cognizant®

2025 Annual Report



The AI Builder era

When I began my journey as Cognizant's CEO three years ago, we set out with a clear mandate: to reclaim our winning heritage. 2025 proved to be a landmark year as we deepened client connections, strengthened our execution muscle, established a platform for lifelong learning for our associates and delivered top-tier[1] revenue growth that placed us in our industry's winners' circle.

This performance is a foundation for the era ahead. AI is recomposing the technology services industry—away from configuring packaged software and towards creating bespoke intelligence systems grounded in how each business operates. This is builder's work, and it is a return to what Cognizant was founded to do.

Bridging the velocity gap

Today's central opportunity is what we call the AI velocity gap—the growing chasm between the trillions of dollars invested in AI infrastructure and the slower realization of P&L value. While the technology is mature enough to help unlock an estimated $4.5 trillion in US labor value alone (according to our latest "New work, new world" research), its value has not yet drifted to enterprises. Companies are facing enormous complexity as they retool their workforces with human and digital labor, redesign operating models, refactor software development, embrace agentic workflows and shift towards AI-native technology architectures—all at once.

Our mission is to bridge this gap by building bespoke AI-powered solutions to help simplify, reduce risk and accelerate our clients' journeys to scaled AI adoption and value. By creating and owning the proprietary frameworks and methodologies that ground AI within the context of each client's business, we are also capturing durable value in this new economy.

Defining the "AI Builder" company

In the beginning, Cognizant was not a systems integrator. We built systems and engineered outcomes, driving broad-based economic value that fueled growth for our clients. The enterprise software era shifted the center of gravity. Value migrated to the software companies who owned the product, and we became integrators.

New AI capabilities are changing the equation. The deterministic software of the past—rule-based, repeatable, suited for off-the-shelf applications—has given way to Software 2.0: probabilistic, contextual, naturally bespoke and increasingly authored by AI. In the AI world, systems matter more than ever,

requiring rigorous governance, contextual intelligence and auditability controls to deliver enterprise-grade results clients can trust.

This change gives us the opportunity to be builders again—creating full-stack, custom agentic journeys and delivering outcomes as a service for our clients. It also gives us the chance to define the "AI Builder" category. As a company with interdisciplinary depth across domain expertise and AI engineering, the client understanding to co-create from the trenches, and the operational courage and discipline to be committed to client outcomes, we are an AI Builder.

Powering our AI Builder approach

Directly supporting our AI Builder approach are:

- Cognizant BASIS, our consulting-led framework that enables enterprise reinvention and helps reduce legacy operating models as the bottleneck to AI diffusion.

- Context engineering, a discipline that Cognizant has advanced and formalized with certification tracks and integration into client work; it has gained significant traction with clients over the past 12 months. As AI infrastructure increasingly relies on similar frontier models and commoditized capabilities, we believe sustainable competitive advantage will come from how effectively proprietary context is used to shape AI systems around the distinct realities of each business.

- Our award-winning AI Lab, with its 62 US patents—at the end of 2025—and more than 50 researchers, continues to expand globally. The AI Lab's mandate is to sense the future and partner closely with clients, our platforms and products group, and our solutioning teams to translate frontier research into industry-relevant use cases.

- Our products and platforms, including Neuro® AI and Flowsource™, enable us to deliver scaled benefits in implementation, modernization and operations, while creating greater nonlinearity in how we operate and grow.

We surround this with a powerful and diverse partnership ecosystem of hyperscalers, domain innovators and AI-native companies that enables our clients to benefit from best-of-breed capabilities at every layer of the stack while limiting lock-in to any single provider.

Accelerating growth: Our 2025 momentum

In 2025, we laid out our three-vector AI strategy, which includes: 1) using AI to accelerate software development and reduce technical debt, 2) industrializing AI from pilots into enterprise-grade systems, and 3) agentifying the enterprise by creating "agentic capital" that can tackle objectives traditional software is largely unable to reach.

We delivered a record full-year revenue of over $21 billion, with 7% growth or 6.4% growth in constant currency.[2] Importantly, our growth was profitable. We expanded operating margin and delivered earnings per share growth even as we funded significant advancements in our platforms, partnerships and intellectual property—including opening our newest AI Lab in Bengaluru and adding new IP to our patent portfolio. We accomplished this while maintaining our investments in our people.

This financial performance is an outcome of our operational rigor. Trailing 12-month bookings grew 5% year-on-year, and we signed 28 large deals with a total contract value (TCV) of over $100 million each, with the TCV of large deals increasing by nearly 50% from the prior year. Our client Net Promoter Score® reached its highest level in four years and is up meaningfully from 2023, demonstrating the effectiveness of our client-centric focus. And we returned $2 billion to shareholders, reflecting our confidence in our long-term trajectory.

Amplifying talent: A new model for human capital

Underpinning our AI Builder approach is our talent strategy. We are evolving from a linear staffing model to an asynchronous "macro-delegate/ micro-steer" framework, where our associates delegate complex tasks to agentic networks and steer the strategy. We are also broadening our talent base by hiring non-STEM graduates and early-career talent. This includes recruiting liberal arts graduates who bring an interdisciplinary skill set able to uncover

new problems worth solving. By hiring non-STEM graduates alongside engineers, we're building a workforce equipped with the judgment to steer autonomous agents through complex workflows. Finally, having surpassed our initial goal to train one million people in future-ready skills, we've set a new target to upskill two million individuals globally by 2030 through our Synapse program.

Cognizant's history is a testament to the power of adaptation. Thirty years ago, we were builders. Today, we have reclaimed that mindset to accelerate value realization for our clients. For decades, technology services were largely anchored in technology spend, a narrow slice of total enterprise budgets. Today, clients are applying intelligence to core operational processes that traditional software was never built to address. This shifts our opportunity deeper into the operational heart of the enterprise, dramatically expanding the scope of value we can create.

As we enter 2026, we do so with a clear view of the work ahead. While our foundation is set, true transformation is achieved through the consistent, disciplined application of intelligence to the world's most complex workflows. We are committed to this process of co-innovation, building the systems and the trust necessary to redefine productivity for a new age.

I thank our more than 350,000 associates for their dedication and commitment to becoming the builders of the future. I thank our clients for their partnership and our shareholders for their continued support.

The AI Builder era has arrived. We are ready.

[1] Top tier is defined as the top four, out of peer group which includes Accenture plc; Capgemini SE; CGI Inc.; DXC Technology Company; EPAM Systems, Inc.; Genpact Limited; HCL Technologies Limited; Infosys Limited; Tata Consultancy Services Ltd.; and Wipro Limited.

[2] Constant currency revenue growth is not a measure of financial performance prepared in accordance with GAAP. See "Non-GAAP financial measures" in our Annual Report on Form 10-K for the year ended December 31, 2025, pages 34–36 for more information and a reconciliation to the most directly comparable GAAP financial measures, as applicable.

Ravi Kumar S
Chief Executive Officer



We are
an AI Builder



Building the tools, models, platforms and agents that make AI's potential real for the enterprise.

AI is driving change—much faster than expected

In our original "New work, new world" research from 2023, we predicted AI's disruptive impact would have the potential to reach an astounding 90% of jobs within the next decade. As it turned out, we were right— only according to our latest analysis, AI's capability has reached that level six years early.

In the last year alone, powerful AI models have emerged that can interpret more diverse datasets, employ more advanced reasoning capabilities and deploy agent-driven systems capable of complex work with minimal human involvement. AI is changing how work gets done and charging forward, fast.

Our clients are well aware of AI's impact. To keep pace, they need a partner with a deep understanding of their business and this technology—experts who comprehend the forces that are shaking up markets and changing what customers require. Enterprises must learn to reliably create value, as AI shifts from novelty to everyday necessity.

Businesses need an AI builder

Traditional service models are designed for scalability. They prioritize operational efficiency and linear growth. Today, these business objectives are no less important. They're also no longer sufficient. Amid a $5 trillion infrastructure investment where intelligence will be embedded everywhere, many companies are accelerating their AI adoption. But we believe few are realizing the impact they hoped to see.

Our top priority has always been to help our clients remain relevant. From successive technology waves to new paradigms, we have built a reputation for sensing key technology shifts ahead of the market—and moving quickly to develop products and services that help our clients transform and stay ahead. This agility, at scale, has been a crucial differentiator for us—and for our clients who rely on our continuously evolving capabilities.

To lead in the AI era, relevance means accelerating the transition from AI investments to real-world business value. So, we're returning to our heritage as a builder. Only now, we're building to help our clients unlock the value of AI.



Bridging the gap between AI and enterprise value



Cognizant is building the bridge from AI to business results

From productivity and efficiency gains to business reimagination itself, the potential of AI is undeniable. To some companies that have already made infrastructure investments, though, these transformative outcomes may seem out of reach. Turning that potential into real business results will remain elusive until systems are modernized, processes are reimagined and business context is fully integrated with AI. To work at scale and deliver value, AI must be grounded in the enterprise: in how decisions are made, how work flows across teams and how outcomes are measured. Every enterprise needs a bridge that connects these powerful models to the realities of how the business actually operates. AI is contextual. Without the right elements in place, the gap between a company's AI investments and AI-driven results will persist.

" Off-the-shelf models and prebuilt agents offer potential, but without integrating an enterprise's unique workflows, knowledge, regulatory requirements and culture, AI remains disconnected from business outcomes.



Sandra Notardonato
Head of Global Partnership Development and Influencer Relations

" AI isn't plug-and-play. The business agenda has to lead the technology agenda. That's not a constraint on ambition—it is the condition for it.



Naveen Sharma
SVP and Global Practice Head, AI and Analytics

Our AI Builder approach closes the gap

The approach begins with Cognizant Agent Foundry and Cognizant BASIS, our proprietary framework that reimagines processes while embedding context across every phase of agentic transformation. Through context engineering, our specialists map each client's unique workflows and institutional knowledge to give AI the situational awareness it needs to be precise and relevant. This intelligence layer helps agentic systems deliver more reliable enterprise-specific outcomes.

Our platforms—including Cognizant Ignition™, our data modernization platform, and Cognizant Neuro AI Engineering—and platform-based services help to solve the last-mile challenges of AI transformation, integrating proprietary IP with best-of-breed solutions for faster time to value and help manage delivery risk. These capabilities are amplified through our partner ecosystem, spanning AI leaders such as Anthropic and OpenAI; enterprise platforms including Palantir, ServiceNow and Salesforce; and major cloud hyperscalers, including AWS, Microsoft Azure and Google Cloud. Our AI Lab fuels our continued investments in AI platforms and products, helping us move from R&D to real-world value.

Together, this approach gives us the ability to assemble frontier AI capabilities and combine them with deep industry expertise, enterprise context and proprietary IP—helping clients transform, even in highly regulated industries, with governance and controls tailored to specific regulatory requirements. We connect intelligence to context, systems to strategy and innovation to business impact.

Evolving to lead in an AI-driven world



> **"** Scaling AI is not only a model challenge; it's an organizational one. The shift from automation to business alignment is where transformation happens.



Babak Hodjat
Chief AI Officer

As an AI Builder, Cognizant has returned to creating for our clients

Our shift from systems integrator to AI Builder makes us a new kind of services partner—one that leverages our people and platforms along with our clients' specific context to build agentic journeys designed to generate impactful outcomes for enterprises. As one of the first services partners to declare a



$1 billion investment in AI, we are actively building on our heritage to transform AI potential into real value—productizing our organizational knowledge and building AI-ready operating models that help our clients reimagine their businesses.

Our transformation empowers new capabilities

Cognizant is transforming our own business with AI, so we can leverage its real impact for ourselves and on behalf of our clients. We're moving beyond our traditional areas of integration expertise, evolving to a position where we're building the platforms, agentic journeys, tools and models that make AI's potential real for enterprises.

We established a centralized AI Factory that democratizes the tools and infrastructure our people need to amplify their impact for our clients. We're able to harness AI-generated code through Cognizant Flowsource, our unified full-stack engineering platform that supports our efforts to accelerate speed to market and pursue nonlinear growth in our business model. Our embedded engineering capabilities extend AI to the physical realm. With a growing number of AI use cases across our own corporate functions—from finance to sales—we're streamlining decision-making and cycle times. For example, we have agentified our company intranet, which now processes more than 10 million user actions each month, reducing support tickets by 50% and increasing associate engagement by 35% compared to before its new launch.

Our own transformation is powered by our people. We're fostering a culture of builders across our organization. We achieved a Guinness World Records™ title for the largest online gen AI hackathon through our Vibe Coding initiative, producing more than 30,000 prototypes. Bluebolt®, our grassroots innovation program, had its best year yet with over 340,000 ideas generated in 2025. We've also expanded into new global talent hubs, including our new center in GIFT City, Ahmedabad.

As an AI Builder, we have already made fast progress on our first and most important task: to create a global, AI-enabled workforce that's ready to scale the impact AI can have for us and our clients.

Unlocking the true potential of AI for our clients

> " We have seen the raw power of AI in consumer use cases, but adaptation to enterprise requirements is not simple. It requires contextual data, model specialization, system integration, process change and upskilling.

Prasad Sankaran

President—AI Products and Platforms

Aligning AI-led IT transformation at Aker

The energy sector is constantly evolving to support the changing demands of the world's population. Seeking more sustainable energy production along with increases in agility and operational efficiency, the most innovative companies in this industry are making technology investments today to meet future energy needs.

Building on our long-standing relationship, Aker Solutions partnered with us to enhance their end-user experience while leveraging AI for IT operations (AIOps) to better protect critical data and infrastructure. Additionally, with the implementation of a scalable and flexible consumption-based commercial model, our aim is to lay the foundation for improved responsiveness— giving the global energy leader the ability to quickly adapt as the market changes.

We introduced a transformation roadmap focused on upgrading services and modernizing technology platforms without disrupting stable operations. Leveraging our Cognizant Neuro platform, we are modernizing Aker Solutions' IT operations across cloud services, infrastructure, applications, networks and cybersecurity— strengthening innovation capabilities while improving agility, efficiency and resilience.

Over the course of the next few years, this work is expected to continue to advance technology-driven outcomes for Aker Solutions and support the future of the energy sector in Norway and beyond.



Accelerating agentic adoption at Pearson

AI is changing work faster than people can keep up. As roles evolve and new ones emerge, Pearson is in a position to amplify the most valuable skills in the modern workforce: the abilities to learn, adapt and reskill—continuously. For early-career workers, especially, the stakes are high. They're entering a workforce already in flux, with fewer clear pathways from education to opportunity.

To help address these challenges, Pearson partnered with us to modernize its learning platforms and accelerate the development of AI-powered education and workforce solutions. Together, we are supporting the evolution of select Pearson platforms and learner experiences by applying generative and agentic AI and advancing targeted cloud-native modernization initiatives. In delivering these services, Cognizant utilizes its proprietary Flowsource and Neuro AI capabilities to enable scalable, efficient execution.

By combining Pearson's global leadership in learning and assessment with our consulting and engineering expertise, the partnership is designed to bring AI-powered learning, assessment and skilling programs to market faster and at greater scale. Leveraging technologies such as agentic AI and conversational AI, we are co-creating next-generation learning experiences that work for different learning styles, increase engagement and support lifelong learning across every stage of a career.

The result is intended to advance professional journeys with a more adaptive experience for millions of learners worldwide.





Agentifying operations with Lineage

Food and beverage producers, retailers and distributors depend on temperature-controlled logistics leader Lineage to increase distribution efficiency, advance sustainability, minimize supply chain waste and protect the goods that nourish communities.

As the world's largest global temperature-controlled warehouse REIT, Lineage partnered with us to advance its ongoing customer service transformation as part of a larger effort to drive consistency and operational discipline across the company's network. By combining our deep logistics and customer service expertise with agentic AI capabilities, we are helping Lineage improve personalization and responsiveness while reducing friction in day-to-day customer interactions.

AI-powered platforms are core to Lineage's long-term strategic differentiation and operational performance. We have been working with them in building and deploying many of these platforms to improve the operational efficiency and elevate the reliability of their warehouses. Through close collaboration, our teams are enhancing Lineage's tools, teams and processes—elevating them through greater consistency, quality and innovation.

The future of AI is built by people

Our value is—and has always been—our unique combination of talent and technology. In the shift to an AI-driven economy, we believe the organizations that win will be those that invest as deeply in people as they do in platforms. We continue to deepen our capabilities in both.

That's why we are committing to the future of work at scale. Central to these efforts is the launch of Cognizant Skillspring™, a new associate growth platform designed to support continuous learning, mobility and reinvention across our workforce. To increase our impact beyond our walls, we're expanding our Synapse initiative—which is now on track to skill two million people for the AI economy by 2030, equipping them with the capabilities they'll need to work alongside intelligent systems, including the judgment to recognize when AI systems need human correction, oversight or escalation. As AI becomes ubiquitous, we believe it's crucial for people to change their skills so they can keep contributing in meaningful ways. At Cognizant, we will continue to manage disruption by advancing talent alongside technology. That includes building responsible AI literacy into future learning pathways so that our people can use AI effectively and evaluate it critically.

As we move from being an IT integrator to AI Builder, our responsibilities will continue to expand. And with that, comes new levels of accountability. Not just for implementation but for outcomes that ensure AI is equitable, trustworthy and designed to endure so it can keep serving genuine human needs.

We're building the bridge to an AI-powered future that expands what's possible for our associates, our clients and people everywhere.






















About Cognizant

Cognizant (NASDAQ: CTSH) is an AI Builder and technology services provider, building the bridge between AI investment and enterprise value by building full-stack AI solutions for our clients. Our deep industry, process and engineering expertise enables us to build an organization's unique context into technology systems that amplify human potential, realize tangible returns and keep global enterprises ahead in a fast-changing world.



What we do

We transform experiences so our clients reach new levels of growth and brand loyalty.

We reimagine processes with automation and capabilities that instill insight, precision and speed.

We modernize technologies that help our clients remain relevant and ready for the future.




Industry recognition

Leader in Agentic AI Development and Deployment Services, ISG Provider Lens®

Leader in Generative AI Services, ISG Provider Lens®

Leader in Generative AI Services, Avasant RadarView™

World's Most Ethical Companies by Ethisphere

Fortune's America's Most Innovative Companies

Newsweek's America's Greatest Workplaces for Gen Z

Newsweek's America's Greatest Workplace

Cognizant CEO Ravi Kumar S named to the 2025 TIME 100 AI List

Cognizant CEO Ravi Kumar S is 2025 Pravasi Bharatiya Samman Award recipient

Financial performance

In 2025, our AI Builder strategy and client-centric approach fueled industry-leading performance, delivering more than $21 billion in revenue, operating margin expansion and a $2 billion return to shareholders. This momentum, aided by a record total contract value in large deals, placed us in our industry's winners' circle two years early.

Financial results

$21.1B
revenue
7.0% increase YoY as reported
6.4% increase YoY constant currency[1]

16.1%
GAAP operating margin

15.8%
adjusted operating margin[1]

Capital allocation

$2.0B
returned to shareholders through share repurchases and dividends

Cash generation

$2.9B
cash flow from operations

$2.7B
free cash flow[1]

Revenue mix

By industry



- Communications, Media & Technology — 30%
- Health Sciences — 29%
- Financial Services — 25%
- Products & Resources — 16%

By geography



- North America — 75%
- Continental Europe — 10%
- United Kingdom — 9%
- Rest of world — 6%

Global delivery capabilities

We ended 2025 with approximately 351,600 associates supporting our clients around the world.

256,900	41,600	14,600	7,800	30,700
India	North America	Continental Europe	United Kingdom	Rest of world

[1] Constant currency revenue growth, adjusted operating margin and free cash flow are not measurements of financial performance prepared in accordance with GAAP. See "Non-GAAP financial measures" in our Annual Report on Form 10-K for the year ended December 31, 2025, pages 34–36 for more information and a reconciliation to the most directly comparable GAAP financial measures, as applicable.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
   For the fiscal year ended   December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
   For the transition period from   to

Commission File Number 0-24429

COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Delaware	**13-3728359**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

300 Frank W. Burr Blvd., Suite 36, 6th Floor

Teaneck, New Jersey 07666

(Address of Principal Executive Offices) (Zip Code)

Registrant's telephone number, including area code: (201) 801-0233

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, $0.01 par value per share	CTSH	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☒	Accelerated Filer	☐
Non-accelerated Filer	☐	Smaller Reporting Company	☐
		Emerging Growth Company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

The aggregate market value of the registrant's voting shares of common stock held by non-affiliates of the registrant on June 30, 2025, based on $78 per share, the last reported sale price on the Nasdaq Global Select Market of the Nasdaq Stock Market LLC on that date, was $38.1 billion.

The number of shares of Class A common stock, $0.01 par value, of the registrant outstanding as of February 6, 2026 was 478,246,920 shares.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents are incorporated by reference into the Annual Report on Form 10-K: Portions of the registrant's definitive Proxy Statement for its 2026 Annual Meeting of Stockholders are incorporated by reference into Part III of this Report.

TABLE OF CONTENTS

GLOSSARY

Defined Term	Definition
10b5-1 Plan	Trading plan adopted pursuant to Rule 10b5-1 under the Exchange Act
2009 Incentive Plan	Cognizant Technology Solutions Corporation Amended and Restated 2009 Incentive Compensation Plan
2017 Incentive Plan	Cognizant Technology Solutions Corporation 2017 Incentive Award Plan
2023 Incentive Plan	Cognizant Technology Solutions Corporation 2023 Incentive Award Plan
2026 Proxy Statement	Definitive proxy statement for the 2026 Annual Meeting of Stockholders
Adjusted Diluted EPS	Adjusted diluted earnings per share
AI	Artificial Intelligence
APA	Advance Pricing Agreement
ASC	Accounting Standards Codification
CC	Constant Currency
CE	Continental Europe
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CIO	Chief Information Officer
CITA	Commissioner of Income Tax (Appeals) in India
CLO	Chief Legal Officer, Chief Administrative Officer and Corporate Secretary
CMT	Communications, Media and Technology
CODM	Chief Operating Decision Maker
CPI	Consumer Price Index
Credit Agreement	Credit agreement with a commercial bank syndicate dated April 18, 2024, as amended
CSO	Chief Security Officer
CTS India	Our principal operating subsidiary in India
DSO	Days Sales Outstanding
DTSA	Defend Trade Secrets Act
EPS	Earnings Per Share
ENS	The National Security Scheme
EU	European Union
EU AI Act	European Union Artificial Intelligence Act
EVP	Executive Vice President
Exchange Act	Securities Exchange Act of 1934, as amended
FCPA	Foreign Corrupt Practices Act
FS	Financial Services
GAAP	Generally Accepted Accounting Principles in the United States of America
GCCs	Global Capability Centers
GenAI	Generative Artificial Intelligence
High Court	Madras, India High Court
HR	Human Resources
HS	Health Sciences
India Defined Contribution Obligation	Certain statutory defined contribution obligations of employees and employers in India
IP	Intellectual property
IoT	Internet of Things
IRS	Internal Revenue Service
ISO	An international standard for information security management

Defined Term	Definition
IT	Information Technology
ITAT	Income Tax Appellate Tribunal in India
ITD	Indian Income Tax Department
Labor Code	Labor law reforms implemented by the Government of India effective November 21, 2025, including the Code on Social Security, 2020.
NA	North America
Nasscom	National Association of Software and Services Companies
NextGen program	Our 2023-2024 program to simplify our operating model, optimize corporate functions and consolidate and realign office space
Ninth Circuit	United States Court of Appeals for the Ninth Circuit
NIST	National Institute of Standards and Technology
OBBBA	One Big Beautiful Bill Act
PSU	Performance Stock Units
Purchase Plan	Cognizant Technology Solutions Corporation 2004 Employee Stock Purchase Plan, as amended
P&R	Products and Resources
R&E	Research and experimental
Recently completed acquisitions	Acquisitions that were completed in the 12 months preceding the beginning of the reporting period (in order to identify the impact of such acquisitions for the first twelve months of ownership)
ROU	Right of Use
RoW	Rest of World
RSU	Restricted Stock Units
SCI	Supreme Court of India
SEC	United States Securities and Exchange Commission
Second Circuit	United States Court of Appeals for the Second Circuit
SG&A	Selling, general and administrative
SVP	Senior Vice President
Syntel	Syntel Sterling Best Shores Mauritius Ltd.
Tax Reform Act	Tax Cuts and Jobs Act
Term Loan	Unsecured term loan under the Credit Agreement
Third Circuit	United States Court of Appeals for the Third Circuit
Title VII	Title VII of the Civil Rights Act of 1964, 42 U.S.C § 2000e et seq.
TriZetto	The TriZetto Group, Inc., now known as Cognizant Technology Software Group, Inc.
UK	United Kingdom
USDC-CDCA	United States District Court for the Central District of California
USDC-NJ	United States District Court for the District of New Jersey
USDC-SDNY	United States District Court for the Southern District of New York
Voluntary Attrition - Tech Services	Attrition metric that includes all voluntary separations with the exception of employees in our Intuitive Operations and Automation practice
VP	Vice President

Forward Looking Statements

The statements contained in this Annual Report on Form 10-K that are not historical facts are forward-looking statements (within the meaning of Section 21E of the Exchange Act) that involve risks and uncertainties. Such forward-looking statements may be identified by, among other things, the use of forward-looking terminology such as "believe," "expect," "may," "could," "would," "plan," "intend," "estimate," "predict," "potential," "continue," "should" or "anticipate" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. From time to time, we or our representatives have made or may make forward-looking statements, orally or in writing.

Such forward-looking statements may be included in various filings made by us with the SEC, in press releases or in oral statements made by or with the approval of one of our authorized executive officers. These forward-looking statements, such as statements regarding our anticipated future revenues, operating margin, earnings, capital expenditures, impacts to our business, financial results and financial condition as a result of the competitive marketplace for talent and future attrition trends, anticipated effective income tax rate and income tax expense, liquidity, financing strategy, access to capital, capital return strategy, investment strategies, cost management, plans and objectives, investment in our business, potential acquisitions, industry trends, client behaviors and trends, the outcome of and costs associated with regulatory and litigation matters, the appropriateness of the accrual related to the India Defined Contribution Obligation and other statements regarding matters that are not historical facts, are based on our current expectations, estimates and projections, management's beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Actual results, performance, achievements and outcomes could differ materially from the results expressed in, or anticipated or implied by, these forward-looking statements. There are a number of important factors that could cause our results to differ materially from those indicated by such forward-looking statements, including:

- macroeconomic and geopolitical conditions globally, in particular in the markets in which our clients and operations are concentrated;

- intense and evolving competition and significant technological advances that our service offerings must keep pace with in the rapidly changing markets we compete in;

- our ability to successfully use AI-based technologies in our client offerings and our own internal operations and the impact AI-based technologies may have on the demand for our services or our ability to obtain favorable pricing or other terms for our services;

- our ability to attract, train and retain skilled employees, including highly skilled technical personnel and personnel with experience in key AI and digital areas and senior management to lead our business globally, at an acceptable cost;

- unexpected terminations of client contracts on short notice or reduced spending by clients;

- our ability to meet specified service levels or milestones required by certain of our contracts;

- our ability to achieve our profitability goals and maintain our capital return strategy;

- challenges related to growing our business organically as well as inorganically through acquisitions, and our ability to achieve our targeted growth rates and successfully integrate acquired businesses;

- legal, reputation and financial risks if we fail to protect client and/or our data from security breaches and/or cyber attacks;

- fluctuations in foreign currency exchange rates, or the failure of our hedging strategies to mitigate such fluctuations;

- the impact of future pandemics, epidemics or other outbreaks of disease, on our business, results of operations, liquidity and financial condition;

- the impact of extreme weather on our business;

- our ability to meet sustainability and societal related expectations and ambitions;

- the effectiveness of our risk management, business resilience and disaster recovery plans and the potential that our global delivery capabilities could be impacted;

- restrictions on visas, in particular in the United States, UK and EU, or immigration more generally or increased costs of such visas or the wages we are required to pay employees on visas, which may affect our ability to compete for and provide services to our clients;

- risks related to anti-outsourcing legislation, if adopted, and negative perceptions associated with offshore outsourcing, both of which could impair our ability to serve our clients;

- risks and costs related to complying with numerous and evolving legal and regulatory requirements and client expectations in the many jurisdictions in which we operate;

- actual and potential changes in tax laws, or in their interpretation or enforcement, failure by us to adapt our corporate structure and intercompany arrangements, or adverse outcomes of tax audits, investigations or proceedings;
- actual and potential exposure to litigation and legal claims in the conduct of our business;
- risks related to infringement upon the IP rights of others or having our IP rights infringed upon; and
- the factors set forth in "Part 1, Item 1A. Risk Factors" in this report.

You are advised to consult any further disclosures we make on related subjects in the reports we file with the SEC, including this report in the sections titled "Part I, Item 1. Business," "Part I, Item 1A. Risk Factors" and "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations." We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Item 1. Business

Overview

Cognizant is one of the world's leading professional services companies, engineering modern businesses and delivering strategic outcomes for our clients. We help clients modernize technology, reimagine processes and transform experiences so they can stay ahead in today's fast-changing world, where AI is reshaping organizations in every field. As an AI builder, we provide deep expertise at the intersection of industry and technology, combining our perspective with extensive knowledge of our clients' organizations to build industry-specific platforms and incorporate context into systems, AI models and custom solutions. We tailor our services and solutions to specific industries with an integrated global delivery model that employs client service and delivery teams based at client locations and dedicated global and regional delivery centers. Our services include consulting, application development, systems integration, quality engineering and assurance, engineering research and development, application maintenance, infrastructure and security as well as business process services and automation.

Our purpose, vision and values are central to Cognizant's strategic approach. Our values support our vision and enhance our ability to innovate and co-create with our clients.

About Cognizant

Our purpose
Why we exist
We engineer modern businesses
to improve everyday life

Our vision
What we aspire to achieve
To become the preeminent technology services
provider to the Global 2000- C-Suite

Our values
How we work











Work as one	Raise the bar	Dare to innovate	Do the right thing	Own it
We think beyond roles, relying on each other's strength to win as a team	We always aim for excellence in how we work and what we deliver	We push boundaries and take chances to reimagine what's possible	We all lead with integrity and always make the ethical choice	We own the outcomes for our company, colleagues and community

In order to achieve this vision and support our clients, we are focusing on accelerating growth, becoming an employer of choice and simplifying our operations through modernization and an AI-enabled IT roadmap. In executing our strategy, we seek to drive organic growth through investments in our digital and AI capabilities across industries and geographies, including the extensive training and reskilling of our technical teams and the expansion of our local workforces in the United States and other markets around the world. Additionally, we pursue select strategic acquisitions to expand our talent, experience and capabilities in key technologies or in particular geographies or industries. See Note 3 and Note 18 to our consolidated financial statements for additional information.

We are focused on expanding our partner ecosystem across a broad range of technology companies, including hyperscalers, cloud providers, enterprise software companies, best-in-class digital software enterprises and emerging start-ups. We believe this partner ecosystem will enable us to enhance our innovative, integrated offerings by combining third-party products with our service solutions to deliver enterprise-wide digital transformation.

Reportable Business Segments

In 2025, we went to market across four industry-based operating segments, which are our four reportable business segments: (i) Health Sciences (HS) (ii) Financial Services (FS) (iii) Products and Resources (P&R) and (iv) Communications, Media and Technology (CMT).

Our clients seek to partner with service providers that have a deep understanding of their businesses, industry initiatives, customers, markets and cultures and the ability to create solutions tailored to meet their individual business needs. Across industries, our clients are confronted with the risk of being disrupted by nimble, AI-native competitors. Our clients increasingly feel the need to transform and are therefore redirecting their focus and investment to new operating models and embracing AI, cloud-native architectures and modern development practices that enable quick adjustments to shifts in their markets. We believe that our deep knowledge of our clients' businesses and the industries we serve has been central to our growth and high client satisfaction, and we continue to develop and deploy our client-centric culture, innovating together to produce transformative outcomes.

Our HS segment consists of healthcare providers and payers, and life sciences companies, including pharmaceutical, biotech and medical device companies. Demand in this segment is driven by emerging industry trends, including the shift towards consumerism, outcome-based care, digital health and delivering seamless, patient-centered experiences. These trends result in increased demand for services that drive operational improvements in areas such as clinical development, pharmacovigilance and manufacturing, as well as claims processing, enrollment, membership and revenue cycle management. Demand is also created by the adoption and integration of digital technologies such as AI and predictive data analytics to improve clinical trial designs, data security, patient engagement and care outcomes.

Our FS segment includes banking, capital markets, payments and insurance companies. Demand in this segment is driven by our clients' need to modernize legacy technology environments, strengthen operational resilience and adopt cloud, data and AI capabilities to meet evolving customer expectations and regulatory requirements. Our clients are expanding enterprise AI adoption to enhance customer experience, improve risk and fraud management, accelerate underwriting and lending and modernize payments. These initiatives require core platform modernization, greater use of advanced analytics and responsible AI frameworks to ensure transparency, security and compliance.

Our P&R segment includes manufacturers, automakers, retailers, consumer goods companies, aerospace and defense companies, and travel and hospitality companies, as well as businesses providing logistics, energy and utility services. Demand in this segment is driven by our clients' focus on improving the efficiency and sustainability of their operations; the enablement and integration of business platforms to support sales and customer experience enhancement initiatives; the generational shift from mechanical to software-defined, experience-driven customer interactions; grid modernization to support a consumer-driven energy landscape that enables cleaner, more efficient energy use; and their adoption and integration of AI and other technologies, such as intelligent systems to manage supply chains and enhance overall customer experiences, and IoT to generate data and insights for factories, fleets, products and real estate companies.

Our CMT segment includes global communications, media and entertainment, education, publishing, information and professional services and technology companies. Demand in this segment is driven by our clients' need for services related to AI adoption, modernization of business and technology operations, development of agentic ecosystems for the generation of new revenue streams, enhancing user experiences and driving operational efficiency. In response to this demand, our focus areas include AI and analytics, data modernization, customer experience design, supporting clients as they launch new products and services, transforming client interactions with customers, telecom network monetization, media supply chain transformation and applications, as well as infrastructure modernization.

For the year ended December 31, 2025, revenues across our four reportable business segments were as follows:



Revenues by business segment for 2025

Health Sciences: 30.1%
Financial Services: 29.2%
Communications, Media and Technology: 15.7%
Products and Resources: 25.0%

The services we provide are distributed among a number of clients in each of our reportable business segments. The volume of work performed for specific clients may vary significantly from year to year. A loss of a significant client or a few significant clients in a particular segment could materially reduce revenues for that segment. The services we provide to our larger clients are often critical to their operations and termination of our services would typically require an extended transition period with gradually declining revenues.

See Note 2 to our consolidated financial statements for additional information related to disaggregation of revenues by client location, service line and contract-type for each of our reportable business segments.

Services and Solutions

Our services include AI and other technology services and solutions, consulting, application development, systems integration, quality engineering and assurance, application maintenance, infrastructure and security as well as business process services and automation. Additionally, we develop, license, implement and support proprietary and third-party software products and platforms. Central to our strategy to align with our clients' need for continuous transformation is our sustained investment in new technologies, including GenAI and agentic systems, cloud, data modernization, automation, digital engineering and IoT. These capabilities help clients enable AI-led productivity and efficiency, industrialize AI and agentify the enterprise to improve the experiences they offer to their customers, tap into new revenue streams and defend against digital- and AI-native competitors.

In most cases, our clients operate in hybrid technology environments, running critical new digital initiatives alongside essential legacy systems. In the AI era, our clients have an accelerated need to modernize their technology estates, reimagine operations and shift to an AI-driven operating model. This has intensified demand for next-gen capabilities in AI, automation, digital commerce, secure distributed work and the design and integration of full-stack AI solutions tailored to each enterprise's specific needs. We believe our deep understanding of our clients' established systems and their ambitions provides us with a unique advantage as we work with them to architect solutions that are both transformative and practical.

Our services and solutions are organized into seven integrated practices, which help us deliver these capabilities in ways that align with each client's specific transformation journey. These practices are Core Technologies and Insights, Enterprise Platform Services, Industry Solutions, Intuitive Operations and Automation, Software and Platform Engineering, Cognizant Moment and our newest practice, Security. Our consulting professionals have deep industry-specific expertise and work closely across our practices to design and deliver integrated AI and digital solutions tailored to specific client requirements. Leveraging a wide range of technologies across our clients' enterprises, together with our proprietary platforms and accelerators and those of our ecosystem partners, we help clients implement and operate AI solutions with integration, governance, security and monitoring controls. These offerings, many including unique IP developed in our AI Lab, improve efficiency, enable new customer experiences, and support business outcomes that align to our clients' industries. Our GCC offerings also help clients establish, scale and optimize GCCs to build resilient, cost-effective and innovation-focused operating models. These offerings combine domain expertise, digital engineering capabilities, and global delivery to help clients improve productivity, enhance governance and accelerate modernization at scale.

Core Technologies and Insights

Our Core Technologies and Insights practice helps clients build agile and relevant organizations that apply the power of AI, cloud, data and IoT to help them perform better and innovate faster. Our clients can harness data securely in cloud-first architectures, enabling them to become highly resilient enterprises that are capable of quickly adapting to market dynamics. Areas of focus within this practice are:

- AI and analytics, which helps clients identify and adopt the best AI use cases for their enterprise and formulate actionable insights from unstructured data to drive a greater understanding of their customers and operations;

- Cloud and infrastructure, which helps simplify and modernize IT environments, creating a solid foundation for AI innovation; and

- IoT, which enables the convergence of the physical and the digital in smart products.

Enterprise Platform Services

Our Enterprise Platform Services practice helps our clients transform multiple front- and back-office business processes, implementing enterprise-wide platforms that enable customer experience, customer relationship management, human capital management, supply chain management, enterprise resource planning and financial processes. Our services decrease time to market, drive efficiencies and deliver impactful experiences. Our clients can better share information, simplify IT processes, automate workflows and improve flexibility. This practice focuses on application services, which help enterprises engage their partner ecosystems more productively, and run their operations and financial organizations more efficiently while enabling improved employee and customer experiences. We work closely with partners including Amazon Web Services, Cisco, Google, Microsoft, Oracle, Pegasystems, Salesforce, SAP, ServiceNow, Workday and many others.

Industry Solutions

Our Industry Solutions practice was established as part of Cognizant's strategy to build differentiation at the industry level. The practice integrates industry technologists and thought leaders specialized in vertical micro-segments. These teams work with specialized partners to develop industry-specific products and services that enable clients to improve productivity, increase operational excellence and accelerate innovation.

Intuitive Operations and Automation

Our Intuitive Operations and Automation practice helps clients build and run modern operations through two main vehicles: AI-led automation, which includes advisory and process and IT automation solutions designed to simplify and accelerate automation adoption, and business process outsourcing services, which help deliver business outcomes including revenue growth, increased customer and employee satisfaction and cost savings. Our automation advisory, implementation and managed services experts partner with clients to transform end-to-end processes, design and manage the next-generation human and digital workforce, enable seamless experiences and achieve multi-fold productivity increases. Our technology-driven business process outsourcing services incorporate key AI use cases to help clients transform and run functions and industry-specific processes such as finance and accounting, omni-channel customer care, loan origination, annotation services, location-based services and medical data management.

Software and Platform Engineering

Our Software and Platform Engineering practice helps clients develop modern enterprises through digital software engineering products, services and solutions that support optimization and modernization of their IT estates and deliver new value for their customers. This practice manages service-delivery platforms that enable enterprise transformation at scale and accelerate the wide use of GenAI in the enterprise. Our clients can leverage data, technologies and our digital engineering, design and product development capabilities to build world-class experiences, and a responsive, agile and intuitive framework for continuous innovation. Areas of focus are:

- Digital engineering, which delivers modern business software;
- Application development and management, which improves or reimagines applications; and
- Quality engineering and assurance, which helps clients build and run the highest quality software.

Digital Experience Services (Cognizant Moment)

Cognizant Moment is our digital experience practice, designed to help clients leverage the power of AI to reimagine customer experiences and engineer innovative strategies aimed at driving growth. Cognizant Moment delivers intelligent ecosystem orchestration, connecting experiences as well as their underlying data, technology and operations across the entire enterprise. This approach enables clients to leverage GenAI's content generation capabilities alongside human ingenuity to innovate and differentiate by informing and automating processes, and creating dynamic, hyper-personalized experiences for their customers.

Security

Established in 2026, our Security practice helps clients protect their digital environments and maintain regulatory compliance through comprehensive cybersecurity solutions. We provide governance, risk and compliance services to manage cyber risks and ensure adherence to regulatory standards, threat and vulnerability management to enable proactive detection and mitigation of sophisticated threats, data protection and privacy services including classification, encryption and leakage prevention, identity and access management solutions delivering identity-centric, zero-trust security and cloud and infrastructure security services protecting network, workload and cloud environments.

Global Delivery Model

We operate in an integrated global delivery model, with delivery centers worldwide to provide our full range of services to our clients. Our model leverages methodologies, tools, AI and other enablers to optimize delivery by enhancing people's capabilities through technology. We continue to modernize our delivery operations through lean processes, increased automation and integrated, AI-infused systems. Our employees are deployed at client sites, local or in-country delivery centers, regional delivery centers and offshore delivery centers, as required to best serve our clients. Our extensive facilities, technology and communications infrastructure are designed to enable the effective collaboration of our global workforce across locations and geographies.

Competition

The markets for our services are highly competitive, characterized by a large number of participants and subject to rapid change. Competitors may include systems integration firms, contract programming companies, application software companies, cloud computing service providers, traditional consulting firms, professional services groups of computer equipment companies, infrastructure management companies, outsourcing companies, boutique digital companies and clients' in-house technology resources, such as GCCs. Our direct competitors include, among others, Accenture, Atos, Capgemini, CGI, Deloitte Digital, DXC Technology, EPAM Systems, Genpact, HCL Technologies, IBM Consulting, Infosys Technologies, Tata Consultancy Services and Wipro. In addition, we compete with numerous smaller local companies in the various geographic markets in which we operate. For additional information, see Part I, Item 1A. Risk Factors.

The principal competitive factors affecting the markets for our services include the provider's reputation and experience, strategic advisory capabilities, digital and AI capabilities, performance and reliability, responsiveness to customer needs, financial stability, corporate governance and competitive pricing of services. Accordingly, we rely on the following to compete effectively:

- investments to scale our AI capabilities;
- our recruiting, training and retention model;
- an entrepreneurial culture and approach to our work;
- a broad client referral base;
- investment in process improvement and knowledge capture;
- our global delivery model;
- financial stability and good corporate governance;
- our partnerships;
- continued focus on responsiveness to client needs, quality of services and competitive prices; and
- project management capabilities and technical expertise.

Intellectual Property, Certain Trademarks, Trade Names and Service Marks

We provide value to our clients based, in part, on our proprietary innovations, methodologies, software, reusable knowledge capital and other IP assets. We recognize the importance of IP and its ability to differentiate us from our competitors. Accordingly, we have made investments in protecting our IP, including areas directed at AI-related technologies. We seek IP protection for many of our innovations and rely on a combination of patent, copyright and trade secret laws, confidentiality procedures and contractual provisions to protect our IP. We have registered, and applied for the registration of, U.S. and international trademarks, service marks, and domain names to protect our brands, including our Cognizant brand, which is one of our most valuable assets. We own or are licensed under a number of patents, trademarks and copyrights of varying duration, relating to our products and services. We also have policies requiring our employees to respect the IP rights of others. While our proprietary IP rights are important to our success, we believe our business as a whole is not materially dependent on any particular IP right or any particular group of patents, trademarks, copyrights or licenses, other than our Cognizant brand.

Cognizant® and other trademarks appearing in this report are registered trademarks or trademarks of Cognizant and its affiliates in the United States and other countries. This Annual Report on Form 10-K also contains trademarks, trade names and service marks of other companies, which are the property of their respective owners. Solely for convenience, trademarks, trade names and service marks referred to in this Annual Report on Form 10-K may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, trade names and service marks. We do not intend our use or display of other parties' trademarks, trade names or service marks to imply, and such use or display should not be construed to imply a relationship with, or endorsement or sponsorship of us by, these other parties.

Our People and Culture

Cognizant's success is powered by our talented global workforce and distinct culture. As of December 31, 2025, we had approximately 351,600 employees, with 256,900 in India, 41,600 in North America, 14,600 in Continental Europe, 7,800 in the United Kingdom and 30,700 in various other locations throughout the rest of the world. As of December 31, 2025, our workforce is comprised of approximately 39% women and 61% men.

- **Culture and engagement:** Guided by our core values - Work as One, Raise the Bar, Dare to Innovate, Do the Right Thing, and Own It - we strive to foster a culture that is highly innovative, collaborative, inclusive and ethical.

  - Employees are encouraged to embrace a strong spirit of empowerment and entrepreneurship: our grassroots Bluebolt program enables any employee to submit ideas for implementation with clients or internally.

  - In 2025, Cognizant achieved a GUINNESS WORLD RECORD™ for the largest online GenAI hackathon by hosting a global Vibe Coding Week. Associates were given access to leading vibe coding tools to sharpen their AI skills, producing more than 30,000 prototypes.

  - Leader training on anti-discrimination, a strong ethics & compliance ecosystem and global affinity employee groups help support our efforts to provide equal opportunity for all.

  - Our people are passionate about volunteerism, with over 240,000 hours volunteered for causes such as community skilling and education.

  - Our annual engagement survey scores are above industry benchmarks, and we strive to continuously address feedback at the enterprise and people manager levels.

  - We're recognized as a top employer by leading organizations based on the experiences and real feedback of our people. In 2025, this included: Forbes World's Best Employers, Time's World's Best Companies, Newsweek's America's Greatest Workplaces, Fortune's America's Most Innovative Companies and Ethisphere's World's Most Ethical Companies, among others.

- **Skill relevance and growth**: Amidst the rapidly changing AI-driven landscape, Cognizant aims to fuel strong performance and future readiness at all levels through our award-winning learning engine.

  - Our proprietary talent intelligence model is designed to identify skills needed and ready our workforce ahead of technology transformation.

  - AI skill building is a core focus – from July 2023 to end of 2025, we have upskilled more than 330,000 associates on GenAI via more than 1,000 learning programs.

  - In addition to our deep institutional learning expertise, we provide cutting edge training through alliances and partnerships with leading organizations, such as Google, Microsoft, Anthropic and NVIDIA.

  - We encourage learning through experimentation by providing access to leading AI tools, including Microsoft Copilot, GitHub CoPilot, Google Gemini Code Assist and Windsurf.

  - We evolve roles and career pathways for the future. We are redesigning career paths to transition roles highly impacted by AI to higher value roles by building adjacent skills.

  - We build future workforce capability both internally and in our communities. In 2025, we doubled our Synapse program commitment having achieved our original goal early, and are now targeting upskilling 2 million future workers by 2030.

- **Career and talent development**: We believe broad, interdisciplinary experience strengthens talent in an AI-driven world. We empower our people to build unique and varied careers across the Cognizant ecosystem.

  - We enable regular role movement and career growth and progression through an internal job move program and talent marketplace.

  - We regularly promote talent across the business, including both role-based and performance-based promotions, promoting approximately 110,000 employees since 2023.

  - We have structured talent review and performance processes to support career growth and development.

  - We build our leadership pipeline and capability across levels through leadership development initiatives, assessments based on our leadership competencies, multi-stakeholder feedback, coaching, accelerated programs, partnerships with leading universities and more.

- **Total rewards:** We reward employees through compensation, benefits, and recognition programs to help support their physical, mental and financial wellbeing.

  - Our comprehensive portfolio includes compensation programs, healthcare benefits, risk protection coverage, overall wellbeing and family care, tax savings programs, income protection, retirement and financial planning resources, time off programs, recognition and more.

  - We promote awareness and provide access to mental health support through mental health training for all employees, wellbeing events, and free counseling sessions via our Employee Assistance Program, among other initiatives. Additionally, Cognizant's mental health ally network has hundreds of trained and certified employees who provide peer-to-peer support.

  - Cognizant's recognition platform celebrates service milestones and enables leader-initiated and peer-to-peer awards for both non-monetary and monetary appreciation. Recognition is also enabled through manager toolkits, funds for team celebrations, a global annual awards event and more.

- **Talent sourcing:** We avail ourselves of broad talent pools to identify the best talent to shape the future.

  - Cognizant believes early-in-career talent have a competitive edge in this dynamic moment as AI natives and lifelong learners. Our talent programs across regions focus on robust upskilling, AI exposure and real-world experience.

  - We have strengthened our North America talent strategy with expanded recruiting, training, a revitalized internship program, and increased office presence across multiple locations, while in India we are scaling operations into tier two cities to access emerging talent pools.

  - To meet dynamic client demand, we utilize subcontractors for additional capacity and agility. Historically, subcontractor usage has been immaterial relative to our overall headcount.

  - We are not party to any significant collective bargaining agreements.

  - Globally, we manage visa-dependent roles with careful consideration of business needs and associated risks. For additional information, see Part I, Item 1A. Risk Factors.

  - For the years ended December 31, 2025 and 2024, our Voluntary Attrition - Tech Services was 13.9% and 15.9%, respectively.

Governmental Regulation

As a result of the size, breadth and geographic diversity of our business, our operations are subject to a variety of laws and regulations in the jurisdictions in which we operate, including with respect to import and export controls, temporary work authorizations or work permits and other immigration laws, content requirements, trade restrictions, tariffs, taxation, anti-corruption, the environment, government affairs, internal and disclosure control obligations, data privacy, intellectual property, employee and labor relations, and compliance with these laws may impact our capital expenditures, earnings and competitive position. For additional information, see Part I, Item 1A. Risk Factors as well as the "Business Outlook" section within Part I. Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations. Executive Summary.

Information About Our Executive Officers

The following table identifies our current executive officers:

Name	Age	Capacities in Which Served
Ravi Kumar S	54	Chief Executive Officer
Jatin Dalal	51	Chief Financial Officer
Balu Ganesh Ayyar	64	President - Intuitive Operations and Automation and Industry Solutions
Kathryn Diaz	56	Chief People Officer
Surya Gummadi	49	President - Americas
Alina Kerdman	45	SVP, Controller and Chief Accounting Officer
John Kim	58	Chief Legal Officer, Chief Administrative Officer and Corporate Secretary
Rajesh Varrier	56	President - Operations and Managing Director, Cognizant India

Ravi Kumar Singisetti (also referred to as Ravi Kumar S or Ravi Kumar) has been our Chief Executive Officer since January 2023. Prior to joining Cognizant, Mr. Kumar was the President of Infosys, an Indian multinational technology company, where he led the Infosys Global Services Organization across all global industry segments from January 2016 to October 2022. While serving as President of Infosys, he also served as Chairman of the Board of various Infosys subsidiaries. Prior to such role, Mr. Kumar served in positions of increasing authority at PricewaterhouseCoopers, Cambridge Technology Partners, Oracle Corporation, Sapient and Infosys. He is a member of the Board of Directors of Transunion, where he is a member of the Compensation Committee and the Technology Committee. He is also on the Board of Directors for the U.S. Chamber of Commerce. Mr. Kumar has a bachelor's degree in engineering from Shivaji University and an MBA from Xavier Institute of Management, India.

Jatin Dalal has been our Chief Financial Officer since December 2023. Prior to joining Cognizant, Mr. Dalal served as Chief Financial Officer of Wipro Limited, a publicly traded multinational technology and services consulting company, from April 2015 to November 2023 and assumed additional responsibilities as President from December 2019 to November 2023. Previously, he held various leadership positions at Wipro, including CFO, IT Business from 2011 to 2015. He joined Wipro in 2002 from the General Electric Company, where he began his career in 1999. Mr. Dalal holds a bachelor's degree in engineering from the National Institute of Technology in Surat, India. He also has a postgraduate diploma in business administration with a specialization in finance and international business from Narsee Monjee Institute of Management Studies in Mumbai, India. In addition, Mr. Dalal is a Chartered Accountant (India), a Chartered Management Accountant (UK) and a Chartered Financial Analyst (USA). Mr. Dalal has earned an Advanced Computer Security Certificate from Stanford University. Mr. Dalal is also an alumnus of the Advanced Management Program of The Wharton School of the University of Pennsylvania.

Balu Ganesh Ayyar has held the title of President - Intuitive Operations, and Automation and Industry Solutions since March 2025. His previous title was EVP and President, Intuitive Operations and Automation and Industry Solutions, which he had from April 2023 to March 2025. From July 2022 to April 2023, he served as EVP and President, Intuitive Operations and Automation. Previously, he was EVP and President, Digital Operations from August 2019 to June 2022. Prior to joining Cognizant, Mr. Ayyar was the CEO of Mphasis, a global IT services company listed in India, from 2009 to 2017. Prior to Mphasis, Mr. Ayyar spent nearly two decades with Hewlett-Packard, holding a variety of leadership roles across multiple geographies.

Kathryn (Kathy) Diaz has held the title of Chief People Officer since March 2025. From September 2023 to March 2025, her title was EVP, Chief People Officer. She held the Chief People Officer role on an interim basis from May 2023 to September 2023. Prior to being appointed Chief People Officer, Ms. Diaz served as SVP, Head of Global Total Rewards at Cognizant from July 2020 until September 2023. Prior to joining Cognizant in 2020, Ms. Diaz was VP, Total Rewards at Pearson, a multinational publishing and education company. She was the VP of Global Compensation, Global Mobility and HR Systems at PVH (the parent company of Calvin Klein and Tommy Hilfiger). Previously, Ms. Diaz spent over 20 years in a series of HR leadership positions at Merck & Co, Inc. She holds a bachelor's degree in accounting from Rider University and an MBA from Lehigh University.

Surya Gummadi has held the title of President - Americas since March 2025. Previously, his title was EVP and President, Americas from January 2023 to March 2025. He held the President of the Americas role on an interim basis from late June 2022 to January 2023. Prior to being appointed President of the Americas, Mr. Gummadi served as Senior Vice President of our Health Sciences business segment from April 2022 to January 2023, Senior Vice President and head of our Healthcare business from July 2020 to April 2022, Vice President and market leader of our Healthcare business from February 2020 to July 2020 and Vice President and market head for our Health Plans business from October 2017 to February 2020. Prior to that, he served in a variety of roles during his more than 20-year tenure with Cognizant. He holds a degree in mechanical engineering from the Indian Institute of Technology, Bombay.

Alina Kerdman has been our Senior Vice President, Controller and Chief Accounting Officer since July 2025. She previously served as SVP, Assistant Global Controller, from December 2023 to June 2025. From June 2019 to December 2023, she served as VP, Global Revenue Controller and Head of External Reporting. Prior to that she held several finance roles of increasing responsibility at the Company. She joined the Company in 2010 from Ernst & Young LLP, where she began her career in 2001. She holds a bachelor's degree in accounting and finance from the New York University Stern School of Business. She is also an alumna of the Advanced Management Program of the Wharton School of the University of Pennsylvania.

John Kim has held the title of Chief Legal Officer, Chief Administrative Officer and Corporate Secretary since March 2025. From February 2024 to March 2025 his title was EVP, Chief Legal Officer, Chief Administrative Officer and Corporate Secretary. Previously, he was EVP, General Counsel, Chief Corporate Affairs Officer and Secretary, holding this position from

March 2021 to February 2024. Before March 2021, he served as Senior Vice President, Interim General Counsel from January 2021 to March 2021, after joining Cognizant in November 2019 as our Senior Vice President and Deputy General Counsel, Global Commercial Contracts. Prior to joining Cognizant in 2019, Mr. Kim held a variety of senior leadership roles at Capgemini from January 2012 to November 2019, including Global Head of Big Deals. Prior to Capgemini, Mr. Kim served as U.S. Counsel for WNS Global Services from July 2009 to June 2011 and held a variety of leadership roles at Cendant Travel Distribution Services (now known as Travelport) from January 2001 to June 2006, including General Counsel and Chief Compliance Officer. He holds a bachelor's degree in English literature from Columbia University and obtained his law degree from Cornell Law School.

Rajesh Varrier has held the title of President – Operations and Managing Director, Cognizant India since March 2025. From October 2024 to March 2025, he held the title of EVP, Global Head of Operations, and Chairman and Managing Director, Cognizant India. Upon joining the Company in September 2024 until October 2024, he served as EVP, Global Head of Operations. Prior to joining Cognizant, Mr. Varrier held a number of positions at Infosys, an Indian multinational technology company, including serving as EVP, Global Head of Services from November 2023 to April 2024, EVP, Head of Operations Infosys Americas and Global Head of Digital Experience and Microsoft Practice from June 2023 to October 2023 and SVP, Global Head of Digital Experience and Microsoft Practice from April 2018 to June 2023. Prior to that, Mr. Varrier was CIO and Digital Officer for Aditya Birla Sun Life Insurance. Mr. Varrier is a member of the Nasscom Executive Council and a member of the Board of Directors of Cognizant Foundation India. Mr. Varrier holds a bachelor's degree in physics, and a postgraduate degree in Computer Engineering from the University of Mumbai.

None of our executive officers are related to any other executive officer or to any of our Directors. Our executive officers are appointed annually by the Board of Directors and generally serve until their successors are duly appointed and qualified.

Available Information

We make our SEC filings available free of charge through our website at *www.cognizant.com* as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the SEC. No information on our website is incorporated by reference into this Form 10-K or any other public filing made by us with the SEC.

Item 1A. Risk Factors

Investing in our common stock involves a high degree of risk. Before making an investment decision, you should carefully consider the risks described below in addition to the other information set forth in this Annual Report on Form 10-K, including "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes, and the other documents and materials we file with the SEC, as well as news releases and other information we publicly disseminate from time to time. The disclosure below reflects our beliefs and opinions as to the factors, events, or contingencies that could materially and adversely affect us in the future. References to past events are provided as examples only and are not intended to be a complete list or representation as to whether or not the other risks described below have occurred in the past. The risks described below are not the only risks or uncertainties we face. Additional risks and uncertainties not previously known to us, or that we currently see as immaterial, may also adversely affect us. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us, or that we currently believe to be immaterial, could materially and adversely affect our business, financial condition, prospects, or results of operations. In such case, the trading price of our common stock could decline, and you may lose all or part of your original investment. Our actual results could differ materially from those anticipated in our forward-looking statements as a result of specific factors, including the risks and uncertainties described below.

Additionally, macroeconomic and geopolitical developments may amplify many of the risks discussed below to which we are subject. The extent of the impact of macroeconomic and geopolitical developments on our financial and operating performance depends significantly on the duration and severity of such macroeconomic and geopolitical developments, the actions taken to contain or mitigate their impact and any changes in client behaviors as a result thereof.

Risks Related to our Business and Operations

Our results of operations could be adversely affected by macroeconomic and geopolitical conditions globally and in particular in the markets in which our clients and operations are concentrated.

Global macroeconomic conditions have a significant effect on our business as well as the businesses of our clients. Volatile, negative or uncertain economic and geopolitical conditions, including as a result of recession or slowing economic growth, inflation, higher interest rates, tightening of credit markets and changes in trade policy (including trade disputes, the threat or imposition of tariffs or other trade restrictions and related retaliatory actions), have in the past and could in the future cause our clients to reduce, postpone or cancel spending on new or existing projects with us, negatively affecting our business and making it more difficult for us to accurately forecast client demand and have available the right resources to profitably address such client demand. For example, in the recent past some of our clients continued to reduce their discretionary spending in response to economic and geopolitical uncertainty, which negatively impacted our revenues. Clients may reduce demand for services quickly and with little warning, which may cause us to incur extra costs where we have employed more personnel than client demand supports. Further, our business depends on our ability to obtain payment from our clients of the amounts they owe us for the work we perform. Macroeconomic or geopolitical conditions, including recessionary or inflationary pressures, trade disputes or other challenges could result in financial difficulties for our clients that have in the past and could in the future cause clients to delay payments to us, request modifications to their payment arrangements or default on their payment obligations to us.

Our business is particularly susceptible to economic and political conditions in the markets where our clients or operations are concentrated. Our revenues are highly dependent on clients located in the United States and Europe, and any adverse economic, geopolitical or legal uncertainties or adverse developments, including due to the uncertainty related to the economic environment and inflation, natural or man-made disasters and extreme weather, geopolitical events and conflicts, labor or trade disputes or similar events, may cause clients in these geographies to reduce their spending and materially adversely impact our business. Many of our clients are in the financial services and healthcare industries, so any decrease in growth or significant consolidation in these industries or regulatory policies that restrict these industries may reduce demand for our services. Economic and political developments in India, where a significant majority of our operations and technical personnel are located, or in other countries where we maintain delivery operations, may also have a significant impact on our business and costs of operations. As a developing country, India has experienced and may continue to experience high inflation and wage growth, fluctuations in gross domestic product growth and volatility in currency exchange rates, any of which could materially adversely affect our cost of operations. Additionally, we benefit from governmental policies in countries that encourage foreign investment and promote the ease of doing business, such as tax incentives, and any change in policy or circumstances that results in the elimination of such benefits or degradation of the rule of law, or imposition of new adverse restrictions or costs on our operations could have a material adverse effect on our business, results of operations and financial condition.

We face intense and evolving competition and our service offerings must keep pace with significant technological advances in the rapidly changing markets we compete in.

The markets we serve and operate in are highly competitive, subject to rapid change and characterized by a large number of participants, as described in "Part I, Item 1. Business-Competition." We compete on the basis of reputation and experience, strategic advisory capabilities, digital and AI capabilities, performance and reliability, responsiveness to customer needs, financial stability, corporate governance and competitive pricing of services. The less we are able to differentiate our services and solutions and/or clearly convey the value of our services and solutions, the more difficulty we have in winning new work in sufficient volumes and at our target pricing and overall economics. In addition to large, global competitors, we face competition in many geographic markets from numerous smaller, local competitors that may have more experience with operations in these markets, have well-established relationships with our desired clients, or be able to provide services and solutions at lower costs or on terms more attractive to clients than we can. Additionally, we face competition from clients' in-house technology resources, such as GCCs, which may provide a lower cost alternative to our services. Consolidation activity may also result in new competitors with greater scale, a broader footprint or vertical integration that makes them more attractive to clients as a single provider of integrated products and services. In addition, concurrent use by many clients of multiple professional service providers means that we are required to be continually competitive on the quality, scope and pricing of our offerings or face a reduction or elimination of our business. Competitors may also be willing, at times, to take on more risk or price contracts lower than us in an effort to enter the market or increase market share. If we are not able to supply clients with services that they deem superior and successfully apply current business models with market level pricing while managing discounts, we may lose business to competitors and face downward pressure on gross margins and profitability. Any inability to compete effectively would materially adversely affect our business, results of operations and financial condition.

Our relationships with our third-party alliance partners, who supply us with technology, including platforms and software, are also critical to our ability to provide many of our services and solutions that address client demands or requirements. There can be no assurance that we will be able to maintain such relationships or that such technology will be available on the expected timelines or for the anticipated prices. Among other things, such alliance partners may in the future decide to compete with us, form exclusive or more favorable arrangements with our competitors or otherwise reduce our access to their technology, thereby impairing our ability to provide the services and solutions dependent on such technology demanded or required by clients. In addition, some of our third-party alliance partners are also our clients or suppliers of technology for our internal operations. Any performance failure on the part of our alliance partners, or the discontinuance by such alliance partners of technology that we have relied on them to provide for our clients or ourselves, could delay or prevent our performance unless we engage alternative third parties to provide the equivalent technology at our cost or provide the equivalent technology ourselves, any of which could deprive us of potential revenue or adversely impact our profitability. In addition, our third-party alliance partners may also experience reduced demand for their technology, including as a result of changes in technology, which could reduce demand for our services and solutions.

Our competitiveness also depends on our ability to continue to develop and implement services and solutions that anticipate and respond to rapid and continuing changes in technology to serve the evolving needs of our clients. Examples include digital-, cloud- and security-related offerings, AI, augmented reality, automation, blockchain, IoT, quantum and edge computing, digital engineering and manufacturing and as-a-service solutions, among others, which are continually evolving. If we do not sufficiently invest in new technologies, successfully adapt to industry developments and changing demand, develop new tools and platforms that meet our clients' productivity expectations and evolve and expand our business at sufficient speed and scale to keep pace with the demands of the markets we serve, we may be unable to develop and maintain a competitive advantage and execute on our growth strategy, which would materially adversely affect our business, results of operations and financial condition. Some of these technological changes have reduced or replaced the demand for some of our historical services and solutions and will continue to do so in the future. In addition, our clients may delay spending under existing contracts and engagements or delay entering into new contracts while evaluating new technologies. Such reductions, replacements and delays can negatively impact our results of operations if we are unable to adapt our pricing or the pace and level of spending on new technologies is not sufficient to make up any shortfall. Further, as we expand into these areas, we may be exposed to operational, legal, regulatory, ethical, technological and other risks specific to such new areas, which may negatively affect our reputation and demand for our services and solutions.

Our use of AI technologies may not be successful and may present business, financial, legal and reputational risks.

We expect the proliferation of AI will have a significant impact on our industry, and we believe our ability to compete in this space will be critical to our financial performance. We increasingly use AI-based technologies, including GenAI, in our client offerings and our own internal operations. We have incurred and plan to continue to incur significant development and operational costs to build and support our AI capabilities, including costs to ensure ongoing compliance with the complex and rapidly evolving legal landscape around AI and automation. If we fail to develop and implement AI solutions that meet our internal and client needs, if we are unable to offer or bring AI-enabled solutions to market as effectively or with the same speed as our competitors, or if our clients do not accept new pricing models that reflect the value of our AI-enabled solutions, we may fail to recoup our investments in AI and our financial performance, competitive position, business and reputation may be adversely impacted.

AI technology and services are part of a highly competitive and rapidly evolving market. We face significant competition from our traditional competitors as well as other third parties, including those that are new to the market, and our clients may develop their own AI-related capabilities. Some services that we historically performed for our clients have been and will continue to be replaced by AI or other forms of automation, including our own AI-enabled client offerings. Each of the foregoing may lead to reduced demand for our services or harm our ability to obtain favorable pricing or other terms for our services, which could have a material adverse effect on our business, results of operations and financial condition.

AI technology and services require access to high-quality datasets, models (including foundation models), and other AI system components. We currently rely, in part, on third parties to provide these components. In the future, we may face difficulties acquiring the necessary rights from third parties due to market competition, pricing changes, licensing restrictions and other factors. This challenge could hinder our ability to develop, implement or maintain AI technologies. To overcome this, we may need to invest in alternative strategies, such as forming partnerships or developing our own resources.

In addition, the development, adoption and use of AI technologies continue to evolve rapidly and ineffective or inadequate AI development or deployment practices by us, our clients or other third parties may not deliver anticipated efficiencies and could result in unintended consequences. Such consequences may include, for example, operational or compliance risks; reliance on outputs that reflect biased, incomplete or inaccurate information; unauthorized disclosure of sensitive information; operational inefficiencies leading to decreased productivity; deliberate misuse; or infringement of third-party IP rights. Additionally, the use of AI by us or our business partners may create new or exacerbate existing cybersecurity vulnerabilities, including novel risk vectors that may not be immediately identifiable. Ongoing uncertainty around the performance, safety and security of new and emerging AI applications requires continued significant investment in monitoring, validation and implementation of governance processes and controls across the AI lifecycle relating to security, accuracy, bias and other variables to ensure alignment with industry standards and meet customer expectations. These efforts can be complex and resource intensive, could potentially impact our profit margins, may not sufficiently address risks and may cause decreased demand for our services or harm to our business, results of operations, financial condition or reputation.

Furthermore, the legal and regulatory landscape surrounding AI technologies is rapidly evolving, uncertain and varies significantly by jurisdiction. Authorities around the world are applying, or considering applying, laws and regulations related to IP, cybersecurity, export controls, privacy, data security and data protection to AI and automated decision-making technologies, as well as adopting AI-specific regulatory frameworks, such as emerging U.S. state AI laws and the EU AI Act which entered into force in 2024 and parts of which began applying in 2025. These laws are subject to ongoing interpretation and implementation and may impose obligations on companies developing and using AI or automated decision-making technologies. Given the pace of regulatory development and the potential for divergent or evolving scope, interpretation and application of these laws and regulations, we may not always be able to anticipate how courts and regulators will apply existing laws to AI or how new AI-specific legal frameworks will be implemented, or otherwise ensure compliance with these frameworks. Regulatory approaches may differ or conflict across jurisdictions, which could require us to expend resources to tailor or limit certain AI-related offerings in specific markets. For example, the EU AI Act may increase costs or impact the operation of our AI services. Compliance with new or changing laws, regulations, industry standards or ethical requirements and expectations relating to AI may impose significant operational costs, require additional investment in governance, documentation and controls, or necessitate changes to our service offerings or business practices, particularly as we expand the use of such technologies. In certain circumstances, these requirements could delay, limit or prevent our ability to develop, deploy or use AI technologies. Failure to effectively navigate and comply with this evolving landscape may result in legal liability, regulatory action, or brand and reputational harm. Although we maintain a responsible AI framework aligned with recognized international standards that includes risk assessment processes, oversight structures and controls across the AI lifecycle, it may not be sufficient to identify, assess, and mitigate all AI-related risks. The effectiveness of our responsible AI framework depends on numerous factors, including the accuracy of risk assessments, the adequacy of implemented controls, and our ability to adapt to rapidly changing AI capabilities and use cases. There can be no assurance that our responsible AI framework will adequately identify, assess and prevent all AI-related risks.

Finally, AI technology is subject to heightened public and media scrutiny, including with respect to workplace impacts, privacy and ethical concerns. Negative public perception could adversely affect customer demand and our investments in AI technology, which could in turn adversely affect our business or reputation.

If we are unable to attract, train and retain skilled employees to satisfy client demand, including highly skilled technical personnel and personnel with experience in key AI and digital areas, as well as senior management to lead our business globally, our business and results of operations may be materially adversely affected.

Our success is dependent, in large part, on our ability to keep our supply of skilled employees, including project managers, IT engineers and senior technical personnel, in particular those with experience in key AI and digital areas, in balance with client demand and on our ability to attract and retain senior management with the knowledge and skills to lead our business globally. We must hire or upskill, integrate, retain and motivate our large workforce with diverse skills and expertise to serve client demands around the globe, respond quickly to rapid and ongoing technological, industry and macroeconomic developments and grow and manage our business. We also must continue to maintain a senior leadership team that, among other things, is effective in executing on our strategic goals and growing our service capabilities. The loss of senior executives, or the failure to attract, integrate and retain new senior executives as the needs of our business require, could have a material adverse effect on our business and results of operations.

Competition for skilled labor is intense and, in some jurisdictions in which we operate and in key AI and digital areas, there are more open positions than qualified individuals to fill these positions. We compete for employees not only with other companies in our industry but also with companies in other industries, such as software services, engineering services and financial services companies, as well as our clients' GCCs. In addition, changes in immigration laws or policies, or varying applications of immigration laws and policies, have limited the availability of certain work visas in the U.S., which could exacerbate competition for skilled labor. Our business has experienced in the past and may experience in the future employee attrition at levels which could cause us to incur increased costs to hire new employees with the desired skills. We may not be successful in recovering through price increases or other mechanisms any increases we make to compensation, which could adversely affect our profitability and operating margin. Costs associated with recruiting and training employees are significant. If we are unable to hire, retain or deploy employees with the needed skillsets or if we are unable to adequately equip our employees with the skills needed, this could materially adversely affect our business.

Many of our contracts with clients are short-term, and our business, results of operations and financial condition could be adversely affected if our clients terminate their contracts on short notice.

Consistent with industry practice, many of our contracts with clients are short-term or can be terminated by our clients with short notice and without significant early termination cost. Even if not terminated, clients may be able to delay, reduce or eliminate spending on the services and solutions we provide, choose not to retain us for additional stages of a project, try to renegotiate the terms of a contract or cancel or delay additional planned work. Terminations and such other events may result from factors that are beyond our control and unrelated to our work product or the progress of the project, including the business, financial or labor conditions of a client, changes in ownership, management or the strategy of a client or economic or market conditions generally or specific to a client's industry. When contracts are terminated or spending delayed, we lose the anticipated revenues and might not be able to eliminate our associated costs in a timely manner. In particular, the loss of a significant client or a few significant clients could materially reduce revenues for the Company as a whole or for a particular business segment. In addition, our operating margins in subsequent periods could be lower than expected. If we are unable to replace the lost revenues with other work on terms we find acceptable or effectively eliminate costs, our business, results of operations and financial condition could be adversely affected.

Our failure to meet specified service levels or milestones required by certain of our client contracts may result in our client contracts being less profitable, potential liability for penalties or damages or reputational harm.

Many of our client contracts include clauses that tie our compensation to the achievement of agreed-upon performance standards, productivity improvements or milestones. Failure to satisfy any such requirements could significantly reduce our fees under the contracts, increase the cost to us of meeting performance standards or milestones, delay expected payments, subject us to potential damage claims under the contract terms or harm our reputation. Further, our work with governmental clients exposes us to additional risks inherent in the government contracting process, including stricter regulatory requirements and heightened reputational and contractual risks. The use of new technologies in our offerings (including GenAI) can expose us to additional risks if those technologies fail to work as predicted, which could lead to cost overruns, project delays, financial penalties, or damage to our reputation. Clients also often have the right to terminate a contract and pursue damages claims for serious or repeated failure to meet these service commitments. Some of our contracts provide that a portion of our compensation depends on performance measures such as cost-savings, revenue enhancement, benefits produced, business goals attained and adherence to schedule. These goals can be complex and may depend on our clients' actual levels of business activity or may be based on assumptions that are later determined not to be achievable or accurate. As such, these provisions may increase the variability in revenues and margins earned on those contracts and have in the past resulted, and could in the future result, in significant losses on such contracts. Further, if we do not accurately estimate the effort, anticipated productivity improvements, costs or timing for meeting our contractual commitments or completing engagements to a client's satisfaction, our contracts have in the past and could in the future have delivery inefficiencies and be less profitable than expected or unprofitable.

We may not be able to achieve our profitability goals and maintain our capital return strategy.

Our goals for profitability and capital return rely upon a number of assumptions, including our ability to improve the efficiency of our operations and make successful investments to grow and further develop our business. Our profitability is impacted by our ability to accurately estimate, attain, and sustain revenues from client engagements, margins and cash flows over contract periods and general macroeconomic and geopolitical conditions. Our profitability also depends on the efficiency with which we run our operations (including our ability to leverage new technologies such as AI to improve productivity) and the cost of our operations, especially the compensation and benefits costs of our employees. We have incurred, and may continue to incur, substantial costs related to implementing our strategy to optimize such costs, and we may not realize the ultimate cost savings that we expect. We may not be able to efficiently utilize our employees if increased regulation, policy changes or administrative burdens of immigration, work visas or client worksite placement prevents us from deploying our employees on a timely basis, or at all, to fulfill the needs of our clients. Our utilization rates are further affected by a number of factors, including our ability to transition employees from completed projects to new assignments, hire and assimilate new employees, forecast demand for our services and thereby maintain an appropriate headcount in each of our geographies and workforce and manage attrition, and our need to devote time and resources to training, professional development and other typically non-chargeable activities. Increases in wages and other costs, including as a result of attrition, may also put pressure on our profitability.

With respect to capital return, our ability and decisions to pay dividends and repurchase shares depend on a variety of factors, including the cash flow generated from operations, our cash and investment balances, our net income, our overall liquidity position, potential alternative uses of cash, such as acquisitions, and anticipated future economic conditions and financial results. Failure to carry out our capital return strategy may adversely impact our reputation with shareholders and shareholders' perception of our business and the trading price of our common stock.

We face challenges related to growing our business organically as well as inorganically through acquisitions, and we may not be able to achieve our targeted growth rates or successfully acquire, invest in or integrate businesses.

Achievement of our targeted growth rates requires continued significant organic growth of our business as well as inorganic growth through acquisitions. To achieve such growth, we must, among other things, continue to significantly expand our global operations, in particular with respect to AI and digital, and scale our infrastructure to support such business growth and ensure that our service offerings remain responsive to market demand. Continued business growth increases the complexity of our business and places significant strain on our management, employees, operations, systems, delivery, financial resources and internal financial control and reporting functions, which we will have to continue to develop and improve to sustain such growth. Our ability to successfully manage change associated with the various business transformation initiatives is critical for our overall strategy execution. We must continually recruit and train new employees, retain and reskill, as necessary, existing sales, technical, finance, marketing and management employees with the knowledge, skills and experience that our business model requires and effectively manage our employees worldwide to support our culture, values, strategies and goals.

Additionally, we expect to continue pursuing strategic and targeted acquisitions and investments to enhance our offerings of services and solutions or to enable us to expand our talent, experience and capabilities in key AI and digital areas or in particular geographies or industries. We may not be successful in identifying suitable opportunities, completing targeted transactions or achieving the desired results or strategic objectives in the timeframe we expect or at all, such opportunities may divert our management's time and focus away from our core business and realizing the desired results of a particular transaction may depend upon competition, market trends, regulatory developments, additional costs or investments and the actions of suppliers or other third parties. We may face challenges in effectively integrating acquired businesses into our ongoing operations, including the implementation of controls, processes and policies appropriate for a multinational public company at acquired companies that may have previously lacked such functions in areas such as cybersecurity, IT and privacy, among others, and in assimilating and retaining key executives and employees of those businesses into our culture and organizational structure, and these risks may be magnified by the size and number of transactions we execute.

If we are unable to manage our growth effectively, complete acquisitions of the number, magnitude and nature we have targeted, or successfully integrate any acquired businesses into our operations, we may not be able to achieve our targeted growth rates or improve our market share, profitability or competitive position generally or in specific markets or services.

We face legal, reputational and financial risks if we fail to protect client and/or Cognizant data from cybersecurity incidents.

In order to provide our services and solutions, we depend on global information technology networks and systems, to process, transmit, host and securely store electronic information (including our confidential information and the confidential information of our clients) and to communicate among our locations around the world and with our clients, suppliers, vendors and alliance partners (including numerous cloud service providers). Security breaches, employee malfeasance, or human or technological error have in the past and could in the future cause shutdowns or disruptions of our, our vendors' or our clients' operations and potential unauthorized access and/or disclosure of our or our clients' sensitive data, which in turn could jeopardize projects that are critical to our operations or the operations of our clients' businesses and have other adverse impacts on our business or the business of our clients.

In addition, the products, services and software that we provide to our clients, or the third-party components we use to provide such products, services and software, have in the past and may in the future unintentionally contain or introduce cybersecurity threats or vulnerabilities to our clients' information technology networks. Furthermore, the security measures we implement for our cybersecurity solutions clients may not function as expected or be sufficient to identify or protect against certain cybersecurity attacks. Our clients maintain their own proprietary, sensitive, or confidential information that could be compromised in a cybersecurity incident, or their systems may be disabled or disrupted as a result of such an incident. Our clients, regulators, or other third parties have and may in the future attempt to hold us liable for any such losses or damages resulting from such an incident, including through contractual indemnification clauses.

Like other global companies, we and our clients, suppliers, alliance partners (including numerous cloud service providers) and other vendors we interact with face threats to data and systems, including by nation state threat actors, insider threats (including inappropriate access), perpetrators of random or targeted malicious cyberattacks, computer viruses, malware, worms, bot attacks or other destructive or disruptive software and attempts to misappropriate client information and cause system failures and disruptions. Such attacks, or other currently unanticipated threats, could occur in the future. In addition, recent geopolitical tensions have heightened the overall risk of cyber-threats and, while we have taken steps to mitigate such risks, those steps may not be successful. The emergence and maturation of AI capabilities is already being used by malicious actors to amplify cybersecurity attacks. This development may also lead to new or more sophisticated methods of attack and/or a more significant impact on affected parties.

A security compromise of our information systems, of our clients' information systems or of those of other businesses with which we interact (including cloud service providers and software vendors) that results in confidential information being accessed by unauthorized or improper persons, could harm our reputation and expose us to regulatory actions up to and including criminal prosecution, client attrition due to reputational concerns or otherwise, containment and remediation expenses and claims brought by our clients or others for breaching contractual confidentiality and security provisions or data protection laws. Monetary damages imposed on us could be significant and may impose costs in excess of insurance policy limits or not be covered by our insurance at all, and our insurers may not continue to provide coverage on reasonable terms or may disclaim coverage as to any future claims. Techniques used by bad actors to obtain unauthorized access, disable or degrade service, or sabotage systems continuously evolve and may not immediately produce signs of intrusion, and we may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, a security breach could require that we expend substantial additional resources related to the security of our information systems, diverting resources from other projects and disrupting our businesses.

Our clients, suppliers, subcontractors and other third parties with whom we do business, including in particular cloud service providers and software vendors, generally face similar cybersecurity threats, and we must rely on the safeguards adopted by these parties. If these third parties do not have adequate safeguards or their safeguards fail, it might result in breaches of our systems or applications and unauthorized access to or disclosure of our and our clients' confidential data. In addition, we are subject to vulnerabilities in third-party technology components we use in our business and are typically not aware of such vulnerabilities until we receive notice from the third parties who have created the exposure. Due to this delay, our responses to such vulnerabilities may not be adequate or prompt enough to prevent their exploitation.

Although our cybersecurity risk management program utilizes various procedures and controls to mitigate our exposure to the risks described above, the cybersecurity threat landscape is rapidly evolving and increasingly sophisticated. There can be no assurance that the procedures and controls that we implement, or that our clients, suppliers, subcontractors and other third parties with whom we do business implement, will be sufficient to protect from cybersecurity threats. Additionally, any remediation measures that we have taken or that we may undertake in the future may be insufficient to prevent future attacks or insufficient for us to quickly recover from any future attack to efficiently continue our business operations.

Fluctuations in foreign currency exchange rates, or the failure of our hedging strategies to mitigate such fluctuations, can adversely impact our profitability, results of operations and financial condition.

Fluctuations in foreign currency exchange rates can also have adverse effects on our revenues, income from operations and net income when items denominated in other currencies are translated or remeasured into U.S. dollars for presentation of our consolidated financial statements. We have entered into foreign exchange forward and option contracts intended to partially offset the impact of the movement of the exchange rates on future operating costs and to mitigate foreign currency risk on foreign currency denominated net monetary assets. However, the hedging strategies that we have implemented, or may in the future implement, to mitigate foreign currency exchange rate risks may not reduce or completely offset our exposure to foreign exchange rate fluctuations and may expose our business to unexpected market, operational and counterparty credit risks. We are particularly susceptible to wage and cost pressures in India and the exchange rate of the Indian rupee relative to the currencies of our client contracts due to the fact that the substantial majority of our employees are in India while our contracts with clients are typically in the local currency of the country where our clients are located.

Pandemics, epidemics or other outbreaks of disease have had and may in the future have a material adverse impact upon our business, liquidity, results of operations and financial condition.

Any pandemic, epidemic or other outbreak of disease may have widespread, rapidly evolving and unpredictable impacts on global society, economies, financial markets and business practices by, among other things, causing significant loss of life, curtailing congregation of people and disrupting communications and travel. Such events may have a material adverse impact upon, our business, liquidity, results of operations and financial condition, including as a result of reduced client demand for our services, closures of our clients' facilities that materially impair our ability to deliver services to our clients and satisfy contractually agreed upon service levels and increased strain on employees and management, as we saw at the height of the COVID-19 pandemic.

The ultimate extent to which any future pandemics, epidemics or other outbreaks of disease impact our business, liquidity, results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the severity of the disease to which the pandemic, epidemic or other outbreak relates; delivery, adoption and effectiveness of vaccines or other treatments for the disease, including any variants; the duration and extent of the event and waves of infection; travel restrictions and social distancing; the duration and extent of business closures and business disruptions; and the effectiveness of actions taken to contain, treat and prevent the disease. If we or our clients experience prolonged shutdowns or other business disruptions, our business, liquidity, results of operations, financial condition and the trading price of our common stock may be materially adversely affected, and our ability to access the capital markets may be limited. Further, any future pandemic, epidemic or other outbreak of disease, and the volatile regional and global economic conditions stemming from such an event, could precipitate or amplify the other risk factors that we identify in this report, any of which could have a material adverse impact to our business.

Extreme weather and risks arising from the transition to a lower-carbon economy may impact our business.

There are inherent climate- and weather-related risks everywhere that we conduct our business. Developments related to regulatory, social or market dynamics, stakeholder expectations, national and international climate change policies, the actual or perceived frequency or intensity of extreme weather events or the availability and functionality of critical infrastructure and resources, in addition to other factors resulting from such developments or that may not otherwise be known to or anticipated by us, could significantly disrupt our supply chain, our clients' operations and our ability to deliver services. Such events could significantly increase our costs and expenses and harm our revenues, cash flows and financial performance. Further, natural disasters and adverse weather events, such as droughts, wildfires, storms, sea-level rise and flooding, occurring more frequently, with less predictability or with greater intensity due to climate change or other drivers, could cause community disruptions and impact our employees' abilities to commute or to work from home safely and effectively.

Evolving and conflicting sustainability and societal related expectations or standards could adversely affect our business or damage our reputation.

Shifting stakeholder expectations and evolving regulatory and disclosure standards around sustainability and societal matters could impact our business. We are subject to, and expect to become increasingly subject to, laws, regulations and international treaties relating to sustainability. As these new laws, regulations, treaties and similar initiatives and programs continue to be adopted and implemented, we will be required to comply or potentially face market access limitations, enforcement actions, civil suits or sanctions, including fines. If new laws or regulations are more stringent than current legal or regulatory requirements, we may experience increased compliance burdens and costs to meet such obligations. If we fail to comply with new laws, regulations, treaties, or reporting requirements, our reputation and business could be adversely impacted. Our ability to meet our sustainability ambitions is also subject to external factors outside of our control including the ability and willingness of our suppliers to reduce emissions and the advancement of new emission reducing technologies. In addition, global clients often rely on sustainability rating systems for bids and buying practices, and yet the criteria used in the ratings may conflict and change frequently, and we cannot predict how these third parties will score us, nor can we have any assurance that they score us or other companies accurately, or that we will be able to score well as such criteria change. We supplement our participation in ratings systems with published disclosures of our sustainability and societal activities, but some investors may desire other disclosures that we do not provide.

At the same time, an increasing number of stakeholders, including regulators, and lawmakers have expressed or pursued conflicting views, legislation and investment expectations with respect to sustainability and societal ratings, ambitions and disclosures, which may expose us to additional legal, financial or reputational risks based upon our sustainability and societal ambitions and disclosures. We may be unable to satisfy all of our stakeholders on these matters, and as a result our reputation, our ability to attract or retain employees and our business could be negatively affected.

If our risk management, business resilience and disaster recovery plans are not effective and our global delivery capabilities are impacted, our business and results of operations may be materially adversely affected and we may suffer harm to our reputation.

Our business model is dependent on our global delivery capabilities, which include coordination among our delivery centers in India, our other global and regional delivery centers, the offices of our clients and our associates worldwide. System failures, outages and operational disruptions may be caused by factors outside of our control, such as hostilities, political unrest, terrorist attacks, cybersecurity incidents, power or water shortages or telecommunications failures, natural or man-made disasters or other catastrophic events (including the impact of extreme weather conditions), and public health emergencies, epidemics and pandemics, affecting the geographies where our people, equipment and clients are located. Our risk management, business resilience and disaster recovery plans may not be effective at predicting, mitigating, or responding to the effects of such disruptions, particularly in the case of catastrophic events. Even if our operations are unaffected or recover quickly from any such events, if our clients cannot timely resume their own operations due to a catastrophic event, they may reduce or terminate our services, which may adversely affect our results of operations. Any such disruption may result in lost revenues, a loss of clients, liabilities relating to disruptions in service, expenditures to repair or replace damaged property and reputational damage, and could demand significant management time and attention, any of which would have an adverse effect on our business, results of operations and financial condition.

Legal, Regulatory and Legislative Risks

A substantial portion of our employees in the United States, United Kingdom, EU and other jurisdictions rely on visas to work in those areas such that any restrictions on such visas or immigration more generally or increased costs of obtaining such visas or increases in the wages we are required to pay employees on visas may affect our ability to compete for and provide services to clients in these jurisdictions, which could materially adversely affect our business, results of operations and financial condition.

A substantial portion of our employees in the United States and in many other jurisdictions, including countries in Europe, rely upon temporary work authorization or work permits, which makes our business particularly vulnerable to changes and variations in immigration laws and regulations, including written changes and policy changes to the manner in which the laws and regulations are interpreted or enforced, and potential enforcement actions and penalties that might cause us to lose access to such visas. The political environment in the United States, the United Kingdom and other countries in recent years has included significant support for anti-immigrant legislation and administrative changes. Many of these recent changes have resulted in, and various proposed and enacted changes may result in, increased difficulty in obtaining timely visas, whether as a result of visa application rejections, delays in processing applications, significantly increased costs to obtain visas, prevailing wage requirements for our employees on visas or otherwise, which could in turn impact our ability to staff projects. In addition, immigration reform, including as a result of changes to immigration policies, and the increased uncertainty surrounding such policies in light of the U.S. administration's immigration agenda and related litigation, may have a material adverse impact on companies like ours that have a substantial percentage of our employees on visas. Our principal operating subsidiary in the United States utilizes a high number of skilled workers holding H-1B and L-1 visas and, as a result, may be subject to increased costs and visa processing delays upon the effectiveness of any such laws, regulations, policy changes or executive orders. In the EU, many countries continue to implement new regulations to ensure compliance with the EU Directive of 2014 to harmonize immigration rules for intracompany transferees in most EU member states and to facilitate the transfer of managers, specialists and graduate trainees both into and within the region. The changes have had significant impact on mobility programs and have led to new notification and documentation requirements for companies sending employees to EU countries. Recent changes or any additional adverse revisions to immigration laws and regulations in the jurisdictions in which we operate may cause us delays, staffing shortages, additional costs or an inability to bid for or fulfill projects for clients, any of which could have a material adverse effect on our business, results of operations and financial condition.

Anti-outsourcing legislation, if adopted, and negative perceptions associated with offshore outsourcing could impair our ability to serve our clients and materially adversely affect our business, results of operations and financial condition.

The practice of outsourcing services to organizations operating in other countries is a topic of political discussion in the United States, which is our largest market, as well as other regions in which we have clients. For example, in the United States, measures aimed at limiting or restricting the performance of services from an offshore location or imposing burdens on U.S. companies that utilize such services have been put forward for consideration at both the federal and state levels to address concerns over the perceived association between offshore outsourcing and the loss of jobs domestically. If any such measure is enacted in the United States or another region in which we have clients, our ability to provide services to our clients could be impaired.

In addition, from time to time there has been publicity about purported negative experiences associated with offshore outsourcing, such as alleged domestic job loss and theft and misappropriation of sensitive client data, particularly involving service providers in India. Current or prospective clients may elect to perform certain services themselves or may be discouraged from utilizing global service delivery providers like us due to negative perceptions that may be associated with using global service delivery models or firms. Any slowdown or reversal of existing industry trends toward global service delivery would seriously harm our ability to compete effectively with competitors that provide the majority of their services from within the country in which our clients operate.

We are subject to numerous and evolving legal and regulatory requirements and client expectations in the many jurisdictions in which we operate, and violations of, unfavorable changes in or an inability to meet such requirements or expectations could harm our business.

We provide services to clients and have operations in many parts of the world and in a wide variety of different industries, subjecting us to numerous, evolving, and sometimes conflicting, standards, laws and regulations on matters as diverse as trade controls and sanctions, immigration (including temporary work authorizations or work permits), content requirements, trade restrictions, tariffs, taxation, antitrust laws, anti-money laundering and anti-corruption laws (including the FCPA and the U.K. Bribery Act), the environment, including climate change regulation and reporting requirements, government affairs, internal and disclosure control obligations, data security, privacy and data protection, intellectual property, employment and labor relations, human rights and AI. For example, we are required to comply with increasingly complex and changing data security and privacy laws and regulations in the many jurisdictions in which we operate that regulate the collection, storage, use, disclosure, transfer and security of personal data, including U.S. federal and state laws (such as the California Consumer Privacy Act, as amended by the California Privacy Rights Act, and the Health Insurance Portability and Accountability Act), and non-U.S. laws, such as the India Digital Personal Data Protection Act, 2023, the U.K. General Data Protection Regulation ("GDPR") and the E.U. GDPR. These laws and regulations are continuously evolving and developing, creating significant uncertainty as they may be interpreted and applied differently from country to country, creating inconsistent or conflicting requirements. We face significant regulatory compliance costs and risks as a result of the size and breadth of our business, and these costs may increase as a result of changes in government policy. For example, the Government of India implemented the Labor Code, which we expect to modestly increase our defined benefit costs prospectively. Certain aspects of the Labor Code rely on the issuance of rules and regulations. Additionally, the Government of India is in the process of clarifying certain aspects of the Labor Code. The issuance of rules and regulations as well as the outcome of these clarifications could increase new employment obligations, create operational and administrative burdens, trigger higher compliance penalties, and enforcement uncertainties during the transition period, which may result in increased costs in 2026 and future years due to expanded social security and employment coverage.

We are also subject to a wide range of potential enforcement actions, audits or investigations regarding our compliance with these laws or regulations in the conduct of our business, and any finding of a violation could subject us to a wide range of civil or criminal penalties, including fines, debarment, or suspension or disqualification from government contracting, prohibitions or restrictions on doing business in one or more jurisdictions, loss of clients and business, legal claims by clients and unfavorable publicity or damage to our reputation. We could also face significant compliance and operational burdens and incur significant costs in our efforts to comply with or rectify non-compliance with these laws or regulations. Such burdens or costs may result in an adverse effect on our financial condition and results of operations.

We commit significant financial and managerial resources to comply with our internal control over financial reporting requirements, but we have in the past identified and may in the future identify material weaknesses or significant deficiencies in our internal control over financial reporting that cause us to incur incremental remediation costs in order to maintain adequate controls.

Our employees, subcontractors, vendors, agents, alliance partners, the companies we acquire and their employees, vendors and agents, and other third parties with which we associate, have in the past and could in the future take actions that violate policies or procedures designed to promote legal and regulatory compliance or applicable anticorruption laws or regulations. Violations of these laws or regulations by us, our employees or any of these third parties could subject us to criminal or civil enforcement actions (whether or not we participated or knew about the actions leading to the violations), including fines or penalties, disgorgement of profits and suspension or disqualification from work, including U.S. federal contracting, any of which could materially adversely affect our business, including our results of operations and our reputation.

Changes in tax laws or in their interpretation or enforcement, failure by us to adapt our corporate structure and intercompany arrangements or adverse outcomes of tax audits, investigations or proceedings could have a material adverse effect on our effective tax rate, results of operations and financial condition.

The interpretation of tax laws and regulations in the many jurisdictions in which we operate and the related tax accounting principles are complex and require considerable judgment to determine our income taxes and other tax liabilities worldwide. Tax laws and regulations affecting us and our clients, including applicable tax rates, and the interpretation and enforcement of such laws and regulations are subject to change as a result of macroeconomic, geopolitical and other factors, and any such changes or changes in tax accounting principles could increase our effective worldwide income tax rate and have a material adverse effect on our net income, cash flows and financial condition. We routinely review and update our corporate structure and intercompany arrangements, including transfer pricing policies, consistent with applicable laws and regulations, to align with our evolving business operations across the numerous jurisdictions, such as the United States, India and the United Kingdom, in which we operate. Failure to successfully adapt our corporate structure and intercompany arrangements to align with our evolving business operations may increase our worldwide effective tax rate and have a material adverse effect on our earnings, cash flows and financial condition.

Our worldwide effective income tax rate may increase or our financial condition may be materially impacted as a result of developments, changes in interpretations and assumptions made, additional guidance that may be issued and ongoing and future actions the Company has or may take with respect to our corporate structure and intercompany arrangements.

Additionally, we are subject to routine tax audits, investigations and proceedings in various jurisdictions. Tax authorities have disagreed, and may in the future disagree, with our judgments, and are taking increasingly aggressive positions, including with respect to our intercompany transactions. For example, we are currently involved in an ongoing dispute with the ITD in which the ITD asserts that we owe additional taxes for two transactions by which CTS India repurchased shares from its shareholders, as more fully described in Note 10 to the consolidated financial statements. We may not accurately predict the outcomes of these audits, investigations and proceedings and the amounts ultimately paid upon their resolution could be materially different from the amounts previously included in our income tax provision. Adverse outcomes in any such audits, investigations or proceedings could increase our tax exposure and cause us to incur increased expense, which could materially adversely affect our results of operations and financial condition.

Our business subjects us to considerable potential exposure to litigation and legal claims and we could be materially adversely affected if we incur legal liability.

We are subject to, and may become a party to, a variety of litigation or other claims and suits that arise from time to time in the conduct of our business. Our business is subject to the risk of litigation involving current and former employees, clients, our clients' customers, alliance partners, subcontractors, suppliers, competitors, shareholders, government agencies or others through private actions, class actions, whistleblower claims, administrative proceedings, regulatory actions or other litigation.

While we maintain insurance for certain potential liabilities, such insurance does not cover all types and amounts of potential liabilities and is subject to various exclusions as well as deductibles and caps on amounts recoverable.

Our client engagements expose us to significant potential legal liability and litigation expense if we fail to meet our contractual obligations or otherwise breach obligations to third parties or if our subcontractors breach or dispute the terms of our agreements with them and impede our ability to meet our obligations to our clients. We also face considerable potential legal liability from a variety of other sources. Our acquisition activities have in the past and may in the future be subject to litigation or other claims, including claims from employees, clients, stockholders, or other third parties. We have also been the subject of a number of putative securities class action complaints and putative shareholder derivative complaints relating to the matters that were the subject of our now concluded internal investigation into potential violations of the FCPA and other applicable laws, and may be subject to such legal actions for other matters in the future. See "Part I, Item 3. Legal Proceedings" for more information. We establish reserves for these and other matters when a loss is considered probable and the amount can be reasonably estimated; however, the estimation of legal reserves and possible losses involves significant judgment and may not reflect the full range of uncertainties and unpredictable outcomes inherent in litigation, and the actual losses arising from particular matters may exceed our estimates and materially adversely affect our results of operations.

If we infringe upon the IP rights of others or our IP rights are infringed upon, our business may be adversely affected.

Third parties have in the past and may in the future claim that we infringe upon their IP rights. Further, in most of our contracts, we have agreed to indemnify our clients for liabilities and expenses related to IP infringement and, in some instances, the cost associated with these indemnities may exceed the revenue that we receive from the client. Any such claims of IP infringement could harm our reputation, cause us to incur substantial costs in defending ourselves or our clients, expose us to considerable legal liability or prevent us from offering some services or solutions in the future.

We rely on a combination of patent, copyright and trade secret laws, confidentiality procedures and contractual provisions to protect our IP. The existing laws in the various countries in which we provide services or solutions may offer only limited protection of our intellectual property and are subject to change at any time. Furthermore, the legal landscape surrounding IP protection of software technologies, including AI, is rapidly evolving and as a result there is uncertainty concerning the scope of IP protection for our software IP rights. We are engaging in and may in the future have to engage in legal action to protect our own IP rights. Enforcing our rights may require considerable time, money and oversight, and we may not be successful in our efforts.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Risk Management and Strategy

Cybersecurity risk management is an integral part of our overall enterprise risk management program. Our cybersecurity risk management program, which is managed by Cognizant's Corporate Security team, is designed to identify, assess and manage risks from cybersecurity threats and provides a framework for handling cybersecurity threats and incidents. The program is also aligned with the risk assessment framework established by the enterprise risk management team.

Our cybersecurity risk management framework includes steps for assessing the severity of a cybersecurity threat (including an escalation process for potentially material cybersecurity threats and incidents to an internal committee comprised of members of senior management), identifying the source of a cybersecurity threat (including whether the cybersecurity threat is associated with a third-party service provider), implementing cybersecurity countermeasures and mitigation strategies. The internal committee is responsible for assessing the materiality of cybersecurity threats and incidents and informs designated members of executive leadership and of the Board of Directors of material cybersecurity threats and incidents.

Cognizant's cybersecurity risk management program is guided by industry-recognized security frameworks, including NIST SP 800-37 (Risk Management Framework), NIST SP 800-30 (Risk Assessment Guide), and NIST SP 800-53 (Security and Privacy Controls). In addition, Cognizant maintains global and regional information security certifications such as ISO 27001, UK Cyber Essentials Plus, and ENS, which collectively help demonstrate Cognizant's commitment to a robust, independently validated security program. Cognizant considers the NIST Cybersecurity Framework (CSF 2.0) in designing our cybersecurity program and engages an independent third party to assess program maturity. Additionally, we also engage third-party cybersecurity experts to conduct penetration testing among other items. Key findings from the third-party assessments are summarized and communicated to the Company's senior leadership and the Audit Committee, and remediation actions are implemented to enhance our overall cybersecurity program.

We require our vendors to comply with privacy and cybersecurity requirements, and we perform risk assessments of vendors, including their ability to protect data from unauthorized access. We include data protection and security content as part of annual training required of employees.

In 2025, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. For further discussion of the cybersecurity risks and threats we face, please see Item 1A. "Risk Factors".

Governance

As part of our overall enterprise risk management program, we prioritize the identification and management of cybersecurity risk at several levels. Our Board of Directors has overall oversight responsibility for our risk management, and delegates cybersecurity risk management oversight to the Audit Committee, which is responsible for reviewing that management has processes in place designed to identify and evaluate cybersecurity risks and implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents.

Management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes designed to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs.

Our cyber risk assessment program is managed by our Corporate Security team, which is led by our CSO, who has over 25 years of experience in the cybersecurity and technology industry. The CSO reports to Cognizant's CLO. The CSO manages multiple teams within Corporate Security that are operationally responsible for the security of the Company, including Global Cyber Operations, Business Information Security, Global Business Resilience, Integrated Risk Management and Security Architecture (including AI Security), each of which provides regular updates to the CSO regarding cyber threat intelligence, cyber incidents and cyber risk metrics as part of their security responsibilities. The CSO works closely with the CIO, who is responsible for Cognizant's information technology and digital transformation strategy. Together, the CSO and CIO have a mutual set of responsibilities to align, implement and govern security policies, standards and technology controls throughout the enterprise. On a quarterly basis, the CSO and CIO provide updates to the Audit Committee on, among other things, key cybersecurity metrics, status of projects to strengthen the Company's information security systems and assessments of the Company's security program. The Audit Committee reports to the Board of Directors, which also receives periodic updates on such matters.

Item 2. Properties

We have operations in major metro areas across nearly 50 countries around the world, with our worldwide headquarters located in a leased facility in Teaneck, New Jersey in the United States. We utilize a global delivery model with delivery centers worldwide, including in-country, regional and global delivery centers. We have over 22 million square feet of owned and leased facilities for our delivery centers. Our largest delivery center presence is in India, representing approximately 90% of our total delivery centers on a square-foot basis, with the largest presence in Chennai (7 million square feet), Hyderabad (3 million square feet), Pune (2 million square feet), Kolkata (2 million square feet) and Bangalore (2 million square feet). We also have a significant number of delivery centers in other countries, including the United States, Philippines, Canada, and countries throughout Europe and Latin America. In addition, we have sales and marketing offices, innovation and GenAI labs, and digital design and consulting centers in major business markets, including New York, London, Paris, Melbourne and Singapore, among others. Our facilities are used to support clients across all four reportable business segments.

We believe our current facilities are adequate to support our operations in the immediate future, and that we will be able to obtain suitable additional facilities on commercially reasonable terms as needed.

Item 3. Legal Proceedings

See Note 14 to our consolidated financial statements.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our Class A common stock trades on the Nasdaq Stock Market under the symbol "CTSH." As of December 31, 2025, the number of holders of record of our Class A common stock was 88 and the approximate number of beneficial holders of our Class A common stock was 697,100.

Cash Dividends

During 2025, we paid quarterly cash dividends of $0.31 per share, or $1.24 per share in total for the year. In February 2026, our Board of Directors approved a cash dividend of $0.33 per share with a record date of February 18, 2026 and a payment date of February 26, 2026. We intend to continue to pay quarterly cash dividends in accordance with our capital allocation framework. Future dividend payments depend on a variety of factors, including cash flow generated from operations, cash and investment balances, net income, overall liquidity position, potential alternative uses of cash, such as acquisitions, and anticipated future economic conditions and financial results.

Issuer Purchases of Equity Securities

Our stock repurchase program was initially adopted in 2017 and has been amended from time to time, including most recently in March 2025, to authorize the repurchase of up to $13.5 billion, excluding fees and expenses, of our Class A common stock through open market purchases, including under a 10b5-1 Plan in accordance with applicable federal securities laws. The repurchase program does not have an expiration date and had a remaining balance of $1,918 million as of December 31, 2025. The timing of repurchases and the exact number of shares to be purchased are determined by management, in its discretion, or pursuant to a 10b5-1 Plan, and depend upon market conditions and other factors.

During the three months ended December 31, 2025, we repurchased $325 million of our Class A common stock under our stock repurchase program as follows:

Month	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased under the Plans or Programs (in millions)
October 1, 2025 - October 31, 2025	739,820	$ 67.58	739,820	$ 2,193
November 1, 2025 - November 30, 2025	2,079,104	72.81	2,079,104	2,042
December 1, 2025 - December 31, 2025	1,491,234	82.90	1,491,234	1,918
Total	4,310,158	$ 75.40	4,310,158	

We regularly purchase shares in connection with our stock-based compensation plans as shares of our Class A common stock are tendered by employees for payment of applicable statutory tax withholdings. For the three months ended December 31, 2025, we purchased 0.2 million shares at an aggregate cost of $13 million in connection with employee tax withholding obligations.

Recent Sales of Unregistered Securities

None.

Performance Graph

The following graph compares the cumulative total stockholder return on our Class A common stock with the cumulative total return on the S&P 500 Index and the S&P 500 Information Technology Index for the period beginning December 31, 2020 and ending on the last day of our last completed fiscal year. The stock performance shown on the graph below is not indicative of future price performance.

COMPARISON OF CUMULATIVE TOTAL RETURN[(1)(2)]
Among Cognizant, the S&P 500 Index and the S&P 500 Information Technology Index



Company / Index	Base Period 12/31/20	12/31/21	12/31/22	12/31/23	12/31/24	12/31/25
Cognizant Technology Solutions Corp	$ 100	$ 109.64	$ 71.77	$ 96.44	$ 99.77	$ 109.43
S&P 500 Index	100	128.71	105.40	133.10	166.40	196.16
S&P 500 Information Technology Index	100	134.53	96.60	152.48	208.30	258.38

(1) Graph assumes $100 invested on December 31, 2020 in our Class A common stock, the S&P 500 Index and the S&P 500 Information Technology Index.

(2) Cumulative total return assumes reinvestment of dividends.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Executive Summary

Cognizant is one of the world's leading professional services companies, engineering modern businesses and delivering strategic outcomes for our clients. We help clients modernize technology, reimagine processes and transform experiences so they can stay ahead in today's fast-changing world, where AI is reshaping organizations in every field. As an AI builder, we provide deep expertise at the intersection of industry and technology, combining our perspective with extensive knowledge of our clients' organizations to build industry-specific platforms and incorporate context into systems, AI models and custom solutions. We tailor our services and solutions to specific industries with an integrated global delivery model that employs client service and delivery teams based at client locations and dedicated global and regional delivery centers. Our services include consulting, application development, systems integration, quality engineering and assurance, engineering research and development, application maintenance, infrastructure and security as well as business process services and automation.

2025 Financial Results



Revenues	Income from Operations	Operating Margin	Diluted EPS
Revenue up $1,372 million or 7.0% from 2024; an increase of 6.4% in constant currency[1]	Income from Operations up $497 million or 17.2% from 2024 Adjusted Income from Operations[1] up $301 million or 9.9% from 2024	Operating margin up 140 basis points from 2024 Adjusted Operating Margin[1] up 50 basis points from 2024	Diluted EPS up $0.05 or 1.1% from 2024 Adjusted Diluted EPS[1] up $0.53 or 11.2% from 2024

During the year ended December 31, 2025, revenues increased by $1,372 million as compared to the year ended December 31, 2024, representing an increase of 7.0%, or 6.4% on a constant currency basis[1]. Our acquisition of Belcan contributed 260 basis points to revenue growth. Additionally, revenues were positively impacted by growth in our Health Sciences and Financial Services segments, partially offset by weakness in our Products and Resources (excluding the acquisition of Belcan) and Communications Media and Technology segments.

Our operating margin and Adjusted Operating Margin[1] increased to 16.1% and 15.8%, respectively, for the year ended December 31, 2025, from 14.7% and 15.3%, respectively, for the year ended December 31, 2024. Our 2025 GAAP and Adjusted Operating Margins were positively impacted by net savings generated from our NextGen program, operational efficiencies and the beneficial impact of foreign currency exchange rate movements, partially offset by increased compensation costs and the dilutive impact of the acquisition of Belcan. In addition, our GAAP operating margin for 2025 was positively impacted by 30 basis points, or $62 million, from the gain on sale of property and equipment, and our GAAP operating margin for 2024 was negatively impacted by NextGen charges, both of which were excluded from our Adjusted Operating Margin[1].

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[1] Adjusted Income From Operations, Adjusted Operating Margin, Adjusted Diluted EPS and constant currency revenue growth are not measures of financial performance prepared in accordance with GAAP. See "Non-GAAP Financial Measures" for more information and reconciliations to the most directly comparable GAAP financial measures.

As a global professional services company, we compete on the basis of the knowledge, experience, insights, skills and talent of our employees and the value they can provide to our clients. We closely monitor attrition trends focusing on the metric that we believe is most relevant to our business. For the year ended December 31, 2025 our Voluntary Attrition - Tech Services was 13.9% as compared to 15.9% for the year ended December 31, 2024. We finished 2025 with approximately 351,600 employees as compared to 336,800 employees at the end of 2024.

In July 2025, the OBBBA was enacted in the United States, which, among other provisions, repealed the requirement to capitalize U.S. R&E costs. As a result, we do not believe it is more likely than not that we will realize our deferred tax asset of $390 million related to R&E costs capitalized outside the United States. These amounts would have otherwise been available to offset certain future U.S. taxes on our non-U.S. earnings, which, as a result of this repeal, we no longer project to be applicable to us. Therefore, in the third quarter of 2025, we recorded a one-time, non-cash income tax expense of $390 million. This impacted our full year 2025 GAAP diluted EPS by $0.80, which is added back for the calculation of Adjusted EPS. Other than this impact, we do not expect the OBBBA to significantly impact our effective income tax rate. Additionally, as a result of this repeal, our cash taxes during 2025 were reduced by approximately $200 million as compared to our initial cash tax projections prior to the repeal. These assessments are based upon our current interpretation of the OBBBA, which may change as a result of future clarifications or guidance.

The Government of India implemented labor law reforms effective November 21, 2025, including the Code on Social Security, 2020. As a result, during the fourth quarter of 2025, we recorded a one-time increase to our defined benefit liability for past service of $147 million, in "Other noncurrent liabilities" in our consolidated statement of financial position with a corresponding increase in "Accumulated other comprehensive income (loss)". Additionally, we anticipate a modest increase in our defined benefit costs prospectively. Certain aspects of the Labor Code rely on the issuance of rules and regulations. Additionally, the Government of India is in the process of clarifying certain aspects of the Labor Code. The issuance of rules and regulations as well as the outcome of these clarifications could impact our compensation and benefit expenses in India.

Business Outlook

See "Overview" within Part I, Item 1. Business for information on our strategic approach.

We continue to expect our clients' focus to be on their transformation into AI-ready, technology-driven, data-enabled, customer-centric and differentiated businesses. To support this transformation and drive greater business resiliency, clients have demanded and may increasingly demand services and solutions that deliver productivity and cost savings. We believe clients will continue to contend with industry-specific changes driven by evolving digital technologies, uncertainty in the regulatory environment, industry consolidation and convergence as well as international trade policies, including tariffs, and other macroeconomic and geopolitical factors. This includes the uncertainty related to the global economy, which has affected and may continue to affect their demand for our services and discretionary work.

We increasingly use AI-based technologies, including GenAI, in our client offerings and our own internal operations. AI technologies and services are part of a highly competitive and rapidly evolving market. We plan to continue to make significant investments in our AI capabilities to meet the needs of our clients and harness AI's value in a flexible, secure, scalable and responsible way. As AI-based technologies or other forms of automation evolve, demand for some services that we currently perform for our clients may be reduced and our ability to obtain favorable pricing or other terms for some of our services may be diminished.

Potential tax law and other regulatory and administrative changes, including judicial decisions thereon, may impact our future results. In addition, in March 2024, India and Mauritius signed a Protocol to amend the India-Mauritius Income Tax Treaty. We continue to evaluate the potential impact of the amendment, which, depending on its final terms when entered into force, could increase our effective income tax rate, as CTS India is a subsidiary of our wholly-owned Mauritius entity. For additional information, see Part I, Item 1A. Risk Factors.

Results of Operations

For a discussion of our results of operations for the year ended December 31, 2023, including a year-to-year comparison between 2024 and 2023, refer to Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report Form 10-K for the year ended December 31, 2024.

The Year Ended December 31, 2025 Compared to The Year Ended December 31, 2024

The following table sets forth certain financial data for the years ended December 31:

(Dollars in millions, except per share data)	2025	% of Revenues	2024	% of Revenues	Increase / Decrease $	Increase / Decrease %
Revenues	$ 21,108	100.0	$ 19,736	100.0	$ 1,372	7.0
Operating expenses:						
Cost of revenues[(a)]	13,991	66.3	12,958	65.7	1,033	8.0
Selling, general and administrative expenses[(a)]	3,240	15.3	3,223	16.3	17	0.5
Restructuring charges	—	—	134	0.7	(134)	(100.0)
Depreciation and amortization expense	550	2.6	529	2.7	21	4.0
(Gain) on sale of property and equipment	(62)	(0.3)	—	—	(62)	N/A
Income from operations and operating margin	3,389	16.1	2,892	14.7	497	17.2
Other income (expense), net	90		46		44	95.7
Income before provision for income taxes	3,479	16.5	2,938	14.9	541	18.4
Provision for income taxes	(1,258)		(713)		(545)	76.4
Income (loss) from equity method investments	9		15		(6)	(40.0)
Net income	$ 2,230	10.6	$ 2,240	11.3	$ (10)	(0.4)
Diluted EPS	$ 4.56		$ 4.51		$ 0.05	1.1
Other Financial Information [2]						
Adjusted Income From Operations and Adjusted Operating Margin	$ 3,327	15.8	$ 3,026	15.3	$ 301	9.9
Adjusted Diluted EPS	$ 5.28		$ 4.75		$ 0.53	11.2

(a)   Exclusive of depreciation and amortization expense
N/A   Not Applicable

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[2] Adjusted Income from Operations, Adjusted Operating Margin and Adjusted Diluted EPS are not measures of financial performance prepared in accordance with GAAP. See "Non-GAAP Financial Measures" for more information and reconciliations to the most directly comparable GAAP financial measures, as applicable.

Revenues - Reportable Business Segments and Geographic Markets

Revenues of $21,108 million across our business segments and geographies were as follows for the year ended December 31, 2025:

Business Segments



CMT
$3,303M
FS
$6,173M
HS
$6,347M
P&R
$5,285M

Geographic Markets



RoW
$1,316M
CE
$2,090M
NA
$15,780M
UK
$1,922M

2025 as compared to 2024	Increase		
(Dollars in millions)	$	%	CC %[3]
Health Sciences	$ 415	7.0	6.4
Financial Services	420	7.3	6.8
Products and Resources	503	10.5	9.7
CMT	34	1.0	0.7
Total revenues	$ 1,372	7.0	6.4

2025 as compared to 2024	Increase		
(Dollars in millions)	$	%	CC %[3]
North America	$ 1,082	7.4	7.4
United Kingdom	95	5.2	2.1
Continental Europe	158	8.2	3.6
Europe - Total	253	6.7	2.9
Rest of World	37	2.9	4.7
Total revenues	$ 1,372	7.0	6.4

Change in revenues was driven by the following factors:

- Revenue growth across all geographies was primarily driven by our Financial Services and Health Sciences segments, which were positively impacted by the ramp up of several recently won large deals;
- Our acquisition of Belcan contributed 260 basis points of growth to the overall revenue growth, including approximately 960 basis points of growth to our Products and Resources segment, primarily in North America and to a lesser extent the United Kingdom;
- Our Communications Media and Technology segment has seen weakness amongst communications and media customers, offset by growth in technology customers.

[3] Constant currency revenue growth is not a measure of financial performance prepared in accordance with GAAP. See "Non-GAAP Financial Measures" for more information.

Cost of Revenues (Exclusive of Depreciation and Amortization Expense)



Our cost of revenues consists primarily of salaries, incentive-based compensation, stock-based compensation expense, employee benefits, project-related immigration and travel for technical personnel, subcontracting and costs of third-party products and services relating to revenues. The increase, as a percentage of revenues, was driven by increased compensation costs, the dilutive impact of the acquisition of Belcan and resales of third-party products in connection with our integrated offerings strategy, partially offset by operational efficiencies and the beneficial impact of foreign currency exchange rate movements.

SG&A Expenses (Exclusive of Depreciation and Amortization Expense)

SG&A expenses consist primarily of salaries, incentive-based compensation, stock-based compensation expense, employee benefits, immigration, travel, marketing, communications, management, finance, administrative and occupancy costs. The decrease, as a percentage of revenues, was primarily driven by net savings generated from our NextGen program.



Gain on Sale of Property and Equipment

During the year ended December 31, 2025, we realized a gain of $62 million on the sale of an office complex in India. For further detail see Note 5 to our consolidated financial statements.

Depreciation and Amortization Expense

Depreciation and amortization expense increased by 4.0%, and remained relatively flat as a percentage of revenues, in 2025 as compared to 2024. The increase in amortization expense, driven by intangible assets related to our acquisition of Belcan, was partially offset by the decline of depreciation expense, which was driven by actions taken under our NextGen program.

Operating Margin and Adjusted Operating Margin[4] - Overall



The increase in our 2025 GAAP operating margin and Adjusted Operating Margin[4] was primarily driven by net savings generated from our NextGen program, operational efficiencies and the beneficial impact of foreign currency exchange rate movements, partially offset by increased compensation costs and the dilutive impact of the acquisition of Belcan. In addition, our GAAP operating margin for 2025 was positively impacted by 30 basis points, or $62 million, from the gain on sale of property and equipment, and our GAAP operating margin for 2024 was negatively impacted by NextGen charges, both of which were excluded from our Adjusted Operating Margin.[4]

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[4] Adjusted Income From Operations and Adjusted Operating Margin are not measures of financial performance prepared in accordance with GAAP. See "Non-GAAP Financial Measures" for more information and reconciliations to the most directly comparable GAAP financial measures, as applicable.

A predominant portion of our costs in India are denominated in the Indian rupee, representing approximately 23% of our global operating costs during the year ended December 31, 2025. These costs are subject to foreign currency exchange rate fluctuations, which have an impact on our results of operations. We enter into foreign exchange derivative contracts to hedge certain Indian rupee denominated payments in India. These hedges are intended to mitigate the volatility of the changes in the exchange rate between the U.S. dollar and the Indian rupee. Including the impact of the hedges, the depreciation of the Indian rupee positively impacted our operating margin for the year ended December 31, 2025 by 50 basis points as compared to the year ended December 31, 2024.

Excluding the impact of applicable designated cash flow hedges, the depreciation of the Indian rupee against the U.S. dollar positively impacted our operating margin by approximately 70 basis points in 2025. Each additional 1.0% change in exchange rate between the Indian rupee and the U.S. dollar will have the effect of moving our operating margin by approximately 17 basis points (excluding the impact of our cash flow hedges). In 2025, the settlement of our cash flow hedges negatively impacted our operating margin by approximately 15 basis points, compared to a positive impact of 5 basis points in 2024.

Segment Operating Profit

In the first quarter of 2025, we made certain changes to the internal measurement of segment operating profit for the purpose of evaluating segment performance and resource allocation. The primary reason for the change was to reflect a more complete cost of delivery. Specifically, segment operating profit now includes an allocation of corporate costs, which were previously included in "unallocated costs." We have reported 2025 segment operating profits using the new allocation methodology and have recast the 2024 results to conform to the new methodology. While we have recast the 2024 results to conform to the new methodology, it is impracticable for us to recast our 2023 segment operating results as the detailed information required for the allocation of such costs to the segments is not reasonably available.

Segment operating profit and operating margin percentage were as follows:



In 2025, segment operating margins across all our segments were positively impacted by net savings generated from our NextGen program, operational efficiencies and the beneficial impact of foreign currency exchange rate movements, partially offset by increased compensation costs. In 2025, segment operating profit in the Products and Resources segment was negatively impacted by the dilutive impact of the Belcan acquisition and by resales of third-party products in connection with our integrated offerings strategy.

Total segment operating profit was as follows for the year ended December 31:

(Dollars in millions)	2025	% of Revenues	2024	% of Revenues	Increase / (Decrease)
Total segment operating profit	$ 3,485	16.5	$ 3,152	16.0	$ 333
Less: unallocated costs	96	0.4	260	1.3	(164)
Income from operations	$ 3,389	16.1	$ 2,892	14.7	$ 497

The decrease in unallocated costs for 2025 as compared to 2024 was primarily driven by the 2025 gain on sale of property and equipment and the absence of NextGen charges, partially offset by higher amortization of intangible assets and certain corporate costs.

Other Income (Expense), Net

Total other income (expense), net consists primarily of foreign currency exchange gains and losses, interest income and interest expense. The following table sets forth total other income (expense), net for the years ended December 31:

(in millions)	2025	2024	Increase / Decrease
Foreign currency exchange gains (losses)	$ 15	$ (29)	$ 44
Gains on foreign exchange forward contracts not designated as hedging instruments	3	10	(7)
Foreign currency exchange gains (losses), net	18	(19)	37
Interest income	105	119	(14)
Interest expense	(37)	(54)	17
Other, net	4	—	4
Total other income (expense), net	$ 90	$ 46	$ 44

The foreign currency exchange gains and losses were attributed to the remeasurement of net monetary assets and liabilities denominated in currencies other than the functional currencies of our subsidiaries. The gains on foreign exchange forward contracts not designated as hedging instruments related to the realized and unrealized gains and losses on contracts entered into to offset our foreign currency exposures. As of December 31, 2025, the notional value of our undesignated hedges was $748 million. Interest income declined in 2025 as compared to 2024, driven by a mix of lower invested balances and lower yields. Higher interest expense during 2024 was driven by the borrowing of $600 million under our revolving credit facility to partially fund the acquisition of Belcan during the third quarter of 2024. The borrowing was subsequently repaid in the fourth quarter of 2024 and first quarter of 2025.

Provision for Income Taxes



The effective income tax rate for 2025 was negatively impacted by the one-time, non-cash income tax expense of $390 million related to the enactment of the OBBBA. See Note 10 to our consolidated financial statements for additional information.

Net Income

The decrease in net income was primarily driven by the one-time, non-cash income tax expense of $390 million related to the enactment of the OBBBA, partially offset by an increase in income from operations, including the $62 million gain on sale of property and equipment.



Non-GAAP Financial Measures

Portions of our disclosure include non-GAAP financial measures. These non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures should be read in conjunction with our financial statements prepared in accordance with GAAP. The reconciliations of non-GAAP financial measures to the corresponding GAAP measures set forth below should be carefully evaluated.

Our non-GAAP financial measures Adjusted Operating Margin and Adjusted Income from Operations exclude unusual items, such as the gain on sale of property and equipment in 2025 and NextGen charges in 2024. Our non-GAAP financial measure Adjusted Diluted EPS excludes unusual items, such as the one-time income tax expense related to the enactment of the OBBBA, the gain on sale of property and equipment and NextGen charges, and net non-operating foreign currency exchange gains or losses and the tax impact of all the applicable adjustments. For further detail on the NextGen charges, see Note 4 to our consolidated financial statements. The income tax impact of each item excluded from Adjusted Diluted EPS is calculated by applying the statutory rate and local tax regulations in the jurisdiction in which the item was incurred. Constant currency revenue growth is defined as revenues for a given period restated at the comparative period's foreign currency exchange rates measured against the comparative period's reported revenues. Free cash flow is defined as cash flows from operating activities plus proceeds from sale of property and equipment, net of purchases of property and equipment.

We believe providing investors with an operating view consistent with how we manage the Company provides enhanced transparency into our operating results. For internal management reporting and budgeting purposes, we use various GAAP and non-GAAP financial measures for financial and operational decision-making, to evaluate period-to-period comparisons, to determine portions of the compensation for executive officers and for making comparisons of our operating results to those of our competitors. We believe that the presentation of these non-GAAP financial measures, which exclude certain costs, read in conjunction with our reported GAAP results and reconciliations to the most comparable GAAP measure, as applicable, can provide useful supplemental information to our management and investors regarding financial and business trends relating to our financial condition and results of operations.

A limitation of using non-GAAP financial measures versus financial measures calculated in accordance with GAAP is that non-GAAP financial measures may exclude costs that are recurring such as net non-operating foreign currency exchange gains or losses. In addition, other companies may calculate non-GAAP financial measures differently than us, thereby limiting the usefulness of these non-GAAP financial measures as a comparative tool. We compensate for these limitations by providing specific information regarding the GAAP amounts excluded from non-GAAP financial measures to allow investors to evaluate such non-GAAP financial measures.

The following table presents a reconciliation of each non-GAAP financial measure to the most comparable GAAP measure, as applicable, for the years ended December 31:

(Dollars in millions, except per share data)	2025	% of Revenues	2024	% of Revenues
GAAP income from operations and operating margin	$ 3,389	16.1 %	$ 2,892	14.7 %
(Gain) on sale of property and equipment[1]	(62)	(0.3)	—	—
NextGen charges [2]	—	—	134	0.6
Adjusted Income From Operations and Adjusted Operating Margin	$ 3,327	15.8 %	$ 3,026	15.3 %
GAAP diluted EPS	$ 4.56		$ 4.51	
Effect of above adjustments, pre-tax	(0.13)		0.27	
Effect of non-operating foreign currency exchange (gains) losses, pre-tax [3]	(0.04)		0.04	
Tax effect of above adjustments [4]	0.09		(0.07)	
One-time income tax expense related to the enactment of the OBBBA [5]	0.80		—	
Adjusted Diluted EPS	$ 5.28		$ 4.75	
Net cash provided by operating activities	$ 2,883		$ 2,124	
Purchases of property and equipment	(288)		(297)	
Proceeds from sale of property and equipment	70		—	
Free cash flow	$ 2,665		$ 1,827	

(1) During 2025, we realized a gain of $62 million on the sale of an office complex in India. See Note 5 to our consolidated financial statements for additional information.

(2) Consists of employee separation, facility exit and other costs incurred in connection with the NextGen program. See Note 4 to our consolidated financial statements for additional information.

(3) Non-operating foreign currency exchange gains and losses, inclusive of gains and losses on related foreign exchange forward contracts not designated as hedging instruments for accounting purposes, are reported in "Foreign currency exchange gains (losses), net" in our consolidated statements of operations.

(4) Presented below are the tax impacts of our non-GAAP adjustments to pre-tax income for the years ended December 31:

(in millions)	2025	2024
Non-GAAP income tax benefit (expense) related to:		
Gain on sale of property and equipment	$ (9)	$ —
NextGen charges	—	34
Foreign currency exchange gains and losses	(33)	(4)

The effective tax rate related to non-operating foreign currency exchange gains and losses varies depending on the jurisdictions in which such income and expenses are generated and the statutory rates applicable in those jurisdictions. As such, the income tax effect of non-operating foreign currency exchange gains and losses shown in the above table may not appear proportionate to the net pre-tax foreign currency exchange gains and losses reported in our consolidated statements of operations.

(5) In the third quarter of 2025, we recorded a one-time, non-cash income tax expense of $390 million related to the enactment of the OBBBA. See Note 10 to our consolidated financial statements for additional information.

Liquidity and Capital Resources

Cash generated from operations has historically been our primary source of liquidity to fund operations and investments to grow our business. As of December 31, 2025, we had cash, cash equivalents and short-term investments of $1,914 million and restricted cash of $733 million (see Note 18 to our consolidated financial statements). Additionally, as of December 31, 2025, we had available capacity under our credit facilities of approximately $1.85 billion.

The following table provides a summary of our cash flows for the years ended December 31:

(in millions)	2025	2024	Increase / Decrease
Net cash provided by (used in):			
Operating activities	$ 2,883	$ 2,124	$ 759
Investing activities	(230)	(1,646)	1,416
Financing activities	(2,272)	(915)	(1,357)
Other Cash Flow Information[5]			
Free cash flow	2,665	1,827	838

Operating activities

The increase in cash provided by operating activities in 2025 compared to 2024 was primarily driven by the increase in net income, excluding the one-time, non-cash income tax expense of $390 million we recorded as a result of the enactment of the OBBBA, as well as the $360 million payment we made in January 2024 in relation to our dispute with the ITD (see Note 10 to our consolidated financial statements), which reduced cash from operating activities in 2024.

We monitor turnover, aging and the collection of accounts receivable by client. Our DSO calculation includes receivables, net of allowance for doubtful accounts, and contract assets, reduced by the uncollected portion of deferred revenue. Our DSO was 81 days as of December 31, 2025, 78 days as of December 31, 2024 and 77 days as of December 31, 2023.

Investing activities

The decrease in cash used in investing activities in 2025 compared to 2024 was driven by payments for business acquisitions in 2024 and the proceeds from the sale of an office complex in India in 2025, partially offset by net maturities of investments in 2024.

Financing activities

The increase in cash used in financing activities in 2025 compared to 2024 was primarily driven by increased repurchases of common stock during 2025 and the borrowing under the revolving credit facility to finance the acquisition of Belcan in 2024.

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[5] Free cash flow is not a measure of financial performance prepared in accordance with GAAP. See "Non-GAAP Financial Measures" for more information.

We have a Credit Agreement providing for a $650 million Term Loan and a $1,850 million unsecured revolving credit facility, which are each due to mature in October 2027. During the year ended December 31, 2025, we repaid the $300 million balance that was outstanding under the revolving credit facility, and had no outstanding balance as of December 31, 2025. We are required under the Credit Agreement to make scheduled quarterly principal payments on the Term Loan. We believe that we currently meet all conditions set forth in the Credit Agreement to borrow thereunder, and we are not aware of any conditions that would prevent us from borrowing part or all of the remaining available capacity under the revolving credit facility as of December 31, 2025 and through the date of this filing. See Note 9 to our consolidated financial statements.

Capital Allocation Framework



Our capital allocation framework anticipates the deployment of approximately 50% of our free cash flow[6] for acquisitions and 50% for share repurchases and dividend payments. We review our capital allocation on an ongoing basis, considering our financial performance and liquidity position, investments required to execute our strategic plans and initiatives, acquisition opportunities, the economic outlook, regulatory changes and other relevant factors. As these factors may change over time, the actual amounts expended on stock repurchase activity, dividends, and acquisitions, if any, during any particular period cannot be predicted and may fluctuate from time to time.

Other Liquidity and Capital Resources Information

We seek to ensure that our cash is available in the locations in which it is needed. As part of our ongoing liquidity assessments, we regularly monitor the mix of our domestic and international cash flows and cash balances. We evaluate on an ongoing basis what portion of the non-U.S. cash, cash equivalents and short-term investments is needed locally to execute our strategic plans and what amount is available for repatriation back to the United States.

We expect operating cash flows, cash and short-term investment balances, together with the available capacity under our revolving credit facilities, to be sufficient to meet our operating requirements, including purchase commitments, tax payments and servicing our debt for the next twelve months. Additionally, we have purchase commitments of approximately $2.3 billion that will be paid over the next five years, of which approximately $800 million will be paid during the next twelve months. In addition, see Note 6 to our consolidated financial statements for a description of our operating lease obligations.

The ability to expand and grow our business in accordance with current plans, make acquisitions, meet long-term capital requirements beyond a twelve-month period and execute our capital return plan will depend on many factors, including the rate, if any, at which cash flow increases, our ability and willingness to pay for acquisitions with capital stock and the availability of public and private debt, including the ability to extend the maturity of or refinance our existing debt, and equity financing. We cannot be certain that additional financing, if required, will be available on terms and conditions acceptable to us, if at all.

Critical Accounting Estimates

Management's discussion and analysis of our financial condition and results of operations is based on our accompanying consolidated financial statements that have been prepared in accordance with GAAP. We base our estimates on historical experience, current trends and on various other assumptions that are believed to be relevant at the time our consolidated financial statements are prepared. We evaluate our estimates on a continuous basis. However, the actual amounts may differ from the estimates used in the preparation of our consolidated financial statements.

We believe the following accounting estimates are the most critical to aid in fully understanding and evaluating our consolidated financial statements as they require the most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain. Changes to these estimates could have a material effect on our results of operations and financial condition. Our significant accounting policies are described in Note 1 to our consolidated financial statements.

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[6] Free cash flow is not a measure of financial performance prepared in accordance with GAAP. See "Non-GAAP Financial Measures" for more information.

Revenue Recognition. Revenues related to fixed-price contracts for application development and systems integration services, consulting or other technology services are recognized as the service is performed using the cost-to-cost method, under which the total value of revenues is recognized on the basis of the percentage that each contract's total labor cost to-date bears to the total expected labor costs. Revenues related to fixed-price application maintenance, quality engineering and assurance and business process services are recognized using the cost-to-cost method, if the right to invoice is not representative of the value being delivered. The cost-to-cost method requires estimation of future costs, which is updated as the project progresses to reflect the latest available information. Such estimates and changes in estimates involve the use of judgment. The cumulative impact of any change in estimates is reflected in the financial reporting period in which the change in estimate becomes known. Net changes in estimates of such future costs were immaterial to the consolidated results of operations for the periods presented.

Income Taxes. Determining the consolidated provision for income taxes, deferred income tax assets (and related valuation allowance, if any) and liabilities requires significant judgment. We are required to calculate and provide for income taxes in each of the jurisdictions where we operate. Changes in the geographic mix of income before taxes or estimated level of annual pre-tax income can affect our overall effective income tax rate. In addition, transactions between our affiliated entities are arranged in accordance with applicable transfer pricing laws, regulations and relevant guidelines. As a result, and due to the interpretive nature of certain aspects of these laws and guidelines, we have pending applications for APAs before the taxing authorities in some of our most significant jurisdictions. It could take years for the relevant taxing authorities to negotiate and conclude these applications. The consolidated provision for income taxes may change period to period based on changes in facts and circumstances, such as settlements of income tax audits, the expiration of the applicable statute of limitations or finalization of our applications for APAs.

Our provision for income taxes also includes the impact of reserves established for uncertain income tax positions, as well as the related interest, which may require us to apply judgment to complex issues and may require an extended period of time to resolve. We apply a "more likely than not" threshold when assessing the need for a reserve for an uncertain tax position, which involves significant judgment. Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final outcome of these matters will not differ from our recorded amounts. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the expiration of the applicable statute of limitations. Additionally, we have tax positions that we believe are more likely than not to be realized and for which we have therefore not established a reserve. To the extent that the final outcome of these matters differs from the amounts recorded, such differences may materially impact, positively or negatively, the provision for income taxes in the period in which such determination is made.

Business Combinations, Goodwill and Intangible Assets. Goodwill and intangible assets, including indefinite-lived intangible assets, arise from the accounting for business combinations. We account for business combinations using the acquisition method which requires us to estimate the fair value of identifiable assets acquired, liabilities assumed, including any contingent consideration, and any noncontrolling interest in the acquiree to properly allocate purchase price to the individual assets acquired and liabilities assumed. The allocation of the purchase price utilizes estimates and assumptions in determining the fair values of identifiable assets acquired and liabilities assumed, especially with respect to intangible assets, including the timing and amount of forecasted revenues and cash flows, anticipated growth rates, client attrition rates and the discount rate reflecting the risk inherent in future cash flows.

At each acquisition date, we allocate goodwill and intangible assets to our reporting units based on how we expect each reporting unit to benefit from the respective business combination. A reporting unit is defined as an operating segment or one level below an operating segment. While we manage the business through our four industry-based operating segments, we have identified seven industry-based reporting units for purposes of goodwill allocation and impairment testing. We exercise judgment to allocate goodwill to the reporting units expected to benefit from each business combination. Goodwill is tested for impairment at the reporting unit level on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. Such events or circumstances may include significant changes in the business climate, the regulatory environment, business strategies, operating performance, or the competitive landscape. Evaluating goodwill for impairment requires judgment, including the identification of reporting units, assignment of assets, liabilities and goodwill to reporting units and determination of the fair value of each reporting unit.

We estimate the fair value of our reporting units using a combination of an income approach, utilizing a discounted cash flow analysis, and a market approach, using market multiples. Under the income approach, we estimate projected future cash flows, the timing of such cash flows and long-term growth rates and determine the appropriate discount rate that reflects the risk inherent in the projected future cash flows. The discount rate used is based on a market participant weighted-average cost of capital and may be adjusted for the relevant risk associated with business-specific characteristics and the uncertainty related to the reporting unit's ability to execute on the projected future cash flows. Under the market approach, we estimate fair value based on market multiples of revenues and earnings derived from comparable publicly-traded companies with characteristics similar to the reporting unit. The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results, market conditions and other factors. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

Based on our most recent evaluation of goodwill performed during the fourth quarter of 2025, we concluded that the goodwill in each of our reporting units was not at risk of impairment. As of December 31, 2025, our goodwill balance was $7,106 million.

We review our finite-lived assets, including our finite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. The carrying amount may not be recoverable when the sum of undiscounted expected future cash flows is less than the carrying amount of such asset groups. The impairment loss is determined as the amount by which the carrying amount of the asset group exceeds its fair value. Assessing the fair value of asset groups involves significant estimates and assumptions including estimation of future cash flows, the timing of such cash flows and discount rates reflecting the risk inherent in future cash flows.

Recently Adopted and New Accounting Pronouncements

See Note 1 to our consolidated financial statements for additional information.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Risk

We are exposed to foreign currency exchange rate risk in the ordinary course of doing business as we transact or hold a portion of our funds in foreign currencies. Accordingly, we periodically evaluate the need for hedging strategies, including the use of derivative financial instruments, to mitigate the effect of foreign currency exchange rate fluctuations and expect to continue to use such instruments in the future to reduce foreign currency exposure to changes in the value of certain foreign currencies. All hedging transactions are authorized and executed pursuant to regularly reviewed policies and procedures.

Revenues from our clients in the United Kingdom, Continental Europe and Rest of World represented 9.1%, 9.9% and 6.2%, respectively, of our 2025 revenues, and are typically denominated in currencies other than the U.S. dollar. Accordingly, our revenues may be affected by fluctuations in the exchange rates, primarily the British pound and the Euro, as compared to the U.S. dollar.

A predominant portion of our costs in India are denominated in the Indian rupee, representing 23% of our global operating costs during 2025, and are subject to foreign currency exchange rate fluctuations. These foreign currency exchange rate fluctuations have an impact on our results of operations.

We have entered into a series of foreign exchange forward contracts that are designated as cash flow hedges of certain Indian rupee denominated payments in India. These U.S. dollar / Indian rupee hedges are intended to partially offset the impact of movement of exchange rates on future operating costs. As of December 31, 2025, the notional value and weighted average contract rates of these contracts by year of maturity were as follows:

		Notional Value (in millions)	Weighted Average Contract Rate (Indian rupee to U.S. dollar)
2026	$	2,290	88.6
2027		1,020	91.7
Total	$	3,310	89.5

As of December 31, 2025, the net unrealized loss on our outstanding foreign exchange forward contracts designated as cash flow hedges was $84 million. Based upon a sensitivity analysis at December 31, 2025, which estimates the fair value of the contracts assuming certain market exchange rate fluctuations, a 10.0% change in the foreign currency exchange rate against the U.S. dollar with all other variables held constant would have resulted in a change in the fair value of our foreign exchange forward contracts designated as cash flow hedges of approximately $310 million.

A portion of our balance sheet is exposed to foreign currency exchange rate fluctuations, which may result in non-operating foreign currency exchange gains or losses upon remeasurement. In 2025, we reported foreign currency exchange gains, exclusive of hedging gains, of $15 million, which were primarily attributed to the remeasurement of net monetary assets and liabilities denominated in currencies other than the functional currencies of our subsidiaries. We use foreign exchange forward contracts that are scheduled to mature in the first quarter of 2026 to provide an economic hedge against balance sheet exposure to certain monetary assets and liabilities denominated in currencies other than the functional currency of the subsidiary. At December 31, 2025, the notional value of these outstanding contracts was $748 million and the net unrealized gain was $1 million. Based upon a sensitivity analysis of our foreign exchange forward contracts at December 31, 2025, which estimates the fair value of the contracts assuming certain market exchange rate fluctuations, a 10.0% change in the foreign currency exchange rate against the U.S. dollar with all other variables held constant would have resulted in a change in the fair value of our foreign exchange forward contracts not designated as hedges of approximately $4 million.

Interest Rate Risk

We have a Credit Agreement providing for a $650 million Term Loan and a $1,850 million unsecured revolving credit facility, which are due to mature in October 2027. As of December 31, 2025, the Credit Agreement requires interest to be paid, at our option, at either the Term Benchmark, Adjusted Daily Simple RFR or the ABR Rate (each as defined in the Credit Agreement), plus, in each case, an Applicable Margin (as defined in the Credit Agreement). As of December 31, 2025 we had no outstanding balance under our revolving credit facility. The Term Loan is a Term Benchmark loan. Thus, our debt exposes us to market risk from changes in interest rates. We performed a sensitivity analysis to determine the effect of interest rate fluctuations on our interest expense. A 100 basis point change in interest rates, with all other variables held constant, would have an immaterial effect on our reported interest expense.

We have $207 million of cash equivalents, and $13 million of short-term investments as of December 31, 2025. Our cash equivalents, which consist of money market funds and time deposits, and our short-term investments, which consist primarily of a U.S. dollar denominated investment in a fixed income mutual fund, are exposed to fluctuations in interest rates, which may affect our interest income and the fair market value of the instruments. As of December 31, 2025, a 100 basis point change in interest rates, with all other variables held constant, would have an immaterial effect on the fair value of our cash equivalents as well as short-term investments.

Information provided by the sensitivity analysis of foreign currency risk and interest rate risk does not necessarily represent the actual changes that would occur under normal market conditions.

Item 8. Financial Statements and Supplementary Data

The financial statements required to be filed pursuant to this Item 8 are appended to this Annual Report on Form 10-K. A list of the financial statements filed herewith is found in Part IV, "Item 15. Exhibits, Financial Statements and Financial Statement Schedule."

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of December 31, 2025. Based on this evaluation, our chief executive officer and our chief financial officer concluded that, as of December 31, 2025, our disclosure controls and procedures were effective.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) that occurred during the fiscal quarter ended December 31, 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended, and is a process designed by, or under the supervision of, our chief executive and chief financial officers and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of our management and directors; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Our management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2025. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework* (2013).

Based on its evaluation, our management has concluded that, as of December 31, 2025, our internal control over financial reporting was effective. PricewaterhouseCoopers LLP, the independent registered public accounting firm that audited the financial statements included in this annual report, has issued an attestation report on our internal control over financial reporting, as stated in their report which is included on page F-2.

Inherent Limitations of Internal Controls

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Item 9B. Other Information

(c) Trading Plans

During the three months ended December 31, 2025, no director or Section 16 officer adopted or terminated any Rule 10b5-1 trading arrangements or non-Rule 10b5-1 trading arrangements (in each case, as defined in Item 408(a) of Regulation S-K).

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information relating to our executive officers in response to this item is contained in part under the caption "Information About Our Executive Officers" in Part I of this Annual Report on Form 10-K.

We have adopted a written code of ethics, entitled "Code of Ethics," that applies to all of our directors, executive officers and employees, including our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions. We make available our code of ethics free of charge through our website which is located at *www.cognizant.com*. We intend to post on our website all disclosures that are required by law or Nasdaq Stock Market listing standards concerning any amendments to, or waivers from, any provision of our code of ethics within four business days following the date of the amendment or waiver.

We have adopted an insider trading policy governing purchases, sales and/or other dispositions of our securities by our directors, officers, employees and other covered persons, as well as the Company itself, that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations and the exchange listing standards applicable to us. A copy of our insider trading policy is filed as Exhibit 19.1 to this Annual Report on Form 10-K.

The remaining information required by this item will be included under the caption "Corporate governance" in our 2026 Proxy Statement, which we expect to be filed with the SEC pursuant to Regulation 14A not later than 120 days after the end of the fiscal year ended December 31, 2025 and is incorporated herein by reference to such proxy statement.

Item 11. Executive Compensation

The information required by this item will be included in our 2026 Proxy Statement under the captions "Corporate governance" and "Compensation discussion and analysis" and is incorporated herein by reference to such proxy statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item will be included in our 2026 Proxy Statement under the captions "Corporate governance" and "Compensation discussion and analysis" and is incorporated herein by reference to such proxy statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item will be included in our 2026 Proxy Statement under the caption "Corporate governance" and is incorporated herein by reference to such proxy statement.

Item 14. Principal Accountant Fees and Services

The information required by this item will be included in our 2026 Proxy Statement under the caption "Audit matters" and is incorporated herein by reference to such proxy statement.

Item 15. Exhibits, Financial Statement Schedules

(a)   (1) Consolidated Financial Statements.
Reference is made to the Index to Consolidated Financial Statements on Page F-1.

    (2) Consolidated Financial Statement Schedule.
Reference is made to the Index to Financial Statement Schedule on Page F-1.

    (3) Exhibits.

Schedules other than as listed above are omitted as not required or inapplicable or because the required information is provided in the consolidated financial statements, including the notes thereto.

EXHIBIT INDEX

Number	Exhibit Description	Incorporated by Reference				Filed or Furnished Herewith
		Form	File No.	Exhibit	Date	
2.1	Agreement and Plan of Merger, dated June 5, 2024, among Propulsion Holdings, LLC, Cognizant Domestic Holdings Corporation, Eagle Acquisition Sub, LLC, and Propulsion Intermediate, LP	8-K	000-24429	2.1	6/10/2024	
3.1	Amended and Restated Certificate of Incorporation, dated June 4, 2024	8-K	000-24429	3.1	6/7/2024	
3.2	Amended and Restated Bylaws, as adopted on September 14, 2018	8-K	000-24429	3.1	9/20/2018	
4.1	Specimen Certificate for shares of Class A common stock	S-4/A	333-101216	4.2	1/30/2003	
4.2	Description of Capital Stock	10-K	000-24429	4.2	2/14/2020	
10.1†	Form of Indemnification Agreement for Directors and Officers	10-Q	000-24429	10.1	8/7/2013	
10.2†	Form of Amended and Restated Executive Employment and Non-Disclosure, Non-Competition, and Invention Assignment Agreement, between the Company and each of the following current Executive Officers: Balu Ganesh Ayyar and John Kim	10-K	000-24429	10.3	2/27/2018	
10.3†	2022 Form of Executive Employment and Non-Disclosure, Non-Competition and Invention Assignment Agreement between the Company and each of the following current Executive Officers: Surya Gummadi, Kathryn Diaz and Jatin Dalal	10-Q	000-24429	10.1	7/28/2022	
10.4†	Executive Employment and Non-Disclosure, Non-Competition and Invention Assignment Agreement, entered into between the Company and Ravi Kumar Singisetti, dated effective January 12, 2023	8-K	000-24429	10.2	1/12/2023	
10.5†	Offer Letter, by and between the Company and Ravi Kumar Singisetti, acknowledged and agreed January 9, 2023	8-K	000-24429	10.1	1/12/2023	
10.6†	Offer Letter, by and between the Company and Jatin Dalal, acknowledged and agreed September 25, 2023	8-K	000-24429	10.1	9/28/2023	
10.7†	Description of Reimbursement Arrangement with Jatin Dalal	10-Q	000-24429	10.1	10/30/2024	
10.8†	Non-Employee Director Compensation Guidelines (effective as of June 3, 2025)	10-Q	000-24429	10.1	7/31/2025	

| Number | Exhibit Description | Incorporated by Reference | | | | Filed or Furnished Herewith |
		Form	File No.	Exhibit	Date	
10.9†	2004 Employee Stock Purchase Plan (as amended and restated effective as of January 1, 2022)	10-K	000-24429	10.7	2/16/2022	
10.10†	Cognizant Technology Solutions Corporation Amended and Restated 2009 Incentive Compensation Plan, effective March 9, 2015	10-Q	000-24429	10.1	5/4/2015	
10.11†	Form of Restricted Stock Unit Award Agreement Non-Employee Director Deferred Issuance	8-K	000-24429	10.7	7/6/2009	
10.12†	Form of Cognizant Technology Solutions Corporation Notice of Award of Restricted Stock Units Non-Employee Director Deferred Issuance	8-K	000-24429	10.8	7/6/2009	
10.13†	Cognizant Technology Solutions Corporation 2017 Incentive Award Plan	8-K	000-24429	10.1	6/7/2017	
10.14†	Form of Restricted Stock Unit Award Grant Notice	10-Q	000-24429	10.2	8/3/2017	
10.15†	Form of Performance-Based Restricted Stock Unit Award Grant Notice	10-Q	000-24429	10.3	8/3/2017	
10.16†	Form of Restricted Stock Unit Award Grant Notice	10-Q	000-24429	10.4	8/3/2017	
10.17†	Form of Stock Option Grant Notice and Stock Option Agreement	10-Q	000-24429	10.5	8/3/2017	
10.18†	Form of Restricted Stock Unit Award Grant Notice (March 5, 2020 form)	10-Q	000-24429	10.1	5/8/2020	
10.19†	Form of Performance-Based Restricted Stock Unit Award Grant Notice (March 5, 2020 form)	10-Q	000-24429	10.2	5/8/2020	
10.20†	Cognizant Technology Solutions Corporation 2023 Incentive Award Plan	S-8	333-272444	99.1	6/6/2023	
10.21†	Form of Cognizant Technology Solutions Corporation Restricted Stock Unit Award Grant Notice for Employees, including Executive Officers	10-K	000-24429	10.21	2/12/2025	
10.22†	Form of Cognizant Technology Solutions Corporation Performance-Based Restricted Stock Unit Award Grant Notice	10-K	000-24429	10.22	2/12/2025	
10.23†	Form of Cognizant Technology Solutions Corporation Restricted Stock Unit Award Grant Notice for Non-Employee Director (Non-Deferred)	10-K	000-24429	10.23	2/12/2025	
10.24†	Form of Cognizant Technology Solutions Corporation Restricted Stock Unit Award Grant Notice Non-Employee Director (Deferred Settlement)	10-K	000-24429	10.24	2/12/2025	
10.25†	Form of Cognizant Technology Solutions Corporation Deferred Stock Unit Award Grant Notice Non-Employee Director (for Deferred Equity in lieu of Cash Retainer)	10-K	000-24429	10.25	2/12/2025	
10.26†	Letter Agreement with each of Steven Rohleder and Sandra Wijnberg regarding grant of dividend equivalents on previously issued Deferred Stock Units	10-Q	000-24429	10.8	8/3/2023	
10.27†	Retirement, Death and Disability Policy	10-Q	000-24429	10.1	7/30/2020	
10.28†	Cognizant Technology Solutions Corporation Senior Executive Cash Severance Policy	8-K	000-24429	10.1	3/6/2023	

Number	Exhibit Description	Incorporated by Reference				Filed or Furnished Herewith
		Form	File No.	Exhibit	Date	
10.29	Credit Agreement, dated as of October 6, 2022, among Cognizant Technology Solutions Corporation, Cognizant Worldwide Limited, certain financial institutions party thereto and JPMorgan Chase Bank, N.A., as administrative agent	8-K	000-24429	10.1	10/7/2022	
10.30	Amendment No. 1 to the Credit Agreement, dated as of October 6, 2022, among Cognizant Technology Solutions Corporation, Cognizant Worldwide Limited, certain financial institutions party thereto and JPMorgan Chase Bank, N.A., as administrative agent	10-Q	000-24429	10.2	7/31/2024	
10.31†	First Amendment to the 2004 Employee Stock Purchase Plan (as amended and restated effective as of January 1, 2022)	S-8	333-272444	99.3	6/6/2023	
19.1	Cognizant Technology Solutions Corporation Insider Trading Policy	10-K	000-24429	19.1	2/12/2025	
21.1	List of subsidiaries of the Company					Filed
23.1	Consent of PricewaterhouseCoopers LLP					Filed
31.1	Certification Pursuant to Rule 13a-14(a) and 15d-14(a) of the Exchange Act, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Chief Executive Officer)					Filed
31.2	Certification Pursuant to Rule 13a-14(a) and 15d-14(a) of the Exchange Act, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Chief Financial Officer)					Filed
32.1	Certification Pursuant to 18 U.S.C. Section 1350 (Chief Executive Officer)					Furnished
32.2	Certification Pursuant to 18 U.S.C. Section 1350 (Chief Financial Officer)					Furnished
97.1	Cognizant Technology Solutions Corporation Rule 10D-1 Compensation Recoupment (Clawback) Policy adopted September 6, 2023	10-K	000-24429	97.1	2/14/2024	
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.					Filed
101.SCH	Inline XBRL Taxonomy Extension Schema Document					Filed
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document					Filed
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document					Filed
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document					Filed
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					Filed
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)					Filed

†   A management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(a)(3) of Form 10-K.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION

By: _____/S/   RAVI KUMAR S_____
Ravi Kumar S,
Chief Executive Officer
(Principal Executive Officer)

Date: **February 12, 2026**

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ RAVI KUMAR S **Ravi Kumar S**	Chief Executive Officer and Director (Principal Executive Officer)	February 12, 2026
/s/ JATIN DALAL **Jatin Dalal**	Chief Financial Officer (Principal Financial Officer)	February 12, 2026
/s/ ALINA KERDMAN **Alina Kerdman**	Senior Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)	February 12, 2026
/s/ STEPHEN J. ROHLEDER **Stephen J. Rohleder**	Chair of the Board and Director	February 12, 2026
/s/ ZEIN ABDALLA **Zein Abdalla**	Director	February 12, 2026
/s/ VINITA BALI **Vinita Bali**	Director	February 12, 2026
/s/ ERIC BRANDERIZ **Eric Branderiz**	Director	February 12, 2026
/s/ ARCHANA DESKUS **Archana Deskus**	Director	February 12, 2026
/s/ JOHN M. DINEEN **John M. Dineen**	Director	February 12, 2026
/s/ LEO S. MACKAY, JR. **Leo S. Mackay, Jr.**	Director	February 12, 2026
/s/ MICHAEL PATSALOS-FOX **Michael Patsalos-Fox**	Director	February 12, 2026
/s/ ABRAHAM SCHOT **Abraham Schot**	Director	February 12, 2026
/s/ KARIMA SILVENT **Karima Silvent**	Director	February 12, 2026
/s/ JOSEPH M. VELLI **Joseph M. Velli**	Director	February 12, 2026
/s/ SANDRA S. WIJNBERG **Sandra S. Wijnberg**	Director	February 12, 2026

COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
AND FINANCIAL STATEMENT SCHEDULE

<p style="text-align: center;">**Report of Independent Registered Public Accounting Firm**</p>

To the Board of Directors and Stockholders of Cognizant Technology Solutions Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Cognizant Technology Solutions Corporation and its subsidiaries (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of operations, of comprehensive income, of stockholders' equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition – Expected Labor Costs to Complete for Certain Fixed-Price Contracts

As described in Notes 1 and 2 to the consolidated financial statements, fixed-price contracts comprised $10.0 billion of the Company's total revenues for the year ended December 31, 2025, which includes performance obligations where control is transferred over time. For performance obligations where control is transferred over time, revenues are recognized based on the extent of progress towards completion of the performance obligation. The selection of the method to measure progress towards completion requires judgment and is based primarily on the nature of the deliverables to be provided. Management recognizes revenues related to fixed-price contracts for application development and systems integration services, consulting or other technology services as the service is performed using the cost-to-cost method, under which the total value of revenues is recognized on the basis of the percentage that each contract's total labor cost to date bears to the total expected labor costs. The cost-to-cost method requires estimation of future costs, which is updated as the project progresses to reflect the latest available information. Revenues related to fixed-price application maintenance, quality engineering and assurance as well as business process services are recognized based on management's right to invoice for services performed for contracts in which the invoicing is representative of the value being delivered. If management's invoicing is not consistent with the value delivered, revenues are recognized as the service is performed based on the cost-to-cost method described above.

The principal considerations for our determination that performing procedures relating to revenue recognition – expected labor costs to complete for certain fixed-price contracts is a critical audit matter are the significant judgment by management when developing the estimated total expected labor costs to complete fixed-price contracts and the significant auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence relating to management's estimate of total expected labor costs.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the development of the estimated total expected labor costs to complete fixed-price contracts. These procedures also included, among others, evaluating and testing management's process for developing the estimated total expected labor costs for a sample of contracts, which included evaluating the reasonableness of the total expected labor cost assumptions used by management. Evaluating the reasonableness of the assumptions related to the total expected labor costs involved assessing management's ability to reasonably develop total expected labor costs by (i) performing a comparison of expected labor cost metrics at project inception with actual cost metrics for similar completed projects and (ii) evaluating the timely identification of circumstances that may warrant a modification to previous labor cost estimates, including actual labor costs in excess of estimates.

/s/ PricewaterhouseCoopers LLP
New York, New York
February 12, 2026

We have served as the Company's auditor since 1997.

COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	December 31,	
(in millions, except par values)	2025	2024
Assets		
Current assets:		
Cash and cash equivalents	$ 1,901	$ 2,231
Short-term investments	13	12
Trade accounts receivable, net	4,439	4,059
Other current assets	1,465	1,202
Total current assets	7,818	7,504
Property and equipment, net	933	994
Operating lease assets, net	573	552
Goodwill	7,106	6,953
Intangible assets, net	1,417	1,599
Deferred income tax assets, net	967	1,248
Long-term investments	111	90
Other noncurrent assets	1,767	1,026
Total assets	$ 20,692	$ 19,966
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 308	$ 340
Deferred revenue	501	450
Short-term debt	33	33
Operating lease liabilities	153	152
Accrued expenses and other current liabilities	2,664	2,610
Total current liabilities	3,659	3,585
Deferred revenue, noncurrent	37	30
Operating lease liabilities, noncurrent	423	420
Deferred income tax liabilities, net	168	154
Long-term debt	543	875
Other noncurrent liabilities	847	494
Total liabilities	5,677	5,558
Commitments and contingencies (See Note 14)		
Stockholders' equity:		
Preferred stock, $0.10 par value, 15 shares authorized, none issued	—	—
Class A common stock, $0.01 par value, 1,000 shares authorized, 479 and 495 shares issued and outstanding as of December 31, 2025 and 2024, respectively	5	5
Additional paid-in capital	12	13
Retained earnings	15,158	14,686
Accumulated other comprehensive income (loss)	(160)	(296)
Total stockholders' equity	15,015	14,408
Total liabilities and stockholders' equity	$ 20,692	$ 19,966

The accompanying notes are an integral part of the consolidated financial statements.

COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions, except per share data)	Year Ended December 31, 2025	2024	2023
Revenues	$ 21,108	$ 19,736	$ 19,353
Operating expenses:			
Cost of revenues (exclusive of depreciation and amortization expense shown separately below)	13,991	12,958	12,664
Selling, general and administrative expenses	3,240	3,223	3,252
Restructuring charges	—	134	229
Depreciation and amortization expense	550	529	519
(Gain) on sale of property and equipment	(62)	—	—
Income from operations	3,389	2,892	2,689
Other income (expense), net:			
Interest income	105	119	126
Interest expense	(37)	(54)	(41)
Foreign currency exchange gains (losses), net	18	(19)	2
Other, net	4	—	11
Total other income (expense), net	90	46	98
Income before provision for income taxes	3,479	2,938	2,787
Provision for income taxes	(1,258)	(713)	(668)
Income (loss) from equity method investments	9	15	7
Net income	$ 2,230	$ 2,240	$ 2,126
Basic earnings per share	$ 4.57	$ 4.52	$ 4.21
Diluted earnings per share	$ 4.56	$ 4.51	$ 4.21
Weighted average number of common shares outstanding—Basic	488	496	505
Dilutive effect of shares issuable under stock-based compensation plans	1	1	—
Weighted average number of common shares outstanding—Diluted	489	497	505

The accompanying notes are an integral part of the consolidated financial statements.

COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,		
(in millions)	**2025**	**2024**	**2023**
Net income	$ 2,230	$ 2,240	$ 2,126
Change in Accumulated other comprehensive income (loss), net of tax:			
Foreign currency translation adjustments	266	(150)	144
Unrealized gains and losses on cash flow hedges	(38)	(35)	61
Changes in net defined benefit obligations	(92)	(17)	—
Other comprehensive income (loss)	136	(202)	205
Comprehensive income	$ 2,366	$ 2,038	$ 2,331

The accompanying notes are an integral part of the consolidated financial statements.

COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in millions, except per share data)	Class A Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount				
Balance, December 31, 2022	509	$ 5	$ 15	$ 12,588	$ (299)	$ 12,309
Net income	—	—	—	2,126	—	2,126
Other comprehensive income (loss)	—	—	—	—	205	205
Common stock issued, stock-based compensation plans	4	—	71	—	—	71
Stock-based compensation expense	—	—	176	—	—	176
Repurchases of common stock	(15)	—	(247)	(823)	—	(1,070)
Dividends declared, $1.16 per share	—	—	—	(590)	—	(590)
Balance, December 31, 2023	498	5	15	13,301	(94)	13,227
Net income	—	—	—	2,240	—	2,240
Other comprehensive income (loss)	—	—	—	—	(202)	(202)
Common stock issued, stock-based compensation plans	4	—	63	—	—	63
Common stock issued, acquisition related	1	—	113	—	—	113
Stock-based compensation expense	—	—	175	—	—	175
Repurchases of common stock	(8)	—	(353)	(255)	—	(608)
Dividends declared, $1.20 per share	—	—	—	(600)	—	(600)
Balance, December 31, 2024	495	5	13	14,686	(296)	14,408
Net income	—	—	—	2,230	—	2,230
Other comprehensive income (loss)	—	—	—	—	136	136
Common stock issued, stock-based compensation plans	3	—	58	—	—	58
Stock-based compensation expense	—	—	181	—	—	181
Repurchases of common stock	(19)	—	(240)	(1,148)	—	(1,388)
Dividends declared, $1.24 per share	—	—	—	(610)	—	(610)
Balance, December 31, 2025	479	$ 5	$ 12	$ 15,158	$ (160)	$ 15,015

The accompanying notes are an integral part of the consolidated financial statements.

COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)	Year Ended December 31,		
	2025	**2024**	**2023**
Cash flows from operating activities:			
Net income	$ 2,230	$ 2,240	$ 2,126
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	550	542	555
Deferred income taxes	327	(355)	(339)
Stock-based compensation expense	181	175	176
Gain on sale of property and equipment	(62)	—	—
Other, net	(5)	32	1
Changes in operating assets and liabilities, net of effects of businesses acquired:			
Trade accounts receivable	(366)	(49)	(43)
Other current and noncurrent assets	(118)	(386)	123
Accounts payable	(2)	(23)	(23)
Deferred revenue, current and noncurrent	55	44	(4)
Other current and noncurrent liabilities	93	(96)	(242)
Net cash provided by operating activities	2,883	2,124	2,330
Cash flows from investing activities:			
Purchases of property and equipment	(288)	(297)	(317)
Proceeds from sale of property and equipment	70	—	—
Purchases of available-for-sale investment securities	—	—	(59)
Proceeds from maturity of available-for-sale investment securities	—	—	285
Purchases of held-to-maturity investment securities	—	—	(3)
Proceeds from maturity of held-to-maturity investment securities	—	3	24
Purchases of other investments	(17)	(2)	(379)
Proceeds from maturity or sale of other investments	5	265	527
Payments for business combinations, net of cash acquired	—	(1,615)	(409)
Net cash (used in) investing activities	(230)	(1,646)	(331)
Cash flows from financing activities:			
Issuance of common stock under stock-based compensation plans	58	63	71
Repurchases of common stock	(1,378)	(605)	(1,064)
Repayment of Term Loan borrowings and earnout and finance leases obligations	(42)	(73)	(25)
Proceeds from borrowings under the revolving credit facility	—	600	—
Repayment of notes outstanding under the revolving credit facility	(300)	(300)	—
Dividends paid	(610)	(600)	(591)
Net cash (used in) financing activities	(2,272)	(915)	(1,609)
Effect of exchange rate changes on cash, cash equivalents and restricted cash and cash equivalents	22	(49)	33
Increase (decrease) in cash, cash equivalents and restricted cash and cash equivalents	403	(486)	423
Cash, cash equivalents and restricted cash and cash equivalents, beginning of year	2,231	2,717	2,294
Cash, cash equivalents and restricted cash and cash equivalents, end of year	$ 2,634	$ 2,231	$ 2,717
Supplemental information:			
Cash paid for income taxes during the year	$ 985	$ 1,120	$ 1,245
Cash interest paid during the year	$ 36	$ 53	$ 40

The accompanying notes are an integral part of the consolidated financial statements.

Note 1 — Business Description and Summary of Significant Accounting Policies

The terms "Cognizant," "we," "our," "us" and "the Company" refer to Cognizant Technology Solutions Corporation and its subsidiaries unless the context indicates otherwise.

Description of Business. We are one of the world's leading professional services companies, engineering modern businesses and delivering strategic outcomes for our clients. We help clients modernize technology, reimagine processes and transform experiences so they can stay ahead in today's fast-changing world, where AI is reshaping organizations in every field. As an AI builder, we provide deep expertise at the intersection of industry and technology, combining our perspective with extensive knowledge of our clients' organizations to build industry-specific platforms and incorporate context into systems, AI models and custom solutions. We tailor our services and solutions to specific industries with an integrated global delivery model that employs client service and delivery teams based at client locations and dedicated global and regional delivery centers. Our services include consulting, application development, systems integration, quality engineering and assurance, engineering research and development, application maintenance, infrastructure and security as well as business process services and automation.

Basis of Presentation, Principles of Consolidation and Use of Estimates. The consolidated financial statements are presented in accordance with GAAP and reflect the consolidated financial position, results of operations, comprehensive income and cash flows of our consolidated subsidiaries for all periods presented. All intercompany balances and transactions have been eliminated in consolidation.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying disclosures. We evaluate our estimates on a continuous basis. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The actual amounts may vary from the estimates used in the preparation of the accompanying consolidated financial statements.

Cash and Cash Equivalents. Cash and cash equivalents consist of all cash balances, including money market funds and time deposits that have a maturity, at the date of purchase, of 90 days or less.

Financial Assets and Liabilities. Cash and certain cash equivalents, time deposits, trade receivables, accounts payable and other accrued liabilities are short-term in nature and, accordingly, their carrying values approximate fair value.

Property and Equipment. Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease or the estimated useful life of the asset. Deposits paid towards acquisition of long-lived assets and the cost of assets not put in use by the balance sheet date are disclosed under the caption "Capital work-in-progress" in Note 5.

Leases. Our lease asset classes primarily consist of operating leases for office space, data centers and IT equipment. At inception of a contract, we determine whether a contract contains a lease, and if a lease is identified, whether it is an operating or finance lease. In determining whether a contract contains a lease we consider whether (1) we have the right to obtain substantially all of the economic benefits from the use of the asset throughout the term of the contract, (2) we have the right to direct how and for what purpose the asset is used throughout the term of the contract and (3) we have the right to operate the asset throughout the term of the contract without the lessor having the right to change the terms of the contract. Some of our lease agreements contain both lease and non-lease components that we account for as a single lease component for all of our lease asset classes.

Our ROU lease assets represent our right to use an underlying asset for the lease term and may include any advance lease payments made and any initial direct costs and exclude lease incentives. Our lease liabilities represent our obligation to make lease payments arising from the terms of the lease. ROU lease assets and lease liabilities are recognized at the commencement of the lease and are calculated using the present value of lease payments over the lease term. Typically, our lease agreements do not provide sufficient detail to determine the rate implicit in the lease. Therefore, we use our estimated country-specific incremental borrowing rate based on information available at the commencement date of the lease to calculate the present value of the lease payments. In estimating our country-specific incremental borrowing rates, we consider market rates of comparable collateralized borrowings for similar terms. Our lease terms may include the option to extend or terminate the lease before the end of the contractual lease term. Our ROU lease assets and lease liabilities include these options when it is reasonably certain that they will be exercised.

A portion of our real estate lease costs is subject to annual changes in the CPI. Changes in CPI subsequent to the lease commencement are treated as variable lease payments and are recognized in the period in which the obligation for those payments is incurred. Other variable lease costs primarily relate to adjustments for common area maintenance, utilities, property tax and lease concessions. These variable costs are recognized in the period in which the obligation is incurred.

We do not recognize ROU assets and lease liabilities for short-term leases with a term equal to or less than 12 months. We recognize the lease payments in our income statement as a single lease cost on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred.

Both ROU assets and finance lease assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the related asset group may not be recoverable.

Internal Use Software. We capitalize certain costs that are incurred to purchase, develop and implement internal-use software during the application development phase, which primarily include coding, testing and certain data conversion activities. These capitalized costs are reported in "Property and equipment, net" in our consolidated statements of financial position. Capitalized costs are amortized on a straight-line basis over the useful life of the software. Costs incurred in performing planning and post-implementation activities are expensed as incurred.

Cloud Computing Arrangements. We defer certain implementation costs that are incurred when implementing cloud computing service or software-as-a-service arrangements, which primarily include efforts associated with configuration and development activities. These capitalized costs are reported in "Other current assets" and "Other noncurrent assets" in our consolidated statements of financial position. Once the service is ready for use, deferred costs are expensed over the non-cancelable term, including reasonably certain renewals, of the arrangement and recognized in income from operations in the same line item as the related hosting service fees.

Software to be Sold, Leased or Marketed. We capitalize costs incurred after technological feasibility is reached but before software is available for general release to clients, which primarily include coding and testing activities. Once the product is ready for general release, capitalized costs are amortized over the useful life of the software.

Business Combinations. We account for business combinations using the acquisition method, which requires the identification of the acquirer, the determination of the acquisition date and the allocation of the purchase price paid by the acquirer to the identifiable tangible and intangible assets acquired, the liabilities assumed, including any contingent consideration and any noncontrolling interest in the acquiree at their acquisition date fair values. Goodwill represents the excess of the purchase price over the fair value of net assets acquired, including the amount assigned to identifiable intangible assets. Identifiable intangible assets with finite lives are amortized over their expected useful lives. Acquisition-related costs are expensed in the periods in which the costs are incurred. The results of operations of acquired businesses are included in our consolidated financial statements from the acquisition date.

Equity Method Investments. Equity investments that give us the ability to exercise significant influence, but not control, over an investee are accounted for using the equity method of accounting and recorded in the caption "Long-term investments" on our consolidated statements of financial position. As of December 31, 2025 and 2024, we had an equity method investment of $104 million and $84 million, respectively, in the technology sector.

Equity method investments are initially recorded at cost. We periodically review the carrying value of our equity method investments to determine if there has been an other-than-temporary decline in the carrying value. The investment balance is increased to reflect contributions and our share of earnings and decreased to reflect our share of losses, distributions and other-than-temporary impairments. Our proportionate share of the net income or loss of the investee is recorded in the caption "Income (loss) from equity method investments" on our consolidated statements of operations.

Long-lived Assets and Finite-lived Intangible Assets. We review long-lived assets and certain finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. The carrying amount may not be recoverable when the sum of undiscounted expected future cash flows is less than the carrying amount of such asset groups. The impairment loss is determined as the amount by which the carrying amount of the asset group exceeds its fair value. Intangible assets consist primarily of customer relationships and developed technology, which are being amortized on a straight-line basis over their estimated useful lives.

Goodwill and Indefinite-lived Intangible Assets. At each acquisition date, we allocate goodwill and intangible assets to our industry-based reporting units based on how we expect each reporting unit to benefit from the respective business combination. A reporting unit is defined as an operating segment or one level below an operating segment. While we manage the business through our four industry-based operating segments, we have identified seven industry-based reporting units. We evaluate goodwill and indefinite-lived intangible assets for impairment at least annually, or as circumstances warrant. Goodwill is evaluated at the reporting unit level by comparing the fair value of the reporting unit with its carrying amount including goodwill. An impairment of goodwill exists if the carrying amount of the reporting unit exceeds its fair value. The impairment loss is the amount by which the carrying amount exceeds the reporting unit's fair value, limited to the total amount of goodwill allocated to that reporting unit. For indefinite-lived intangible assets, if our qualitative assessment indicates that it is more-likely-than-not that an indefinite-lived intangible asset is impaired, we test the assets for impairment by comparing the fair value of such assets to their carrying value. If an impairment is indicated, a write down to the fair value of indefinite-lived intangible asset is recorded.

Stock Repurchase Program. Under the Board of Directors authorized stock repurchase program, the Company is authorized to repurchase its Class A common stock through open market purchases, including under a 10b5-1 Plan, in accordance with applicable federal securities laws. We account for the repurchased shares as constructively retired. Shares are returned to the status of authorized and unissued shares at the time of repurchase. To reflect share repurchases in the consolidated statements of financial position, we (1) reduce common stock for the par value of the shares, (2) reduce additional paid-in capital for the amount in excess of par during the period in which the shares are repurchased and (3) record any residual amount in excess of available additional paid-in capital as a reduction to retained earnings. Cash outflows for repurchases are classified as financing activities.

Revenue Recognition. We recognize revenues as we transfer control of deliverables (products, solutions and services) to our clients in an amount reflecting the consideration to which we expect to be entitled. To recognize revenues, we apply the following five step approach: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenues when a performance obligation is satisfied. We account for a contract when it has approval and commitment from all parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectibility of consideration is probable. We apply judgment in determining the customer's ability and intention to pay based on a variety of factors, including the customer's historical payment experience.

For performance obligations where control is transferred over time, revenues are recognized based on the extent of progress towards completion of the performance obligation. The selection of the method to measure progress towards completion requires judgment and is based primarily on the nature of the deliverables to be provided.

Revenues related to fixed-price contracts for application development and systems integration services, consulting or other technology services are recognized as the service is performed using the cost-to-cost method, under which the total value of revenues is recognized on the basis of the percentage that each contract's total labor cost to date bears to the total expected labor costs. Revenues related to fixed-price application maintenance, quality engineering and assurance as well as business process services are recognized based on our right to invoice for services performed for contracts in which the invoicing is representative of the value being delivered. If our invoicing is not consistent with the value delivered, revenues are recognized as the service is performed based on the cost-to-cost method described above. The cost-to-cost method requires estimation of future costs, which is updated as the project progresses to reflect the latest available information. Such estimates and changes in estimates involve the use of judgment. The cumulative impact of any revision in estimates is reflected in the financial reporting period in which the change in estimate becomes known and any anticipated losses on contracts are recognized immediately, where appropriate.

Revenues related to fixed-price hosting and infrastructure and security services are recognized based on our right to invoice for services performed for contracts in which the invoicing is representative of the value being delivered. If our invoicing is not consistent with the value delivered, revenues are recognized on a straight-line basis unless revenues are earned and obligations are fulfilled in a different pattern. The revenue recognition method applied to the types of contracts described above provides the most faithful depiction of performance towards satisfaction of our performance obligations; for example, the cost-to-cost method is used when the value of services provided to the customer is best represented by the costs expended to deliver those services.

Revenues related to our time-and-materials, transaction-based or volume-based contracts are recognized over the period the services are provided either using an output method such as labor hours, or a method that is otherwise consistent with the way in which value is delivered to the customer.

Revenues related to our non-hosted software license arrangements that do not require significant modification or customization of the underlying software are recognized when the software is delivered as control is transferred at a point in time. For software license arrangements that require significant functionality enhancements or modification of the software, revenues for the software license and related services are recognized as the services are performed in accordance with the methods applicable to application development and systems integration services described above. In software hosting arrangements, the rights provided to the customer, such as ownership of a license, contract termination provisions and the feasibility of the client to operate the software, are considered in determining whether the arrangement includes a license or a service. Sales-based and usage-based fees promised in exchange for licenses of intellectual property are not recognized as revenue until the uncertainty related to the variable amounts is resolved. Revenues related to software maintenance and support are recognized on a straight-line basis over the contract period.

Incentive revenues, volume discounts, or any other form of variable consideration is estimated using either the sum of probability weighted amounts in a range of possible consideration amounts (expected value) or the single most likely amount in a range of possible consideration amounts (most likely amount), depending on which method better predicts the amount of consideration to which we may be entitled. We include in the transaction price variable consideration only to the extent it is probable that a significant reversal of revenues recognized will not occur when the uncertainty associated with the variable consideration is resolved. Our estimates of variable consideration and determination of whether and when to include estimated amounts in the transaction price may involve judgment and are based largely on an assessment of our anticipated performance and all information that is reasonably available to us.

Revenues also include the reimbursement of out-of-pocket expenses. Our warranties generally provide a customer with assurance that the related deliverable will function as the parties intended because it complies with agreed-upon specifications and are therefore not considered an additional performance obligation in the contract.

We enter into arrangements that consist of multiple performance obligations. Such arrangements may include any combination of our deliverables. To the extent a contract includes multiple promised deliverables, we apply judgment to determine whether promised deliverables are capable of being distinct and are distinct in the context of the contract. If these criteria are not met, the promised deliverables are accounted for as a combined performance obligation. For arrangements with multiple distinct performance obligations, we allocate consideration among the performance obligations based on their relative standalone selling price. Standalone selling price is the price at which we would sell a promised good or service separately to the customer. When not directly observable, we typically estimate standalone selling price by using the expected cost plus margin or, in limited circumstances, the residual value approach. We typically establish a standalone selling price range for our deliverables, which is reassessed on a periodic basis or when facts and circumstances change.

We assess the timing of the transfer of goods or services to the customer as compared to the timing of payments to determine whether a significant financing component exists. As a practical expedient, we do not assess the existence of a significant financing component when the difference between payment and transfer of deliverables is a year or less. If the difference in timing arises for reasons other than the provision of finance to either the customer or us, no financing component is deemed to exist. The primary purpose of our invoicing terms is to provide customers with simplified and predictable ways of purchasing our services, not to receive or provide financing from or to customers. We do not consider set-up or transition fees paid upfront by our customers to represent a financing component, as such fees are required to encourage customer commitment to the project and protect us from early termination of the contract.

Our contracts may be modified to add, remove or change existing performance obligations. The accounting for modifications to our contracts involves assessing whether the services added to an existing contract are distinct and whether the pricing is at the standalone selling price. Services added that are not distinct are accounted for on a cumulative catch up basis, while those that are distinct are accounted for prospectively, either as a separate contract if the additional services are priced at the standalone selling price, or as a termination of the existing contract and creation of a new contract if not priced at the standalone selling price. Services added to our application development and systems integration service contracts are typically not distinct, while services added to our other contracts, including application maintenance, quality engineering and assurance as well as business process services contracts, are typically distinct.

We enter into arrangements with third party suppliers to resell products or services. In such cases, we evaluate whether we are the principal (i.e., report revenues on a gross basis) or agent (i.e., report revenues on a net basis). In doing so, we evaluate whether we control the good or service before it is transferred to the customer. If we control the good or service before it is transferred to the customer, we are the principal; if not, we are the agent. Determining whether we control the good or service before it is transferred to the customer requires significant judgment.

Trade Accounts Receivable, Contract Assets and Contract Liabilities. We classify our right to consideration in exchange for deliverables as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional (i.e., only the passage of time is required before payment is due). For example, we recognize a receivable for revenues related to our time and materials and transaction or volume-based contracts when earned regardless of whether amounts have been billed. We present such receivables in "Trade accounts receivable, net" in our consolidated statements of financial position at their net estimated realizable value. A contract asset is a right to consideration that is conditional upon factors other than the passage of time. Contract assets are presented in "Other current assets" or "Other noncurrent assets" in our consolidated statements of financial position, based on the expected timing of billing, and primarily relate to unbilled amounts on fixed-price contracts utilizing the cost-to-cost method of revenue recognition. Our contract liabilities, or deferred revenue, consist of advance payments from clients and billings in excess of revenues recognized. We classify deferred revenue as current or noncurrent based on the timing of when we expect to recognize the revenues.

Our contract assets and contract liabilities are reported on a net basis by contract at the end of each reporting period. The difference between the opening and closing balances of our contract assets and contract liabilities primarily results from the timing difference between our performance obligations and the client's payment. We receive payments from clients based on the terms established in our contracts, which vary from contract to contract.

Allowance for Credit Losses. We calculate expected credit losses for our trade accounts receivable and contract assets. Expected credit losses include losses expected based on known credit issues with specific customers as well as a general expected credit loss allowance based on relevant information, including historical loss rates, current conditions, and reasonable economic forecasts that affect collectibility. We update our allowance for credit losses on a quarterly basis with changes in the allowance recognized in income from operations.

Costs to Fulfill. Recurring operating costs for contracts with customers are recognized as incurred. Certain eligible, nonrecurring costs (i.e., set-up or transition costs) are capitalized when such costs (1) relate directly to the contract, (2) generate or enhance resources of the Company that will be used in satisfying the performance obligation in the future, and (3) are expected to be recovered. These costs are expensed ratably over the estimated life of the customer relationship, including expected contract renewals. In determining the estimated life of the customer relationship, we evaluate the average contract term on a portfolio basis by nature of the services to be provided, and apply judgment in evaluating the rate of technological and industry change. Capitalized amounts are monitored regularly for impairment. Impairment losses are recorded when projected remaining consideration that has not already been recognized as revenue less costs related to the services being provided are not sufficient to recover the carrying amount of the capitalized costs to fulfill. Costs to fulfill are recorded in "Other noncurrent assets" in our consolidated statements of financial position and the amortization expense of costs to fulfill is included in "Cost of revenues" in our consolidated statements of operations.

Stock-Based Compensation. Stock-based compensation expense for awards of equity instruments to employees and non-employee directors is determined based on the grant date fair value of those awards. We recognize these compensation costs net of an estimated forfeiture rate over the requisite service period of the award. Forfeitures are estimated on the date of grant and revised if actual or expected forfeiture activity differs materially from original estimates. Stock-based compensation expense relating to RSUs and PSUs is recognized as shares vest over the requisite service period. If the minimum performance targets are not met, no compensation cost is recognized and any recognized compensation cost is reversed, except for awards subject to a market condition. The fair value of RSUs and PSUs is determined based on the number of stock units granted and the quoted price of our stock at the date of grant. The fair value of PSUs granted subject to a market condition is determined using a Monte Carlo valuation model.

Foreign Currency. The assets and liabilities of our foreign subsidiaries whose functional currency is not the U.S. dollar are translated into U.S. dollars at current exchange rates while revenues and expenses are translated at average monthly exchange rates. The resulting translation adjustments are recorded in the caption "Accumulated other comprehensive income (loss)" on the consolidated statements of financial position.

Foreign currency transactions and balances are those that are denominated in a currency other than the entity's functional currency. An entity's functional currency is the currency of the primary economic environment in which it operates. The U.S. dollar is the functional currency for some of our foreign subsidiaries. For these subsidiaries, transactions and balances denominated in the local currency are foreign currency transactions. Foreign currency transactions and balances related to non-monetary assets and liabilities are remeasured to the functional currency of the entity at historical exchange rates while monetary assets and liabilities are remeasured to the functional currency of the entity at current exchange rates. Foreign currency exchange gains or losses from remeasurement are included in the caption "Foreign currency exchange gains (losses), net" on our consolidated statements of operations together with gains or losses on our undesignated foreign currency hedges.

Derivative Financial Instruments. Derivative financial instruments are recorded on our consolidated statements of financial position as either an asset or liability measured at its fair value as of the reporting date. Our derivative financial instruments consist primarily of foreign exchange forward and option contracts. We designate certain derivative instruments as accounting hedges when the relationship is formally documented and the hedge is expected to be highly effective in achieving offsetting changes in the fair value of or cash flows of the hedged item. Changes in our derivatives' fair values are recognized in net income unless specific hedge accounting and documentation criteria are met (i.e., the instruments are designated and accounted for as hedges). For derivative instruments designated as cash flow hedges, the entire change in fair value of the hedging instrument is recorded in the caption "Accumulated other comprehensive income (loss)" in the consolidated statements of financial position. Upon occurrence of the hedged transaction, the gains and losses on the derivative are recognized in net income. The cash flow impacts of all derivative activities are reflected as cash flows from operating activities.

Defined Benefit Plans. The funded status of the defined benefit plans, which is measured as the difference between the projected benefit obligation and the fair value of plan assets, is recognized on the consolidated statement of financial position. The projected benefit obligation is measured annually using actuarial valuation. Net periodic benefit cost includes service cost, interest cost, expected return on plan assets, and amortization of gains and losses and prior service costs. Gains and losses and prior service costs are initially recognized as a component of other comprehensive income and subsequently amortized and recognized as a component of net periodic benefit cost applying the requirements of applicable accounting guidance. Assumptions used in measuring the benefit obligation and net periodic benefit cost, such as discount rates and expected return on plan assets, are reviewed annually and updated as needed.

Income Taxes. We provide for income taxes utilizing the asset and liability method of accounting. Under this method, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each balance sheet date, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. If it is determined that it is more likely than not that future tax benefits associated with a deferred income tax asset will not be realized, a valuation allowance is provided. The effect of a change in tax rates on deferred income tax assets and liabilities is recognized in the provision for income taxes in the period that includes the enactment date.

Our provision for income taxes also includes the impact of reserves established for uncertain income tax positions, as well as the related interest, which may require us to apply judgment to complex issues and may require an extended period of time to resolve. We apply a "more likely than not" threshold when assessing the need for a reserve for an uncertain tax position, which involves significant judgment. Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final outcome of these matters will not differ from our recorded amounts. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the expiration of the applicable statute of limitations. Additionally, we have tax positions that we believe are more likely than not to be realized and for which we have therefore not established a reserve. To the extent that the final outcome of these matters differs from the amounts recorded, such differences may materially impact, positively or negatively, the provision for income taxes in the period in which such determination is made. Interest and penalties related to uncertain tax positions are recognized in the provision for income taxes.

Earnings Per Share. Basic EPS is computed by dividing earnings available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS, computed using the treasury stock method, includes all potential dilutive common stock in the weighted average shares outstanding. We excluded less than 1 million of anti-dilutive shares in each of 2025, 2024 and 2023 from our diluted EPS calculation. We include PSUs in the dilutive common shares when they become contingently issuable per the authoritative guidance and exclude them when they are not contingently issuable.

Restructuring Charges. Restructuring charges principally consist of severance and related separation costs, facility exit costs, third party and other costs necessary to the restructuring program. The Company accrues for severance and other related separation costs when it is probable that termination benefits will be paid and the amount is reasonably estimable. Recognition of employee severance and other separation costs is also dependent on requirements established by severance policy, statutory laws, or historical experience. Facility exit costs generally reflect the accelerated lease expense for right-of-use assets, expected lease termination costs, and asset impairments in connection with closure of certain sites, net of gains on exit-related disposals. Third party and other costs include certain non-facility related asset impairments and professional services fees directly related to the restructuring program.

Restructuring costs are recorded in "Restructuring charges" in the consolidated statements of operations. The restructuring liability related to accrued employee separation costs is included in "Accrued expenses and other current liabilities" in the consolidated statements of financial position.

Recently Adopted Accounting Pronouncements

Date Issued and Topic	Date Adopted and Method	Description	Impact
December 2023 Income Taxes (Topic 740): Improvements to Income Tax Disclosures	Annual period starting in 2025 Prospective basis	The standard requires enhanced income tax disclosures primarily related to the income tax rate reconciliation and income taxes paid information.	See Note 10 for disclosures that reflect the adoption of this standard.

New Accounting Pronouncements

Date Issued and Topic	Effective Date	Description	Impact
November 2024 Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40)	Annual period starting in 2027 and interim periods starting in 2028 Prospective basis	The standard is intended to improve financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods.	We are currently evaluating the impact on our disclosures.
July 2025 Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets	Annual reporting periods starting in 2026, and interim reporting periods within those annual reporting periods Prospective basis	The standard is intended to simplify the measurement of credit losses for accounts receivable and contract assets by providing a practical expedient that allows an entity to assume that current conditions as of the balance sheet date do not change for the remaining life of the asset.	We are currently evaluating the impact of applying the practical expedient.
September 2025 Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software	Annual reporting periods starting in 2028, and interim reporting periods within those annual reporting periods Prospective basis	The standard is intended to modernize the internal-use software guidance, making it easier to apply to various software development methods.	We are currently evaluating the impact on our internal use software capitalization policy.
December 2025 Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities	Annual reporting periods starting in 2029, and interim reporting periods within those annual reporting periods Prospective basis	The standard provides authoritative guidance for business entities receiving government grants, establishing rules for their recognition, measurement, presentation, and disclosure.	We are currently evaluating the impact, and we do not expect the standard to have a significant impact on our financial statements.

Date Issued and Topic	Effective Date	Description	Impact
December 2025 Interim Reporting (Topic 270): Narrow-Scope Improvements	Interim reporting periods within annual reporting periods starting in 2028 Prospective basis	The standard clarifies the applicability of Topic 270, provides a comprehensive list of interim disclosures, and includes a disclosure principle that requires entities to disclose events since the end of the last annual reporting period that have a material impact on the entity.	We are currently evaluating the impact on our interim disclosures.

Note 2 — Revenues and Trade Accounts Receivable

Disaggregation of Revenues

The tables below present disaggregated revenues from contracts with clients by client location, service line and contract type for each of our reportable business segments. We believe this disaggregation best depicts how the nature, amount, timing and uncertainty of revenues and cash flows are affected by industry, market and other economic factors. Our consulting and technology services include consulting, application development, systems integration, quality engineering and assurance services as well as software solutions and related services while our outsourcing services include application maintenance, infrastructure and security as well as business process services. Revenues are attributed to geographic regions based upon client location, which is the client's billing address. Substantially all revenues in the North America region relate to clients in the United States.

		Year Ended December 31, 2025								
(in millions)		HS		FS		P&R		CMT		Total
Revenues										
Geography:										
North America	$	5,311	$	4,380	$	3,728	$	2,361	$	15,780
United Kingdom		214		643		584		481		1,922
Continental Europe		667		640		650		133		2,090
Europe - Total		881		1,283		1,234		614		4,012
Rest of World		155		510		323		328		1,316
Total	$	6,347	$	6,173	$	5,285	$	3,303	$	21,108
Service line:										
Consulting and technology services	$	3,651	$	4,365	$	3,697	$	1,820	$	13,533
Outsourcing services		2,696		1,808		1,588		1,483		7,575
Total	$	6,347	$	6,173	$	5,285	$	3,303	$	21,108
Type of contract:										
Time and materials	$	1,978	$	3,161	$	2,239	$	1,771	$	9,149
Fixed-price		3,149		2,811		2,685		1,365		10,010
Transaction or volume-based		1,220		201		361		167		1,949
Total	$	6,347	$	6,173	$	5,285	$	3,303	$	21,108

	Year Ended December 31, 2024				
(in millions)	HS	FS	P&R	CMT	Total
Revenues					
Geography:					
North America	$ 5,072	$ 4,075	$ 3,272	$ 2,279	$ 14,698
United Kingdom	186	572	558	511	1,827
Continental Europe	559	613	605	155	1,932
Europe - Total	745	1,185	1,163	666	3,759
Rest of World	115	493	347	324	1,279
Total	$ 5,932	$ 5,753	$ 4,782	$ 3,269	$ 19,736
Service line:					
Consulting and technology services	$ 3,456	$ 4,022	$ 3,193	$ 1,821	$ 12,492
Outsourcing services	2,476	1,731	1,589	1,448	7,244
Total	$ 5,932	$ 5,753	$ 4,782	$ 3,269	$ 19,736
Type of contract:					
Time and materials	$ 1,968	$ 3,188	$ 1,995	$ 1,775	$ 8,926
Fixed-price	2,878	2,384	2,442	1,324	9,028
Transaction or volume-based	1,086	181	345	170	1,782
Total	$ 5,932	$ 5,753	$ 4,782	$ 3,269	$ 19,736

	Year Ended December 31, 2023				
(in millions)	HS	FS	P&R	CMT	Total
Revenues					
Geography:					
North America	$ 4,865	$ 4,091	$ 3,102	$ 2,205	$ 14,263
United Kingdom	167	613	534	571	1,885
Continental Europe	533	605	612	159	1,909
Europe - Total	700	1,218	1,146	730	3,794
Rest of World	109	500	380	307	1,296
Total	$ 5,674	$ 5,809	$ 4,628	$ 3,242	$ 19,353
Service line:					
Consulting and technology services	$ 3,238	$ 3,965	$ 3,010	$ 1,751	$ 11,964
Outsourcing services	2,436	1,844	1,618	1,491	7,389
Total	$ 5,674	$ 5,809	$ 4,628	$ 3,242	$ 19,353
Type of contract:					
Time and materials	$ 2,004	$ 3,215	$ 1,837	$ 1,832	$ 8,888
Fixed-price	2,600	2,369	2,435	1,260	8,664
Transaction or volume-based	1,070	225	356	150	1,801
Total	$ 5,674	$ 5,809	$ 4,628	$ 3,242	$ 19,353

Costs to Fulfill

The following table shows significant movements in the capitalized costs to fulfill:

(in millions)		2025		2024
Beginning balance	$	209	$	245
Costs capitalized		42		55
Amortization expense		(78)		(89)
Impairment charges		(12)		(2)
Ending balance	$	161	$	209

Costs to obtain contracts were immaterial for the periods disclosed.

Contract Balances

The table below shows significant movements in contract assets (current and noncurrent):

(in millions)		2025		2024
Beginning balance	$	386	$	316
Revenues recognized during the period but not billed		451		358
Amounts reclassified to trade accounts receivable		(371)		(288)
Ending balance	$	466	$	386

The table below shows significant movements in the deferred revenue balances (current and noncurrent):

(in millions)		2025		2024
Beginning balance	$	480	$	427
Amounts billed but not recognized as revenues		474		421
Revenues recognized related to the beginning balance of deferred revenue		(416)		(380)
Amounts acquired in business combinations		—		12
Ending balance	$	538	$	480

Revenues recognized during the year ended December 31, 2025 for performance obligations satisfied or partially satisfied in previous periods were immaterial.

Remaining Performance Obligations

As of December 31, 2025, the aggregate amount of transaction price allocated to remaining performance obligations, was $6,279 million, of which approximately 35% is expected to be recognized as revenues within 1 year, approximately 55% is expected to be recognized as revenues within 2 years and approximately 95% is expected to be recognized as revenues within 5 years. Disclosure is not required for performance obligations that meet any of the following criteria:

(1) contracts with a duration of one year or less as determined under ASC Topic 606: "Revenue from Contracts with Customers,"

(2) contracts for which we recognize revenues based on the right to invoice for services performed,

(3) variable consideration allocated entirely to a wholly unsatisfied performance obligation or to a wholly unsatisfied promise to transfer a distinct good or service that forms part of a single performance obligation in accordance with ASC 606-10-25-14(b), for which the criteria in ASC 606-10-32-40 have been met, or

(4) variable consideration in the form of a sales-based or usage-based royalty promised in exchange for a license of intellectual property.

Many of our performance obligations meet one or more of these exemptions and therefore are not included in the remaining performance obligation amount disclosed above.

Trade Accounts Receivable and Allowance for Credit Losses

The following table presents the activity in the allowance for credit losses for trade accounts receivable:

(in millions)	2025	2024	2023
Beginning balance	$ 26	$ 32	$ 43
Credit loss expense [1]	11	12	12
Write-offs charged against the allowance	(14)	(18)	(23)
Ending balance	$ 23	$ 26	$ 32

(1) Reported in "Selling, general and administrative expenses" in our consolidated statements of operations.

Note 3 — Business Combinations

On January 1, 2026, we acquired 100% ownership in 3Cloud, one of the largest independent Microsoft Azure services providers and a global leader in Azure-dedicated AI enablement solutions and products. On December 31, 2025, we placed cash consideration of $733 million in escrow, which was deemed to be restricted cash and included in "Other noncurrent assets" in our consolidated statement of financial position. See Note 18.

There were no acquisitions completed during the year ended December 31, 2025. Acquisitions completed during each of the years ended December 31, 2024 and 2023 were not individually or in the aggregate material to our operations. Accordingly, pro forma results have not been presented. The primary items that generated goodwill are the acquired assembled workforces and synergies between the acquired companies and us, neither of which qualify as an identifiable intangible asset.

2024

On January 22, 2024, through the execution of a share purchase agreement, we acquired 100% ownership in Thirdera, an Elite ServiceNow Partner specializing in advisory, implementation and optimization solutions related to the ServiceNow platform.

On August 26, 2024, through the execution of a merger agreement, we acquired 100% ownership in Belcan, a leading global supplier of engineering research & development services for the commercial aerospace, defense, space, marine and industrial verticals. We paid $1,195 million in cash, net of cash acquired, and issued 1,470,589 shares of our Class A common stock, valued at $113 million, in connection with our acquisition of Belcan.

The allocations of purchase price to the fair value of the aggregate assets acquired and liabilities assumed were as follows:

(in millions)	Thirdera	Belcan	Total	Weighted Average Useful Life
Cash	$ 8	$ 55	$ 63	
Trade accounts receivable	21	173	194	
Other current assets	11	22	33	
Property and equipment and other noncurrent assets	2	22	24	
Operating lease assets	—	55	55	
Non-deductible goodwill	180	614	794	
Tax-deductible goodwill	164	—	164	
Customer relationship assets	73	539	612	11.0 years
Other definite-lived intangible assets	1	—	1	1.0 years
Indefinite-lived intangible assets	—	45	45	
Operating lease liabilities, current	—	(8)	(8)	
Other current liabilities	(29)	(72)	(101)	
Deferred income tax liabilities, net	(3)	(34)	(37)	
Operating lease liabilities, noncurrent	—	(48)	(48)	
Purchase price	$ 428	$ 1,363	$ 1,791	

For the year ended December 31, 2024, revenues from acquisitions completed in 2024, since the dates of acquisition, were $384 million.

2023

In 2023, we acquired 100% ownership in each of the following:

- Certain net assets of OneSource Virtual, the professional and application management services business of OneSource Virtual, Inc. and OneSource Virtual (UK) Ltd., a leading provider of Workday services, solutions and products, acquired to complement our existing finance and human resources advisory implementation services related to Workday (acquired January 1, 2023), and

- Mobica, an IoT software engineering services provider, acquired to expand our IoT embedded software engineering capabilities (acquired March 10, 2023).

The allocations of purchase price to the fair value of the aggregate assets acquired and liabilities assumed were as follows:

(in millions)	OneSource Virtual	Mobica	Total	Weighted Average Useful Life
Cash	$ —	$ 20	$ 20	
Trade accounts receivable	—	10	10	
Other current assets	4	8	12	
Property and equipment and other assets	1	6	7	
Non-deductible goodwill	18	202	220	
Tax-deductible goodwill	88	—	88	
Customer relationship assets	11	120	131	10.9 years
Current liabilities	(18)	(9)	(27)	
Noncurrent liabilities	(1)	(32)	(33)	
Purchase price	$ 103	$ 325	$ 428	

For the year ended December 31, 2023, revenues from acquisitions completed in 2023, since the dates of acquisition, were $130 million.

Note 4 — Restructuring Charges

At the end of 2024, we completed our NextGen program. We did not incur any costs related to the NextGen program during 2025.

The total costs related to our NextGen program are reported in "Restructuring charges" in our consolidated statements of operations. We do not allocate these charges to individual segments in internal management reports used by the CODM. Accordingly, such expenses are separately disclosed in our segment reporting as "unallocated costs." See Note 17. The costs related to our NextGen program were as follows for the years ended December 31:

(in millions)	2024	2023
Employee separation costs	$ 85	$ 115
Facility exit costs [1]	36	108
Third party and other costs [2]	13	6
Total restructuring charges	$ 134	$ 229

---

(1)   For the year ended December 31, 2024, facility exit costs include lease restructuring of $23 million and accelerated depreciation charges of $13 million. For the year ended December 31, 2023, facility exit costs include lease restructuring of $71 million, accelerated depreciation charges of $36 million and impairment of long-lived assets of $1 million.

(2)   Third party and other costs include certain non-facility related asset impairments and professional services fees directly related to the NextGen program.

Changes in our accrued employee separation costs included in "Accrued expenses and other current liabilities" in our consolidated statements of financial position are presented in the table below for the years ended December 31:

(in millions)	2025		2024	
Beginning balance	$	35	$	42
Employee separation costs accrued		—		85
Payments made		(35)		(92)
Ending balance	$	—	$	35

Note 5 — Property and Equipment, net

Property and equipment were as follows as of December 31:

	Estimated Useful Life	2025		2024	
	(in years)	(in millions)			
Buildings	30	$	719	$	736
Computer equipment	3 – 5		865		811
Computer software	3 – 8		1,123		1,024
Furniture and equipment	5 – 9		745		716
Land			6		6
Capital work-in-progress			98		115
Leasehold improvements	Shorter of the lease term or the life of the asset		373		373
Sub-total			3,929		3,781
Accumulated depreciation and amortization			(2,996)		(2,787)
Property and equipment, net		$	933	$	994

Depreciation and amortization expense related to property and equipment was $332 million, $354 million and $390 million for the years ended December 31, 2025, 2024 and 2023, respectively. For the years ended December 31, 2024 and 2023, $13 million and $36 million, respectively, of our depreciation and amortization expense was reported in "Restructuring charges". There were no restructuring charges during the year ended December 31, 2025. During the three months ended March 31, 2025, we sold an office complex in India for proceeds of $70 million and recorded a gain on the transaction of $62 million, which was reported in "(Gain) on sale of property and equipment" on our consolidated statement of operations. As of December 31, 2024, the physical assets held for sale related to this office complex were reported in "Other current assets".

The gross amount of property and equipment recorded under finance leases was $33 million and $30 million as of December 31, 2025 and 2024, respectively. Accumulated amortization for our ROU finance lease assets was $23 million and $16 million as of December 31, 2025 and 2024, respectively. Amortization expense related to our ROU finance lease assets was $5 million, $5 million and $4 million for the years ended December 31, 2025, 2024 and 2023, respectively.

The gross amount of property and equipment recorded for software to be sold, leased or marketed reported in the caption "Computer software" above was $377 million and $338 million as of December 31, 2025 and 2024, respectively. Accumulated amortization for software to be sold, leased or marketed was $252 million and $210 million as of December 31, 2025 and 2024, respectively. Amortization expense for software to be sold, leased or marketed recorded as property and equipment was $43 million, $36 million, and $37 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Note 6 — Leases

The following table provides information on the components of our operating and finance leases included in our consolidated statement of financial position as of December 31:

Leases	Location on Statement of Financial Position	2025		2024	
Assets			**(in millions)**		
ROU operating lease assets	Operating lease assets, net	$	573	$	552
ROU finance lease assets	Property and equipment, net		10		14
	Total	$	583	$	566
Liabilities					
Current					
Operating lease	Operating lease liabilities	$	153	$	152
Finance lease	Accrued expenses and other current liabilities		10		8
Noncurrent					
Operating lease	Operating lease liabilities, noncurrent		423		420
Finance lease	Other noncurrent liabilities		12		15
	Total	$	598	$	595

For the years ended December 31, 2025, 2024 and 2023, our operating lease costs were $197 million, $216 million and $304 million, respectively, including variable lease costs of $19 million, $23 million and $21 million, respectively. Our short-term lease rental expense was $16 million, $11 million and $15 million for the years ended December 31, 2025, 2024 and 2023, respectively. Lease interest expense related to our finance leases for each of the years ended December 31, 2025, 2024 and 2023 was immaterial.

The following table provides information on the weighted average remaining lease term and weighted average discount rate for our operating leases as of December 31:

Operating Lease Term and Discount Rate	2025	2024
Weighted average remaining lease term	4.9 years	5.3 years
Weighted average discount rate	5.7 %	5.5 %

The following table provides supplemental cash flow and non-cash information related to our operating leases for the years ended December 31:

(in millions)	2025		2024		2023	
Cash paid for amounts included in the measurement of operating lease liabilities	$	192	$	251	$	240
ROU assets obtained in exchange for operating lease liabilities		160		123		86
Reduction of ROU assets and lease liabilities as a result of our NextGen program		—		(62)		(110)

Cash paid for amounts included in the measurement of finance lease liabilities and ROU assets obtained in exchange for finance lease liabilities were each immaterial for each of the years ended December 31, 2025, 2024 and 2023.

The following table provides the schedule of maturities of our operating lease liabilities and a reconciliation of the undiscounted cash flows to the operating lease liabilities recognized in the statement of financial position as of December 31:

(in millions)	2025	
2026	$	182
2027		150
2028		120
2029		83
2030		54
Thereafter		84
Total operating lease payments		673
Interest		(97)
Total operating lease liabilities	$	576

As of December 31, 2025, additional obligations related to operating leases whose lease term had yet to commence were immaterial.

Note 7 — Goodwill and Intangible Assets, net

Changes in goodwill by our reportable business segments were as follows for the years ended December 31, 2025 and 2024:

(in millions)	January 1, 2025	Goodwill Additions	Foreign Currency Translation Adjustments	December 31, 2025
Health Sciences	$ 2,895	$ —	$ 20	$ 2,915
Financial Services	1,129	—	48	1,177
Products and Resources	1,884	—	50	1,934
Communications, Media and Technology	1,045	—	35	1,080
Total goodwill	$ 6,953	$ —	$ 153	$ 7,106

(in millions)	January 1, 2024	Goodwill Additions and Adjustments	Foreign Currency Translation Adjustments	December 31, 2024
Health Sciences	$ 2,840	$ 68	$ (13)	$ 2,895
Financial Services	1,109	48	(28)	1,129
Products and Resources	1,217	698	(31)	1,884
Communications, Media and Technology	919	144	(18)	1,045
Total goodwill	$ 6,085	$ 958	$ (90)	$ 6,953

Based on our most recent goodwill impairment assessment performed as of October 31, 2025, we concluded that the goodwill in each of our reporting units was not at risk of impairment. We have not recognized any impairment losses on our goodwill.

Components of intangible assets were as follows as of December 31:

(in millions)	2025 Gross Carrying Amount	2025 Accumulated Amortization	2025 Net Carrying Amount	2024 Gross Carrying Amount	2024 Accumulated Amortization	2024 Net Carrying Amount
Customer relationships	$ 2,593	$ (1,310)	$ 1,283	$ 2,534	$ (1,068)	$ 1,466
Developed technology	394	(386)	8	384	(379)	5
Indefinite lived trademarks	116	—	116	116	—	116
Finite lived trademarks and other	84	(74)	10	81	(69)	12
Total intangible assets	$ 3,187	$ (1,770)	$ 1,417	$ 3,115	$ (1,516)	$ 1,599

Other than certain trademarks with indefinite lives, our intangible assets have finite lives and, as such, are subject to amortization. Amortization of intangible assets totaled $218 million, $188 million and $165 million for the years ended December 31, 2025, 2024 and 2023, respectively.

The following table provides the estimated amortization expense related to our existing intangible assets for the next five years.

(in millions)	Estimated Amortization
2026	$ 217
2027	209
2028	187
2029	169
2030	144

Note 8 — Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities were as follows as of December 31:

(in millions)	2025	2024
Compensation and benefits	$ 1,490	$ 1,499
Customer volume and other incentives	317	247
Liabilities related to the resale of third-party products	242	154
Professional fees	193	171
Income taxes	18	100
Other	404	439
Total accrued expenses and other current liabilities	$ 2,664	$ 2,610

Note 9 — Debt

We have a Credit Agreement providing for a $650 million Term Loan and a $1,850 million unsecured revolving credit facility, which are each due to mature in October 2027. We are required under the Credit Agreement to make scheduled quarterly principal payments on the Term Loan. During the third quarter of 2024, we borrowed $600 million under our revolving credit facility to partially fund the acquisition of Belcan. We repaid $300 million during the fourth quarter of 2024 and the remaining $300 million during the first quarter of 2025.

The Credit Agreement requires interest to be paid, at our option, at either the Term Benchmark, Adjusted Daily Simple RFR or the ABR Rate (each as defined in the Credit Agreement), plus, in each case, an Applicable Margin (as defined in the Credit Agreement). Initially, the Applicable Margin is 0.875% with respect to Term Benchmark loans and RFR loans and 0.00% with respect to ABR loans. Subsequently, the Applicable Margin with respect to Term Benchmark loans and RFR loans will be determined quarterly and may range from 0.75% to 1.125%, depending on our public debt ratings or, if we have not received public debt ratings, from 0.875% to 1.125%, depending on our Leverage Ratio, which is the ratio of indebtedness for borrowed money to Consolidated EBITDA, as defined in the Credit Agreement. Since the issuance of the Term Loan, the Term Loan has been a Term Benchmark loan. The Credit Agreement contains customary affirmative and negative covenants as well as a financial covenant. The financial covenant is tested at the end of each fiscal quarter and requires us to maintain a Leverage Ratio not in excess of 3.50:1.00, or for a period of up to four quarters following certain material acquisitions, 3.75:1.00. We were in compliance with all debt covenants and representations of the Credit Agreement as of December 31, 2025.

Short-term Debt

As of each of December 31, 2025 and 2024, we had $33 million of short-term debt related to current maturities of our Term Loan, with a weighted average interest rate of 4.7% and 5.3%, respectively.

Long-term Debt

The following table summarizes the long-term debt balances as of December 31:

(in millions)	2025	2024
Notes outstanding under revolving credit facility	$ —	$ 300
Term Loan	577	610
Less:		
Current maturities - Term Loan	(33)	(33)
Unamortized deferred financing costs	(1)	(2)
Long-term debt, net of current maturities	$ 543	$ 875

The carrying value of our debt approximated its fair value as of each of December 31, 2025 and 2024.

The following represents the schedule of maturities of our Term Loan:

Year	Amounts (in millions)
2026	$ 33
2027	544
Total	$ 577

Note 10 — Income Taxes

Effective January 1, 2025, we adopted the new income tax disclosure standard (Income Taxes (Topic 740): Improvements to Income Tax Disclosures) on a prospective basis. Accordingly, the tables presenting our income tax provision and effective tax rate reconciliation will reflect the new standard for 2025, while the 2024 and 2023 disclosures will continue to follow the previous disclosure requirements.

Income before provision for income taxes shown below is based on the geographic location to which such income was attributed for years ended December 31:

(in millions)	2025	2024	2023
United States	$ 1,189	$ 906	$ 813
Foreign	2,290	2,032	1,974
Income before provision for income taxes	$ 3,479	$ 2,938	$ 2,787

The provision for income taxes consisted of the following components for the years ended December 31:

(in millions)	2025		2024	2023
Current:				
Federal	$ 216			
State	139	Federal and state	$ 426	$ 522
Foreign	576	Foreign	642	485
Total current provision	931		1,068	1,007
Deferred:				
Federal	302			
State	4	Federal and state	(229)	(354)
Foreign	21	Foreign	(126)	15
Total deferred income tax (benefit)	327		(355)	(339)
Total provision for income taxes	$ 1,258		$ 713	$ 668

We are involved in two separate ongoing disputes with the ITD in connection with previously disclosed share repurchase transactions undertaken by CTS India in 2013 and 2016 to repurchase shares from its shareholders (non-Indian Cognizant entities) valued at $523 million and $2.8 billion, respectively.

The 2016 transaction was undertaken pursuant to a plan approved by the High Court in Chennai, India, and resulted in the payment of $135 million in Indian income taxes - an amount we believe includes all the applicable taxes owed for this transaction under Indian law. In March 2018, the ITD asserted that it is owed an additional 33 billion Indian rupees ($367 million at the December 31, 2025 exchange rate) on the 2016 transaction. We deposited 5 billion Indian rupees, representing 15% of the disputed tax amount related to the 2016 transaction, with the ITD. Additionally, certain time deposits of CTS India were placed under lien in favor of the ITD, representing the remainder of the disputed tax amount.

In April 2020, we received a formal assessment from the ITD on the 2016 transaction, which is consistent with the ITD's previous assertions. Our appeal was ruled on unfavorably by the CITA in March 2022 and by the ITAT in September 2023. We filed an appeal against the order of the ITAT with the High Court. On January 8, 2024, the SCI ruled that, in order to proceed with the appeal, we must deposit 30 billion Indian rupees, representing the time deposits of CTS India under lien, on the condition that, if CTS India prevails at the High Court, the amount deposited will be returned to CTS India, along with interest accrued, within four weeks of the judgment. We made the required deposit in January 2024 and, in April 2024, the case commenced before the High Court.

As of December 31, 2025 and 2024, the deposit with the ITD was $384 million and $403 million, respectively at December 31, 2025 and 2024 exchange rates, respectively presented in "Other noncurrent assets". As of December 31, 2023, the deposits related to the ITD dispute were comprised of $355 million in deposits under lien presented in "Long-term investments" and $60 million on deposit with the ITD presented in "Other noncurrent assets". Of the $355 million in deposits under lien, $96 million were held in time deposits with a maturity of less than 30 days qualifying as cash equivalent instruments and thus were considered restricted cash equivalents as of December 31, 2023.

The dispute in relation to the 2013 share repurchase transaction is also in litigation. At this time, the ITD has not made specific demands with regards to the 2013 transaction.

We continue to believe we have paid all applicable taxes owed on both the 2016 and the 2013 transactions and we continue to defend our positions with respect to both matters. Accordingly, we have not recorded any reserves for these matters as of December 31, 2025.

The reconciliation between the U.S. federal statutory rate and our effective income tax rate were as follows for the years ended December 31:

(in millions)	2025	%
Tax expense, at U.S. federal statutory rate	$ 731	21.0
State and local income taxes (net of federal benefit)[1]	113	3.2
Foreign tax effects		
United Kingdom		
Statutory tax rate difference	49	1.4
India	86	2.5
Other foreign jurisdictions	17	0.5
Effect of changes in tax laws or rates enacted in the current period[2]	336	9.7
Effect of cross- border tax laws		
Foreign-derived intangible income (FDII)	(55)	(1.6)
Tax credits	(8)	(0.2)
Changes in valuation allowances	(2)	—
Nontaxable or nondeductible items	(3)	(0.1)
Changes in unrecognized tax benefits	(6)	(0.2)
Tax expense, at effective tax rate	$ 1,258	36.2

(1)   State taxes in New York (including local taxes in New York City) and Connecticut made up the majority (greater than 50 percent) of the tax effect in this category.

(2)   In July 2025, the OBBBA was enacted in the United States, which, among other provisions, repealed the requirement to capitalize U.S. R&E costs. As a result, we do not believe it is more likely than not that we will realize our deferred tax asset of $390 million related to R&E costs capitalized outside the United States. Of this $390 million, $336 million related to federal income tax while the remaining $54 million related to state and local income tax. These amounts would have otherwise been available to offset certain future U.S. taxes on our non-U.S. earnings, which, as a result of this repeal, we no longer project to be applicable to us. Therefore, in the third quarter of 2025, we recorded a one-time, non-cash income tax expense of $390 million.

(Dollars in millions)	2024	%	2023	%
Tax expense, at U.S. federal statutory rate	$ 617	21.0	$ 585	21.0
State and local income taxes, net of federal benefit	74	2.5	55	2.0
Rate differential on foreign earnings	104	3.5	95	3.4
Recognition of benefits related to uncertain tax positions	(15)	(0.5)	(33)	(1.2)
Credits and other incentives	(57)	(1.9)	(37)	(1.3)
Other	(10)	(0.3)	3	0.1
Total provision for income taxes	$ 713	24.3	$ 668	24.0

Income taxes paid, net of refunds for the year ended December 31, 2025 were as follows:

(in millions)		Amount
Income Taxes Paid		
U.S. federal	$	272
U.S. state & local		140
Foreign		
UK		246
India		226
Other jurisdictions		101
Cash paid during the period for income taxes	$	985

The significant components of deferred income tax assets and liabilities recorded on the consolidated statements of financial position were as follows as of December 31:

(in millions)		2025		2024
Deferred income tax assets:				
Net operating losses	$	45	$	50
Revenue recognition (including intercompany revenue)		422		51
Compensation and benefits		204		164
Credit carryforwards		18		11
Expenses not currently deductible		848		1,189
		1,537		1,465
Less: valuation allowance		(427)		(48)
Deferred income tax assets, net		1,110		1,417
Deferred income tax liabilities:				
Depreciation and amortization		295		298
Deferred costs		16		25
Deferred income tax liabilities		311		323
Net deferred income tax assets	$	799	$	1,094

At December 31, 2025, we had foreign and U.S. net operating loss carryforwards of approximately $119 million and $75 million, respectively. We have recorded valuation allowances on certain net operating loss carryforwards.

We conduct business globally and file income tax returns in the United States, including federal and state, as well as various foreign jurisdictions. Tax years that remain subject to examination by the IRS are 2019 and onward, and years that remain subject to examination by state authorities vary by state. Years under examination by foreign tax authorities are 2003 and onward. In addition, transactions between our affiliated entities are arranged in accordance with applicable transfer pricing laws, regulations and relevant guidelines. As a result, and due to the interpretive nature of certain aspects of these laws and guidelines, we have pending applications for APAs before the taxing authorities in some of our most significant jurisdictions.

Changes in unrecognized income tax benefits were as follows for the years ended December 31:

(in millions)		2025		2024		2023
Balance, beginning of year	$	319	$	260	$	269
Additions based on tax positions related to the current year		37		15		31
Additions for tax positions of prior years		147		65		22
Reductions for tax positions due to lapse of statutes of limitations		(5)		(15)		(15)
Reductions for tax positions related to prior years		(3)		(6)		(33)
Settlements		(8)		—		(14)
Balance, end of year	$	487	$	319	$	260

The total amount of accrued net interest and penalties was $51 million and $35 million as of December 31, 2025 and 2024, respectively, and related to U.S. and foreign tax matters. The total amount of net interest and penalties recorded in the provision for income taxes in each of 2025, 2024 and 2023 was immaterial.

Note 11 — Derivative Financial Instruments

In the normal course of business, we use foreign exchange forward and option contracts to manage foreign currency exchange rate risk. Derivatives may give rise to credit risk from the possible non-performance by counterparties. Credit risk is limited to the fair value of those contracts that are favorable to us. We have limited our credit risk by limiting the amount of credit exposure with any one financial institution and conducting ongoing evaluation of the creditworthiness of the financial institutions with which we do business. In addition, all the assets and liabilities related to the foreign exchange derivative contracts set forth in the table below are subject to master netting arrangements, such as the International Swaps and Derivatives Association Master Agreement, with each individual counterparty. These master netting arrangements generally provide for net settlement of all outstanding contracts with the counterparty in the case of an event of default or a termination event. We have presented all the assets and liabilities related to the foreign exchange derivative contracts, as applicable, on a gross basis, with no offsets, in our consolidated statements of financial position. There is no financial collateral (including cash collateral) posted or received by us related to the foreign exchange derivative contracts.

The following table provides information on the location and fair values of derivative financial instruments included in our consolidated statements of financial position as of December 31:

(in millions)		2025		2024	
Designation of Derivatives	Location on Statement of Financial Position	Assets	Liabilities	Assets	Liabilities
Foreign exchange forward and option contracts – Designated as cash flow hedging instruments	Other current assets	$ 1	$ —	$ 1	$ —
	Accrued expenses and other current liabilities	—	63	—	22
	Other noncurrent liabilities	—	22	—	13
	Total	1	85	1	35
Foreign exchange forward contracts - Not designated as hedging instruments	Other current assets	2	—	1	—
	Accrued expenses and other current liabilities	—	1	—	2
	Total	2	1	1	2
Total		$ 3	$ 86	$ 2	$ 37

Cash Flow Hedges

We have entered and continue to enter into a series of foreign exchange derivative contracts that are designated as cash flow hedges of Indian rupee denominated payments in India. These contracts are intended to partially offset the impact of movement of the Indian rupee against the U.S. dollar on future operating costs and are scheduled to mature each month during 2026 and 2027. The changes in fair value of these contracts are initially reported in "Accumulated other comprehensive income (loss)" in our consolidated statements of financial position and are subsequently reclassified to earnings within "Cost of revenues" and "Selling, general and administrative expenses" in our consolidated statements of operations in the same period that the forecasted Indian rupee denominated payments are recorded in earnings. As of December 31, 2025, we estimate that $47 million, net of tax, of net losses related to derivatives designated as cash flow hedges reported in "Accumulated other comprehensive income (loss)" in our consolidated statements of financial position is expected to be reclassified into earnings within the next 12 months.

The notional value of the outstanding contracts by year of maturity was as follows as of December 31:

(in millions)	2025		2024	
2025	$	—	$	2,010
2026		2,290		920
2027		1,020		—
Total notional value of contracts outstanding	$	3,310	$	2,930

The activity related to the change in net unrealized gains and losses on the cash flow hedges included in "Accumulated other comprehensive income (loss)" in our consolidated statements of stockholders' equity is presented in Note 13.

Other Derivatives

We use foreign exchange forward contracts to provide an economic hedge against balance sheet exposures to certain monetary assets and liabilities denominated in currencies other than the functional currency of our foreign subsidiaries. We entered into foreign exchange forward contracts that are scheduled to mature in the first quarter of 2026. Realized gains or losses and changes in the estimated fair value of these derivative financial instruments are recorded in the caption "Foreign currency exchange gains (losses), net" in our consolidated statements of operations.

Additional information related to the outstanding foreign exchange forward contracts not designated as hedging instruments was as follows as of December 31:

(in millions)	2025		2024	
	Notional	Fair Value	Notional	Fair Value
Contracts outstanding	$ 748	$ 1	$ 489	$ (1)

The following table provides information on the location and amounts of realized and unrealized pre-tax gains and losses on the other derivative financial instruments for the year ended December 31:

(in millions)	Location of Net Gains on Derivative Instruments	Amount of Net Gains on Derivative Instruments	
		2025	2024
Foreign exchange forward contracts - Not designated as hedging instruments	Foreign currency exchange gains, net	$ 3	$ 10

Note 12 — Fair Value Measurements

We measure our cash equivalents, certain investments, contingent consideration liabilities and foreign exchange forward contracts at fair value. Fair value is the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity's pricing based upon their own market assumptions.

The fair value hierarchy consists of the following three levels:

- Level 1 – Inputs are quoted prices in active markets for identical assets or liabilities.
- Level 2 – Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.
- Level 3 – Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

The following table summarizes the financial assets and (liabilities) measured at fair value on a recurring basis as of December 31, 2025:

(in millions)	Level 1	Level 2	Level 3	Total
Cash equivalents:				
Money market funds	$ 24	$ —	$ —	$ 24
Time deposits	—	183	—	183
Short-term investments:				
Time deposits	—	1	—	1
Equity investment security	12	—	—	12
Other current assets:				
Foreign exchange forward contracts	—	3	—	3
Accrued expenses and other current liabilities:				
Foreign exchange forward contracts	—	(64)	—	(64)
Other noncurrent liabilities:				
Foreign exchange forward contracts	—	(22)	—	(22)

The following table summarizes the financial assets and (liabilities) measured at fair value on a recurring basis as of December 31, 2024:

(in millions)	Level 1	Level 2	Level 3	Total
Cash equivalents:				
Money market funds	$ 40	$ —	$ —	$ 40
Time deposits	—	991	—	991
Short-term investments:				
Time deposits	—	1	—	1
Equity investment security	11	—	—	11
Other current assets:				
Foreign exchange forward contracts	—	2	—	2
Accrued expenses and other current liabilities:				
Foreign exchange forward contracts	—	(24)	—	(24)
Other noncurrent liabilities:				
Foreign exchange forward contracts	—	(13)	—	(13)

During the three months ended March 31, 2024, we made $30 million of payments related to Level 3 contingent consideration liabilities, which reduced the balance of these liabilities to zero. We did not have any Level 3 contingent consideration liabilities during 2025.

We measure the fair value of money market funds based on quoted prices in active markets for identical assets and measure the fair value of our equity investment security based on the published daily net asset value at which investors can freely subscribe to or redeem from the fund. Our equity investment security is a U.S. dollar denominated investment in a fixed income mutual fund. The carrying value of the time deposits approximated fair value as of December 31, 2025 and 2024.

We estimate the fair value of each foreign exchange forward contract by using a present value of expected cash flows model. This model calculates the difference between the current market forward price and the contracted forward price for each foreign exchange forward contract and applies the difference in the rates to each outstanding contract. The market forward rates include a discount and credit risk factor.

During the years ended December 31, 2025, 2024 and 2023 there were no transfers among Level 1, Level 2 or Level 3 financial assets and liabilities.

Note 13 — Accumulated Other Comprehensive Income (Loss)

Changes in "Accumulated other comprehensive income (loss)" by component were as follows for the year ended December 31, 2025:

(in millions)	Before Tax Amount		Tax Effect		Net of Tax Amount	
Foreign currency translation adjustments:						
Beginning balance	$	(261)	$	7	$	(254)
Change in foreign currency translation adjustments		272		(6)		266
Ending balance	$	11	$	1	$	12
Unrealized (losses) on cash flow hedges:						
Beginning balance	$	(34)	$	9	$	(25)
Unrealized (losses) arising during the period		(85)		21		(64)
Reclassifications of net losses to:						
Cost of revenues		32		(8)		24
SG&A expenses		3		(1)		2
Net change		(50)		12		(38)
Ending balance	$	(84)	$	21	$	(63)
Changes in net defined benefit obligations:						
Beginning balance	$	(20)	$	3	$	(17)
Prior service costs[1] and gains and losses, net of amortization		(129)		37		(92)
Ending balance	$	(149)	$	40	$	(109)
Accumulated other comprehensive income (loss):						
Beginning balance	$	(315)	$	19	$	(296)
Other comprehensive income (loss)		93		43		136
Ending balance	$	(222)	$	62	$	(160)

---

(1)   See Note 15.

Changes in "Accumulated other comprehensive income (loss)" by component were as follows for the years ended December 31, 2024 and 2023:

(in millions)	2024 Before Tax Amount	2024 Tax Effect	2024 Net of Tax Amount	2023 Before Tax Amount	2023 Tax Effect	2023 Net of Tax Amount
Foreign currency translation adjustments:						
Beginning balance	$ (109)	$ 5	$ (104)	$ (256)	$ 8	$ (248)
Change in foreign currency translation adjustments	(152)	2	(150)	147	(3)	144
Ending balance	$ (261)	$ 7	$ (254)	$ (109)	$ 5	$ (104)
Unrealized gains (losses) on cash flow hedges:						
Beginning balance	$ 13	$ (3)	$ 10	$ (68)	$ 17	$ (51)
Unrealized (losses) gains arising during the period	(35)	9	(26)	55	(14)	41
Reclassifications of net (gains) losses to:						
Cost of revenues	(11)	3	(8)	23	(5)	18
SG&A expenses	(1)	—	(1)	3	(1)	2
Net change	(47)	12	(35)	81	(20)	61
Ending balance	$ (34)	$ 9	$ (25)	$ 13	$ (3)	$ 10
Losses on defined benefit plans:						
Beginning balance	$ —	$ —	$ —	$ —	$ —	$ —
Losses on defined benefit plans	(20)	3	(17)	—	—	—
Ending balance	$ (20)	$ 3	$ (17)	$ —	$ —	$ —
Accumulated other comprehensive income (loss):						
Beginning balance	$ (96)	$ 2	$ (94)	$ (324)	$ 25	$ (299)
Other comprehensive income (loss)	(219)	17	(202)	228	(23)	205
Ending balance	$ (315)	$ 19	$ (296)	$ (96)	$ 2	$ (94)

Note 14 — Commitments and Contingencies

We are involved in various claims and legal proceedings arising in the ordinary course of business. We accrue a liability when a loss is considered probable and the amount can be reasonably estimated. When a material loss contingency is reasonably possible but not probable, we do not record a liability, but instead disclose the nature and the amount of the claim, and an estimate of the loss or range of loss, if such an estimate can be made. Legal fees are expensed as incurred. While we do not expect that the ultimate resolution of any existing claims and proceedings (other than the specific matters described below, if decided adversely), individually or in the aggregate, will have a material adverse effect on our financial position, an unfavorable outcome in some or all of these proceedings could have a material adverse impact on results of operations or cash flows for a particular period. This assessment is based on our current understanding of relevant facts and circumstances. As such, our view of these matters is subject to inherent uncertainties and may change in the future.

On January 15, 2015, Syntel sued TriZetto and Cognizant in the USDC-SDNY. Syntel's complaint alleged breach of contract against TriZetto, and tortious interference and misappropriation of trade secrets against Cognizant and TriZetto, stemming from Cognizant's hiring of certain former Syntel employees. Cognizant and TriZetto countersued on March 23, 2015, for breach of contract, misappropriation of trade secrets and tortious interference, based on Syntel's misuse of TriZetto confidential information and abandonment of contractual obligations. Cognizant and TriZetto subsequently added federal DTSA and copyright infringement claims for Syntel's misuse of TriZetto's proprietary technology. The parties' claims were narrowed by the court and the case was tried before a jury, which on October 27, 2020 returned a verdict in favor of Cognizant in the amount of $855 million, including $570 million in punitive damages. On April 20, 2021, the USDC-SDNY issued a post-trial order that, among other things, affirmed the jury's award of $285 million in actual damages, but reduced the award of punitive damages from $570 million to $285 million, thereby reducing the overall damages award from $855 million to

$570 million. The USDC-SDNY subsequently issued a final judgment consistent with the April 20th order. On May 26, 2021, Syntel filed a notice of appeal to the Second Circuit, and on June 3, 2021 the USDC-SDNY stayed execution of judgment pending appeal. On May 25, 2023, the Second Circuit issued an opinion affirming in part and vacating in part the judgment of the USDC-SDNY and remanding the case for further proceedings consistent with its opinion. The Second Circuit affirmed the judgment in all respects on liability but vacated the $570 million award that had been based on avoided development costs under the DTSA, and it remanded the case to the USDC-SDNY for further evaluation of damages. On June 23, 2023, the Second Circuit issued its mandate returning the case to the USDC-SDNY. On March 13, 2024, the USDC-SDNY issued a ruling that vacated the alternate compensatory damages awards that were within the scope of the Second Circuit's remand and awarded TriZetto and Cognizant approximately $15 million in attorney's fees. On October 23, 2024, the USDC-SDNY granted TriZetto and Cognizant's motion for a new trial on the amount of compensatory damages owed to TriZetto and Cognizant. On June 24, 2025, the parties proceeded to trial, and on June 30, 2025, the jury returned a verdict in favor of TriZetto and Cognizant, awarding $70 million in compensatory damages. Entry of judgment remains pending. Thereafter, we expect Syntel to appeal and thus we will not record any gain in our financial statements until it becomes realizable.

On February 28, 2019, a ruling of the SCI interpreting the India Defined Contribution Obligation altered historical understandings of the obligation, extending it to cover additional portions of the employee's income. As a result, the ongoing contributions of our affected employees and the Company were required to be increased. In the first quarter of 2019, we accrued $117 million with respect to prior periods, assuming retroactive application of the SCI's ruling, in "Selling, general and administrative expenses" in our consolidated statement of operations. There is significant uncertainty as to how the liability should be calculated as it is impacted by multiple variables, including the period of assessment, the application with respect to certain current and former employees and whether interest and penalties may be assessed. Since the ruling, a variety of trade associations and industry groups have advocated to the Indian government, highlighting the harm to the information technology sector, other industries and job growth in India that would result from a retroactive application of the ruling. No proceedings have been initiated by the Government in respect of a substantial portion of the claim in the seven years that have passed since the judgment was delivered. It is possible the Indian government will review the matter and there is a substantial question as to whether the Indian government will apply the SCI's ruling on a retroactive basis. As such, the ultimate amount of our obligation may be materially different from the amount accrued.

On October 31, 2016, November 15, 2016 and November 18, 2016, three putative shareholder derivative complaints were filed in New Jersey Superior Court, Bergen County, naming us, all of our then current directors and certain of our current and former officers at that time as defendants. These actions were consolidated in an order dated January 24, 2017. The complaints asserted claims for breach of fiduciary duty, corporate waste, unjust enrichment, abuse of control, mismanagement, and/or insider selling by defendants. On April 26, 2017, the New Jersey Superior Court deferred further proceedings by dismissing the consolidated putative shareholder derivative litigation without prejudice but permitting the parties to file a motion to vacate the dismissal in the future.

On February 22, 2017, April 7, 2017, May 10, 2017 and March 11, 2019, four additional putative shareholder derivative complaints were filed in the USDC-NJ, naming us and certain of our current and former directors and officers at that time as defendants. These actions were consolidated in an order dated May 14, 2019. On August 3, 2020, lead plaintiffs filed a consolidated amended complaint. The consolidated amended complaint asserted claims similar to those in the previously-filed putative shareholder derivative actions. On February 14, 2022, we and certain of our current and former directors and officers moved to dismiss the consolidated amended complaint. On September 27, 2022, the USDC-NJ granted those motions and dismissed the consolidated amended complaint in its entirety with prejudice. Plaintiffs filed a notice of appeal on October 27, 2022. On May 3, 2024, the Third Circuit affirmed the dismissal of the consolidated amended complaint.

On June 1, 2021, an eighth putative shareholder derivative complaint was filed in the USDC-NJ, naming us and certain of our current and former directors and officers at that time as defendants. The complaint asserts claims similar to those in the previously-filed putative shareholder derivative actions. On March 31, 2022, we and certain of our current and former directors and officers moved to dismiss the complaint. On November 30, 2022, the USDC-NJ denied without prejudice those motions. The USDC-NJ ordered the parties to conduct limited discovery related to the issue of whether our board of directors wrongfully refused the plaintiff's earlier litigation demand and, after the conclusion of such limited discovery, to file targeted motions for summary judgment on the issue of wrongful refusal. On July 25, 2025, we reached an agreement in principle to settle this lawsuit, which later was approved by our board of directors and the individual defendants. The amount of the settlement is expected to be immaterial to the Company's consolidated financial statements. On November 26, 2025, plaintiff filed an unopposed motion for preliminary approval of the settlement, which is awaiting the court's approval.

See Note 10 for information relating to the ITD Dispute.

On September 18, 2017, three former employees filed suit against Cognizant in the USDC-CDCA, alleging that they and similarly situated employees suffered disparate treatment on the basis of race in violation of 42 U.S.C. § 1981. Plaintiffs subsequently amended their complaint three times, adding a fourth former employee plaintiff and claims for both disparate treatment and disparate impact on the basis of race and national origin under Title VII and disparate treatment and disparate impact on the basis of race and national origin under Title VII. Plaintiffs filed the operative Third Amended Complaint-Corrected on January 19, 2021. Cognizant filed its answer on January 29, 2021.

On May 13, 2022, plaintiffs filed a motion requesting that the USDC-CDCA certify the case as a class action for two putative classes of plaintiffs consisting of: (1) all individuals who are not of South Asian race or Indian national origin who applied to Cognizant in the U.S. and were not hired since September 2013 (the "hiring class"); and (2) all individuals who are not of South Asian race or Indian national origin who have been terminated in the U.S. since September 2013 (the "terminations class"). Cognizant opposed. On October 27, 2022, the court denied certification for the hiring class and the terminations class. However, the court granted certification for a sub-set of the terminations class limited to approximately 2,300 former employees whose employment had been terminated from the "bench," a designation for employees who are not allocated to an active project. On November 10, 2022, Cognizant filed a petition with the Ninth Circuit requesting permission to appeal the class certification order as to the bench terminations class. The Ninth Circuit denied the petition on January 26, 2023.

From June 13, 2023 to June 26, 2023, the USDC-CDCA held a class action jury trial on the first phase of plaintiffs' Section 1981 claim and Title VII disparate treatment claim. The questions presented were whether Cognizant engaged in a pattern or practice of discrimination against non-South Asian and non-Indian employees with respect to bench terminations, and if so, whether punitive damages are available for class members who prevail on their claims. The jury deadlocked, and the court declared a mistrial.

The case proceeded to a retrial on September 24, 2024, and on October 4, 2024, the jury returned a verdict in favor of plaintiffs. On December 5, 2025, the USDC-CDCA awarded plaintiffs $16 million in interim attorneys' fees and costs; and separately found in plaintiffs' favor on their claim that Cognizant policies had a disparate impact on non-South Asian and non-Indian employees in view of the same evidence presented at the retrial. In addition to trials on certain non-class claims, the case will now proceed to the second phase to determine individualized liability and damages, if any, for each class member. As a result of the verdict, each non-South Asian and non-Indian class member who pursues claims in the second phase will be entitled to a rebuttable presumption that all termination decisions were discriminatory and to the possibility of recovering punitive damages if they prevail. We believe that class certification was improper, and that the second phase of the case will confirm that individualized issues should have precluded class certification. Cognizant will continue to vigorously defend itself and pursue all available appellate arguments concerning class certification, the September 24, 2024 trial, and related orders at the appropriate time. Because we cannot predict the number of individual plaintiffs who will proceed to the second phase, or the outcome of those cases, and in view of the appellate arguments regarding class certification, we are unable to reasonably estimate a possible loss or range of loss. We have not recorded any accruals related to the ultimate outcome of this matter.

Many of our engagements involve projects that are critical to the operations of our clients' business and provide benefits that are difficult to quantify. Any failure in a client's systems or our failure to meet our contractual obligations to our clients, including any breach involving a client's confidential information or sensitive data, or our obligations under applicable laws or regulations could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Although we attempt to contractually limit our liability for damages arising from negligent acts, errors, mistakes, or omissions in rendering our services, there can be no assurance that the limitations of liability set forth in our contracts will be enforceable in all instances or will otherwise protect us from liability for damages. Although we have general liability insurance coverage, including coverage for errors or omissions, we retain a significant portion of risk through our insurance deductibles and there can be no assurance that such coverage will cover all types of claims, continue to be available on reasonable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. The successful assertion of one or more large claims against us that exceed or are not covered by our insurance coverage or changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, results of operations, financial position and cash flows for a particular period.

In the normal course of business and in conjunction with certain client engagements, we have entered into contractual arrangements through which we may be obligated to indemnify clients or other parties with whom we conduct business with respect to certain matters. These arrangements can include provisions whereby we agree to hold the indemnified party and certain of their affiliated entities harmless with respect to third-party claims related to such matters as our breach of certain representations or covenants, our intellectual property infringement, our gross negligence or willful misconduct or certain other claims made against certain parties. Payments by us under any of these arrangements are generally conditioned on the client making a claim and providing us with full control over the defense and settlement of such claim. It is not possible to determine the maximum potential liability under these indemnification agreements due to the unique facts and circumstances involved in each particular agreement. Historically, we have not made material payments under these indemnification agreements and therefore they have not had a material impact on our operating results, financial position, or cash flows. However, if events arise requiring us to make payment for indemnification claims under our indemnification obligations in contracts we have entered, such payments could have a material adverse effect on our business, results of operations, financial position and cash flows for a particular period.

Note 15 — Employee Benefits

Defined Contribution Plans

We contribute to defined contribution plans, including 401(k) savings and supplemental retirement plans in the United States. Total expenses for our contributions to our U.S. plans were $124 million, $115 million and $117 million for the years ended December 31, 2025, 2024 and 2023, respectively.

In addition, we maintain employee benefit plans that cover substantially all India-based employees. The employees' provident fund, pension and family pension plans are statutorily defined contribution retirement benefit plans. Under the plans, employees contribute up to 12.0% of their eligible compensation, which is matched by an equal contribution by the Company. For these plans, we recognized a contribution expense of $152 million, $151 million and $149 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Outside of the United States and India, we incurred expenses of $125 million, $104 million and $107 million for the years ended December 31, 2025, 2024 and 2023, respectively, related to our contributions to defined contribution plans.

Defined Benefit Pension Plans

We offer defined benefit pension plans that are statutorily required and primarily cover employees in certain countries. Our primary plan is in Switzerland, which provides pension benefits based on a participant's contributions, the Company's matching contributions and a minimum pension guarantee. As of December 31, 2025 and 2024, the net liability recognized on the balance sheet for our pension plans was $55 million and $63 million, respectively. The net periodic pension costs recognized in the income statement for the years ended December 31, 2025, 2024 and 2023 were $13 million, $21 million, $16 million, respectively.

Other Defined Benefit Plans

We offer a gratuity plan in India that is a statutory defined benefit plan providing lump sum benefits to employees on separation or retirement. We maintain an employees' gratuity fund with a government-owned insurance corporation to fund a portion of the estimated obligation. As of December 31, 2025 and 2024, the amount accrued under the gratuity plan was $205 million and $80 million, respectively, which is net of fund assets of $250 million and $231 million, respectively. During the fourth quarter of 2025, the Labor Code reforms implemented by the Government of India caused our gratuity liability for prior services to increase by $147 million, which we recognized as a component of other comprehensive income. We recognized gratuity benefit expense of $10 million, $4 million and $56 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Note 16 — Stock-Based Compensation Plans

Our 2023 Incentive Plan provides for the issuance of a total of 25.0 million shares of Class A common stock to eligible employees, less (i) the number of shares granted under the 2017 Incentive Plan between March 24, 2023 and June 6, 2023, plus (ii) any shares subject to awards under the prior 2017 and 2009 Incentive Plans that are forfeited after June 6, 2023. The 2023 Incentive Plan does not affect any awards outstanding under the prior plans. The Purchase Plan provides for the issuance of up to 50.0 million shares of Class A common stock to eligible employees. As of December 31, 2025, we have 20.2 million and 9.8 million shares available for grant under the 2023 Incentive Plan and the Purchase Plan, respectively.

The allocation of total stock-based compensation expense between cost of revenues, selling, general and administrative expenses and restructuring charges as well as the related income tax benefit were as follows for the three years ended December 31:

(in millions)	2025	2024	2023
Cost of revenues	$ 26	$ 26	$ 30
SG&A expenses	155	150	153
Restructuring charges	—	(1)	(7)
Total stock-based compensation expense	$ 181	$ 175	$ 176
Income tax benefit	$ 37	$ 38	$ 34

Restricted Stock Units and Performance Stock Units

We granted RSUs that vest in quarterly or annual installments over periods of up to four years to employees, including our executive officers. A summary of the activity for RSUs granted under our stock-based compensation plans as of December 31, 2025 and changes during the year then ended is presented below:

	Number of Units (in millions)	Weighted Average Grant Date Fair Value (in dollars)
Unvested at January 1, 2025	2.8	$ 73.47
Granted	2.4	81.98
Vested	(2.1)	74.93
Forfeited	(0.4)	78.48
Unvested at December 31, 2025	2.7	$ 79.08

The total vesting date fair value of vested RSUs was $164 million, $172 million and $176 million for the years ended December 31, 2025, 2024 and 2023, respectively. The weighted-average grant date fair value of RSUs granted in 2025, 2024 and 2023 was $81.98, $77.66 and $65.95, respectively. As of December 31, 2025, $149 million of total remaining unrecognized stock-based compensation cost related to RSUs is expected to be recognized over the weighted-average remaining requisite service period of 1.5 years.

We granted PSUs that vest over periods up to four years to employees, including our executive officers. The vesting of PSUs is contingent on meeting certain financial performance targets, market conditions and continued service. A summary of the activity for PSUs granted under our stock-based compensation plans as of December 31, 2025 and changes during the year then ended is presented below. The presentation reflects the number of PSUs at the maximum performance milestones.

	Number of Units (in millions)	Weighted Average Grant Date Fair Value (in dollars)
Unvested at January 1, 2025	1.5	$ 76.76
Granted	0.8	90.15
Vested	(0.1)	92.06
Forfeited	(0.2)	81.01
Adjustment at the conclusion of the performance measurement period	(0.4)	65.57
Unvested at December 31, 2025	1.6	$ 84.71

The total vesting date fair value of vested PSUs was $5 million, $15 million and $22 million for the years ended December 31, 2025, 2024 and 2023, respectively. The weighted-average grant date fair value of PSUs granted in 2025, 2024 and 2023 was $90.15, $83.63 and $67.82, respectively. As of December 31, 2025, $29 million of the total remaining unrecognized stock-based compensation cost related to PSUs is expected to be recognized over the weighted-average remaining requisite service period of 1.2 years.

All RSUs and PSUs have dividend equivalent rights, which entitle holders to the same dividend value per share as holders of common stock. Dividend equivalent rights are subject to the same vesting and other terms and conditions as the corresponding unvested RSUs and PSUs and are accumulated and paid when the underlying shares vest.

Purchase Plan

For the years ended December 31, 2025, 2024 and 2023, the Purchase Plan provided for eligible employees to purchase shares of Class A common stock at a price equal to 95% of the fair market value per share of our Class A common stock on the last date of the purchase period. This plan has been deemed non-compensatory and, therefore, no compensation expense has been recorded. During the years ended December 31, 2025, 2024 and 2023, we issued 0.8 million shares, 0.9 million shares and 1.1 million shares, respectively, of Class A common stock under the Purchase Plan.

Note 17 — Segment Information

Our chief executive officer is our chief operating decision maker. Our CODM regularly reviews the performance of our business by four industry-based operating segments, which are our four reportable business segments: Health Sciences, Financial Services, Products and Resources, and Communications, Media and Technology.

We have an industry-led go-to-market strategy, with client partners, account executives and client relationship managers aligned to the specific industries they serve. Our CODM is regularly provided segment revenues and operating profit, including budget-to-actual variances in segment revenue, to formulate industry-focused strategic priorities, allocate financial resources, set targets and key performance indicators, and evaluate the results of such strategies. These strategic priorities, targets and key performance indicators are translated and applied to each client account, rolling up to respective industry-based operating segments. Our hiring and deployment plans are devised according to the strategic priorities and targets set for the client accounts.

In the first quarter of 2025, we made certain changes to the internal measurement of segment operating profit for the purpose of evaluating segment performance and resource allocation. The primary reason for the change was to reflect a more complete cost of delivery. Specifically, segment operating profit now includes an allocation of certain corporate costs, which were previously included in "unallocated costs." We have reported 2025 segment operating profits using the new allocation methodology and have recast the 2024 results to conform to the new methodology. While we have recast the 2024 results to conform to the new methodology, it is impracticable for us to recast our 2023 segment operating results as the detailed information required for the allocation of such costs to the segments is not reasonably available.

Revenue from each client is attributed to the operating segment that is most closely aligned with the client's business we serve. Segment operating profit represents income from operations excluding certain unallocated corporate costs. Our CODM is not regularly provided with segment expenses. A portion of depreciation and amortization expense, certain corporate costs, the impact of the settlements of the cash flow hedges, the gain on the sale of property and equipment and expenses related to our NextGen program are not allocated to individual segments. Accordingly, such expenses are excluded from segment operating profit and are included below as "unallocated costs" and adjusted against our total income from operations.

We do not disclose assets by segment as a significant portion of the assets is used interchangeably among the segments and our CODM is not provided such information.

Information by reportable segment were as follows:

(in millions)		Year Ended December 31, 2025								
		HS		FS		P&R		CMT		Total
Revenues	$	6,347	$	6,173	$	5,285	$	3,303	$	21,108
Less: other segment items		5,114		5,144		4,498		2,867		17,623
Segment operating profit		1,233		1,029		787		436		3,485
Less: unallocated costs										96
Income from operations									$	3,389

	Year Ended December 31, 2024				
(in millions)	HS	FS	P&R	CMT	Total
Revenues	$ 5,932	$ 5,753	$ 4,782	$ 3,269	$ 19,736
Less: other segment items	4,859	4,838	4,011	2,876	16,584
Segment operating profit	1,073	915	771	393	3,152
Less: unallocated costs					260
Income from operations					$ 2,892

As described above, in the first quarter of 2025 we made changes to the internal measurement of segment operating profits. While we have recast the 2024 results to conform to the new methodology, it is impracticable for us to recast our 2023 segment operating results as the detailed information required for the allocation of such costs to the segments is not reasonably available.

	Year Ended December 31, 2023				
(in millions)	HS	FS	P&R	CMT	Total
Revenues	$ 5,674	$ 5,809	$ 4,628	$ 3,242	$ 19,353
Less: other segment items	4,322	4,653	3,644	2,617	15,236
Segment operating profit	1,352	1,156	984	625	4,117
Less: unallocated costs					1,428
Income from operations					$ 2,689

Other segment items for each reportable segment primarily include employee compensation and benefits, subcontractor costs, costs of third-party products and services related to revenue and project-related travel.

Geographic Area Information

Long-lived assets by geographic area are as follows:

(in millions)	2025	2024
Long-lived Assets:[1]		
North America[2]	$ 300	$ 338
Europe	67	72
Rest of World[3]	566	584
Total	$ 933	$ 994

_____

(1) Long-lived assets include property and equipment, net of accumulated depreciation and amortization.
(2) Substantially all relates to the United States.
(3) Substantially all relates to India.

Note 18 — Subsequent Events

Dividend

On February 3, 2026, our Board of Directors approved the Company's quarterly declaration of a $0.33 per share dividend with a record date of February 18, 2026 and a payment date of February 26, 2026.

Acquisition

On January 1, 2026, through the execution of a purchase agreement, we acquired 100% ownership in 3Cloud, one of the largest independent Microsoft Azure services providers and a global leader in Azure-dedicated AI enablement solutions and products. This acquisition expands our Azure portfolio and deepens our expertise in complex, engineering-intensive engagements that enable AI-led business transformation. On December 31, 2025, we placed cash consideration of $733 million in escrow, which was deemed to be restricted cash and included in "Other noncurrent assets" in our consolidated statement of financial position. We are yet to complete the initial accounting for the acquisition and, therefore, unable to disclose the major classes of assets acquired and liabilities assumed, and any separately recognized transactions.


Cognizant Technology Solutions Corporation

Valuation and Qualifying Accounts
For the Years Ended December 31, 2025, 2024 and 2023
(in millions)


(in millions)	Balance at Beginning of Period		Charged to Costs and Expenses		Charged to Other Accounts		Deductions /Other		Balance at End of Period	
Warranty accrual:										
2025	$	38	$	43	$	—	$	38	$	43
2024	$	40	$	38	$	—	$	40	$	38
2023	$	41	$	40	$	—	$	41	$	40
Valuation allowance—deferred income tax										
2025	$	48	$	390	$	—	$	11	$	427
2024	$	53	$	1	$	—	$	6	$	48
2023	$	41	$	14	$	—	$	2	$	53

EXHIBIT 31.1

CERTIFICATION

I, Ravi Kumar S, certify that:

1. I have reviewed this Annual Report on Form 10-K of Cognizant Technology Solutions Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: February 12, 2026   /s/ RAVI KUMAR S
_____

Ravi Kumar S
Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 31.2

CERTIFICATION

I, Jatin Dalal, certify that:

1.   I have reviewed this Annual Report on Form 10-K of Cognizant Technology Solutions Corporation;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a.   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b.   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c.   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d.   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a.   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b.   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: February 12, 2026   /s/ JATIN DALAL

Jatin Dalal
Chief Financial Officer
(Principal Financial Officer)

EXHIBIT 32.1

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002***

In connection with the Annual Report on Form 10-K of Cognizant Technology Solutions Corporation (the "Company") for the period ended December 31, 2025 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Ravi Kumar S, Chief Executive Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 12, 2026   /s/ RAVI KUMAR S
                              _____

                             Ravi Kumar S
                             Chief Executive Officer
                             (Principal Executive Officer)

_____

* A signed original of this written statement required by Section 906 has been provided to Cognizant Technology Solutions Corporation and will be retained by Cognizant Technology Solutions Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.2

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002***

In connection with the Annual Report on Form 10-K of Cognizant Technology Solutions Corporation (the "Company") for the period ended December 31, 2025 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Jatin Dalal, Chief Financial Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 12, 2026

/s/ JATIN DALAL
_____

Jatin Dalal
Chief Financial Officer
(Principal Financial Officer)

_____

*   A signed original of this written statement required by Section 906 has been provided to Cognizant Technology Solutions Corporation and will be retained by Cognizant Technology Solutions Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

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Corporate information

Directors

Stephen (Steve) J. Rohleder (FC) (GC)
Chair of Cognizant Board
Former Group Chief Executive,
North America and COO
Accenture

Zein Abdalla (CC) (GC*)
Former President
PepsiCo

Vinita Bali (CC) (GC)
Former CEO and Managing Director
Britannia Industries
Former VP
The Coca-Cola Company

Eric Branderiz (AC) (CC)
Former EVP and CFO
Enphase Energy

Archana (Archie) Deskus (AC) (FC)
Former EVP and CTO
PayPal

John M. Dineen (AC) (FC*)
Former President and CEO
GE Healthcare

Ravi Kumar S
CEO
Cognizant

Leo S. Mackay Jr. (AC) (CC*)
SVP
Ethics and Enterprise Assurance
Lockheed Martin

Michael Patsalos-Fox (FC) (GC)
Former Chairman, the Americas
McKinsey & Company
Former CEO
Stroz Friedberg

Abraham (Bram) Schot (FC) (GC)
Former Chairman and CEO
Audi AG

Karima Silvent (CC)
Group Deputy General Secretary
and CHRO and Member of the
Management Committee
AXA

Joseph (Joe) M. Velli (AC) (CC)
Former Senior EVP and member of the
Policy Committee
The Bank of New York

Sandra S. Wijnberg (AC*) (FC)
Former CFO
Marsh & McLennan Companies
Former CAO
Aquiline Holdings

Board committees

AC   Audit Committee
FC   Finance and Strategy Committee
CC   Compensation and Human Capital Committee
GC   Governance and Sustainability Committee
*   Denotes committee chairperson

Executive Committee

Ravi Kumar S
Chief Executive Officer

Jatin Dalal
Chief Financial Officer

Balu Ganesh Ayyar
President
Asia Pacific and Japan and
Industry Solutions Group

Thea Hayden
Chief Marketing Officer

Kathryn (Kathy) Diaz
Chief People Officer

Annadurai (Anna) Elango
President
Core Technologies and Insights

Surya Gummadi
President
Americas

John Kim
Chief Legal Officer, Chief Administrative
Officer and Corporate Secretary

Manoj Mehta
President
Europe, Middle East and Africa

Rajesh Varrier
President, Operations and CMD of
Cognizant India

Prasad Sankaran
President
AI Products and Platforms

Executive offices

300 Frank W Burr Blvd.
Suite 36, 6th Floor
Teaneck, NJ 07666 USA
Phone: 201.801.0233
www.cognizant.com

Form 10-K

A copy of the Company's Annual Report on
Form 10-K is available without charge upon
request by contacting Investor Relations.

Common stock information

The Company's Class A Common Stock
(CTSH) is listed on the Nasdaq Global
Select market.

Annual meeting date

The Company's annual meeting of
stockholders will be held on Tuesday,
June 2, 2026, via live webcast. Please visit
virtualshareholdermeeting.com/CTSH2026

Online check-in begins: 9:15 a.m.
Meeting begins: 9:30 a.m.
(All times US Eastern Time)

Independent registered public accounting firm

PricewaterhouseCoopers LLP
300 Madison Avenue
New York, NY 10017

Transfer agent

Equiniti Trust Company, LLC (formerly
American Stock Transfer & Trust Co.)
55 Challenger Road, Floor 2
Ridgefield Park, NJ 07660

Investor relations

For more information, contact:
Tyler Scott, Global Head of Investor Relations
Tyler.Scott@cognizant.com

